    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 18, 2000
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                         ------------------------------

                                    FORM S-1

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                         ------------------------------

                            COMPUCREDIT CORPORATION

             (Exact name of registrant as specified in its charter)

           GEORGIA                          6141                    58-2336689
 (State or other jurisdiction   (Primary Standard Industrial     (I.R.S. Employer
     of incorporation or        Classification Code Number)   Identification Number)
        organization)

                          ONE RAVINIA DRIVE, SUITE 500
                             ATLANTA, GEORGIA 30346
                                 (770) 206-6200

              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)
                         ------------------------------

                                BRETT M. SAMSKY
                            CHIEF FINANCIAL OFFICER
                            COMPUCREDIT CORPORATION
                          ONE RAVINIA DRIVE, SUITE 500
                             ATLANTA, GEORGIA 30346
                                 (770) 206-6200

           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                         ------------------------------

                                WITH COPIES TO:

     Daniel T. Falstad, Esq.                               David S. Katz, Esq.
     Robert K. Harris, Esq.                         Orrick, Herrington & Sutcliffe LLP
      Troutman Sanders LLP                                 3050 K Street, N.W.
Bank of America Plaza, Suite 5200                         Washington, D.C. 20007
   600 Peachtree Street, N.E.                           Telephone: (202) 339-8497
   Atlanta, Georgia 30308-2216                          Facsimile: (202) 339-8500
    Telephone: (404) 885-3000
    Facsimile: (404) 962-6554

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                          PROPOSED MAXIMUM     PROPOSED MAXIMUM
      TITLE OF EACH CLASS OF             AMOUNT TO         OFFERING PRICE          AGGREGATE            AMOUNT OF
   SECURITIES TO BE REGISTERED       BE REGISTERED(1)        PER UNIT(2)      OFFERING PRICE(1,2)   REGISTRATION FEE
Common Stock, no par value per
  share...........................       4,600,000             $28.69            $131,974,000            $34,841

(1) Includes 600,000 shares which the Underwriters have the option to purchase to cover over-allotments of shares. See "Underwriting."

(2) Estimated solely for the purpose of calculating the amount of the Registration Fee in accordance with Rule 457(c) under the Securities Act of 1933 and based upon the average high and low sales prices on January 12, 2000 as reported on the Nasdaq National Market.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                    SUBJECT TO COMPLETION--JANUARY 18, 2000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
WE WILL AMEND AND COMPLETE THE INFORMATION IN THIS PROSPECTUS. ALTHOUGH WE ARE PERMITTED BY US FEDERAL SECURITIES LAW TO OFFER THESE SECURITIES USING THIS PROSPECTUS, WE MAY NOT SELL THEM OR ACCEPT YOUR OFFER TO BUY THEM UNTIL THE DOCUMENTATION FILED WITH THE SEC RELATING TO THESE SECURITIES HAS BEEN DECLARED EFFECTIVE BY THE SEC. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES OR OUR SOLICITATION OF YOUR OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THAT WOULD NOT BE PERMITTED OR LEGAL.

PROSPECTUS
             , 2000

                                     [LOGO]

                        4,000,000 SHARES OF COMMON STOCK
----------------------------------------------------------------------

    COMPUCREDIT CORPORATION:

    - We are a credit card company that uses analytical techniques, including sophisticated computer models, to target a market that we believe has been underserved by traditional grantors of credit.

    - CompuCredit Corporation
      One Ravina Drive
      Suite 500
      Atlanta, Georgia 30346
      (770) 206-6200

    SYMBOL & MARKET:

    - CCRT/Nasdaq National Market

    LAST REPORTED SALE PRICE:

    - $31 1/8

    THE OFFERING:

    - We are offering 4,000,000 shares of our common stock.

    - The underwriters have an option to purchase an additional 185,000 shares from CompuCredit Corporation and 415,000 shares from four selling shareholders to cover over-allotments.

    - We plan to use the net proceeds we receive from this offering to finance our growth through the origination and purchase of credit card receivables, for marketing costs, working capital and other general corporate purposes and, if we charter a bank, to capitalize the bank and make a deposit with the bank.

    - Closing:             , 2000

--------------------------------------------------------------------------------------
                                                              Per Share      Total
--------------------------------------------------------------------------------------
Public offering price:                                        $           $
Underwriting fees:                                            $           $
Proceeds to CompuCredit:                                      $           $
--------------------------------------------------------------------------------------

     THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.
--------------------------------------------------------------------------------

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. NOR HAVE THEY MADE, NOR WILL THEY MAKE, ANY DETERMINATION AS TO WHETHER ANYONE SHOULD BUY THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

DONALDSON, LUFKIN & JENRETTE  J.P. MORGAN & CO.
    BOOK RUNNING MANAGER       CO-LEAD MANAGER

BEAR, STEARNS & CO. INC.

                  FIRST UNION SECURITIES, INC.

                                     PAINEWEBBER INCORPORATED

                                                        DLJDIRECT INC.

                               TABLE OF CONTENTS

                                        PAGE
Summary...............................    1
Risk Factors..........................    7
Special Note Regarding Forward-Looking
  Statements..........................   14
Use of Proceeds.......................   15
Price Range of Common Stock...........   15
Dividend Policy.......................   15
Capitalization........................   16
Selected Consolidated Financial
  Data................................   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   19

                                        PAGE
Business..............................   32
Management............................   45
Principal and Selling Shareholders....   51
Certain Transactions..................   53
Description of Capital Stock..........   54
Shares Eligible for Future Sale.......   56
Underwriting..........................   58
Legal Matters.........................   60
Experts...............................   60
Where You Can Find More Information...   60
Index to Financial Statements.........  F-1

    You should rely only on the information contained in this document or in documents to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS; IT DOES NOT CONTAIN ALL THE INFORMATION YOU SHOULD CONSIDER BEFORE BUYING SHARES IN THIS OFFERING. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY BEFORE MAKING A DECISION WHETHER TO PURCHASE OUR COMMON STOCK. IN THIS PROSPECTUS, "COMPUCREDIT," "WE," "US" AND "OUR" EACH REFERS TO COMPUCREDIT CORPORATION AND ITS SUBSIDIARIES AND ITS PREDECESSOR, COMPUCREDIT L.P. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES THAT THE UNDERWRITERS DO NOT EXERCISE THEIR OVER-ALLOTMENT OPTION.

                                  COMPUCREDIT

    CompuCredit is a credit card company that uses analytical techniques, including sophisticated computer models, to target a consumer credit market that we believe has been underserved by traditional grantors of credit. We have developed and enhanced our techniques by continually testing our products and operating practices and by continually analyzing credit bureau data and the results of our lending experience. We believe that our analytical approach allows us to:

    - Better assess credit and bankruptcy risk, enabling us to identify consumers in the underserved market that are more creditworthy,

    - Price our products to appropriately reflect the level of a consumer's credit risk and demand for credit,

    - Increase the likelihood that a consumer will accept our offer of credit, which improves our response rates and reduces our marketing costs,

    - Continually monitor customer performance and actively manage accounts in order to refine our product offerings to reflect the changing risk of our customers, and

    - Effectively evaluate the collectibility of delinquent accounts, which enables us to efficiently deploy our collection resources.

    We believe that the underserved market provides significant growth potential and that consumers in this market are not being solicited with offers of credit cards as often as other consumers. Individuals in this market typically rely more heavily on finance companies and retail store credit cards to meet their credit needs and are less likely to have general purpose credit cards. Some of these consumers have had delinquencies, a default or a bankruptcy in their credit histories, but have, in our view, demonstrated recovery. Others in this target market are establishing or expanding their credit. Based on published industry reports, we estimate that the total size of the underserved credit market, including retail credit cards and unsecured consumer finance loans, is approximately $200 billion. We believe that approximately 6% of this market is comprised of unsecured general purpose credit card receivables generated by monoline credit card issuers. Because unsecured general purpose credit cards maximize a consumer's flexibility and utility, we expect that these credit card receivables will account for an increasing share of the total underserved credit market.

    We market unsecured Aspire Visa credit cards through direct mail, telemarketing and the Internet. The Aspire Visa cards have initial credit lines ranging from $500 to $10,000, APRs ranging from 7.4% over the prime rate to 21.75% over the prime rate and annual fees ranging from $0 to $100. As of December 31, 1999, the average credit line on our originated accounts was $1,853. We also market to Aspire Visa cardholders other fee-based products including card registration, memberships in preferred buying clubs, travel services and credit life, disability and unemployment insurance.

    In July, 1999, we launched our website WWW.ASPIRECARD.COM through our subsidiary AspireCard.com, Inc. Applications received via the Internet are electronically processed on a real time basis using the same credit and marketing models that are applied to our direct mail and telemarketing campaigns. We believe that our ability to respond to an Internet application with a credit decision in less than one minute represents a competitive advantage. We are currently testing or evaluating additional Internet marketing initiatives including the following:

    - referral arrangements and/or partnerships with prime credit card issuers and online retailers,

    - Internet applications in conjunction with regular mail solicitations, and

    - pre-approved direct mailings by e-mail.

    CompuCredit was formed in August 1996 and has grown significantly since we began soliciting clients in February 1997. For the nine months ended
September 30, 1999, we had net income of $28.8 million as compared to net income of $20.0 million for the nine months ended September 30, 1998. For the year ended December 31, 1998, we had net income of $25.4 million as compared to a net loss of $725,000 for the year ended December 31, 1997. As of September 30, 1999, we had 927,000 accounts with an aggregate managed portfolio of $667.1 million of credit card receivables. We intend to increase the size of our portfolio of credit card receivables by adding new accounts through solicitations of new clients. We also add accounts by purchasing portfolios of credit card receivables if we believe a substantial portion of the cardholders meet our credit criteria. We may use either or both of these methods of account growth to varying degrees, depending on our assessment of the relative cost of each method.

    We have relied on the securitization of our credit card receivables to fund our operations and increase the size of our business. Securitization of credit card receivables is common in the credit card industry. A securitization transaction involves grouping and packaging assets, such as credit card receivables, into securities that are then sold to investors. We have used securitization because it has offered a cost of funding lower than other debt or equity financing sources.

    We market the Aspire credit card under an agreement with Columbus Bank and Trust Company, a state-chartered banking subsidiary of Synovus Financial Corporation. Under this agreement, Columbus Bank and Trust owns the credit card accounts. We outsource to Columbus Bank and Trust and its affiliate, Total System Services, Inc., account processing and servicing functions such as card embossing/ mailing, fraud detection, cycle billing, payment processing and transaction processing.

    Our executive offices are located at One Ravinia Drive, Suite 500, Atlanta, Georgia 30346, and our telephone number is (770) 206-6200. Our corporate Internet address is WWW.COMPUCREDIT.COM. The information on our website is not part of this prospectus.

BUSINESS STRATEGY

    Our goal is to use our risk management, analytical and collection experience and our marketing expertise to further grow the number of accounts, managed receivables balances, revenues and earnings. The principal elements of our strategy to achieve this goal are the following:

    - Increasing managed receivables by soliciting new clients in a cost effective manner, selectively expanding the credit relationships with our existing customers and making opportunistic portfolio acquisitions,

    - Broadening our Internet marketing channels,

    - Enhancing our analytical approach by continuously incorporating actual performance data and test results, and

    - Managing operating costs and maximizing the efficiency of our internal and outsourced credit card servicing functions.

                                  THE OFFERING

Common stock offered.........................  4,000,000 shares

Common stock to be outstanding after this
  offering...................................  44,051,392 shares

Use of proceeds..............................  To finance our growth through the origination and purchase of credit card receivables, for marketing
                                               costs, working capital and other general corporate
                                               purposes and, if we charter a bank, to capitalize the
                                               bank and make a deposit with the bank. See "Use of
                                               Proceeds."

Risk Factors.................................  See "Risk Factors" for a discussion of factors to consider carefully before deciding to invest in
                                               shares of our common stock.

Nasdaq National Market symbol................  "CCRT"

    The number of shares of common stock to be outstanding immediately after this offering is based on the number of shares outstanding as of December 31, 1999.

    The number of shares of common stock to be outstanding immediately after this offering does not include:

    - 364,790 shares issuable upon the exercise of options outstanding as of December 31, 1999 under our 1998 Stock Option Plan, and 835,210 additional shares available as of that date for future issuance under that plan; and

    - 150,000 shares available for issuance under our employee stock purchase plan.

                SUMMARY FINANCIAL INFORMATION AND OPERATING DATA

    You should read the following summary financial and other data in conjunction with our consolidated financial statements and the related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. We have derived the following summary financial data, except for the selected credit card data, for the years ended December 31, 1998 and 1997 and the period from our inception on August 14, 1996 to December 31, 1996 from our audited consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. We have derived the financial data, except for the selected credit card data, for the nine months ended September 30, 1999 and 1998 from our unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for the periods. We do not necessarily expect our operating results for the nine months ended September 30, 1999 to be indicative of the results for the entire year ending December 31, 1999.

    OVERVIEW OF SECURITIZATIONS. In August 1997, we began securitizing our credit card receivables. The following general discussion of securitizations is presented to assist in understanding our financial information and operating data. Our securitization transactions involve the sale of our credit card receivables to a separate entity. The entity is either a corporation or a trust that has been created by us exclusively to purchase receivables. The entity purchases the receivables from us using cash generated from selling interests in the receivables to investors.

    We have entered into agreements with investors which specify the conditions and price of each sale of receivables and include terms and conditions that are similar to those included in bank loan agreements. The agreements define our duties to service the securitized receivables and require us to remit collections on the receivables to the investors in the securitizations. The agreements also include representations and warranties regarding the receivables and financial performance measures that must be met in order for us to continue to securitize receivables.

    The investors in the securitizations require us to provide credit support for the receivables to reduce the risk of loss to the investors resulting from cardholders not repaying their credit card balances when due. We negotiate with each investor the amount of the credit support, which is based on historical and expected delinquency and loss experience on the receivables. The credit support is usually in the form of overcollateralization, which means that we sell the receivables for less than, or at a discount from, their outstanding balances. As a result, the receivables available to repay the investors exceed the total amount of the investors' interests in the receivables. This excess is the retained interest owned by us. The investors in the securitized receivables have no recourse against us for our cardholders' failure to pay their credit card loans; however, most of our retained interests are subordinated to the investors' interests until the investors have been fully repaid. This means that our retained interests will absorb any losses due to cardholders' failure to repay their balances before investors in the securitizations have to absorb these losses.

    We will receive additional cash from the securitized receivables if collections from the receivables exceed required interest and principal payments to the investors. The collections from the receivables depend on the performance of the receivables, which includes the timing and amounts of payments on the receivables, the interest rates, fees and other charges paid on the receivables, and their delinquency and loss rates.

    IMPORTANT INFORMATION ABOUT SUMMARY FINANCIAL AND OPERATING DATA. The balance sheet data presented below does not include securitized receivables because we remove these securitized receivables from our balance sheet and record a gain on each sale. The gain represents the estimated net present value of the cash flows we expect to receive in the future. Our balance sheet includes the retained interests and the estimated net present value of the expected cash flows. These amounts are classified on the balance sheet as "Retained Interests in Credit Card Receivables." The securitization transactions do not affect the relationship that we have with our clients, and we continue to service the credit card receivables. We analyze our financial performance on a "managed loan" portfolio basis, as if the securitized receivables were still on our balance sheet, because the performance of those receivables will affect the future cash flows we actually receive on the receivables. The information in the following table under "Selected Credit Card Data" is presented on this managed loan basis.

    During 1998, we purchased two portfolios of credit card receivables at substantial discounts from the face amount of the credit card receivables outstanding. The discounts totaled $284.5 million at the time of purchase. A portion of the discount relates to receivables we identified as being at or near charge-off at the time of purchase. There were approximately 52,000 of these accounts, representing 25.9% of the accounts purchased, with $137.2 million of outstanding receivables at the time of purchase. We have excluded these receivables from all managed loan data presented in this prospectus. We have divided the remaining portion of the $284.5 million discount into two components. The first component of approximately $87.5 million relates to the credit quality of the remaining receivables in the portfolios and reflects the difference between the purchased face amount of the receivables and the future cash collections that our management expects to receive from the receivables. For purposes of reporting pro forma charge-off ratios on managed loans, we have used this discount related to credit quality to offset a portion of actual net charge-offs. The second component of the remaining discount, which was approximately $59.8 million, is unrelated to the credit quality of the receivables, and this component is being added into interest income for purposes of managed loan reporting.

    The net interest margins presented below under "Selected Credit Card Data" include our net interest and late fee income on a managed loan basis less actual cost of funds on an annualized basis. These net interest margins also take into account all costs associated with our securitizations, including the interest paid to the investors and the amortization of the portion of the discount on our purchased portfolio that is in excess of discounts related to credit quality. The net charge-off ratios presented below reflect actual principal amounts charged off, less recoveries, as a percentage of average managed loans on an annualized basis. The delinquency ratios presented below represent credit card receivables that were at least 60 days past due at the end of the period.

                                           PERIOD FROM           YEAR ENDED          NINE MONTHS ENDED
                                         AUGUST 14, 1996        DECEMBER 31,           SEPTEMBER 30,
                                         TO DECEMBER 31,   ----------------------   -------------------
                                              1996           1997          1998       1998       1999
                                         ---------------   --------      --------   --------   --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Interest income........................       $  --        $ 2,658       $    256   $    187   $  1,443
Interest expense.......................          --            361            536        536         --
                                              -----        -------       --------   --------   --------
  Net interest income (expense)........          --          2,297           (280)      (349)     1,443
Provision for loan losses..............          --          1,422             --         --
Securitization income..................          --            628         16,389      7,192      5,612
Income from retained interests in
  credit card receivables
  securitized..........................          --             --         22,690     21,615     48,416
Other operating income.................          --          1,383         19,237     13,417     27,073
Other operating expense................         148          3,611         17,127      9,378     37,244
                                              -----        -------       --------   --------   --------
  Income (loss) before income taxes....        (148)          (725)        40,909     32,497     45,300
Income taxes...........................          --             --        (15,479)   (12,478)   (16,515)
                                              -----        -------       --------   --------   --------
Net income (loss)......................       $(148)       $  (725)      $ 25,430   $ 20,019   $ 28,785
                                              =====        =======       ========   ========   ========
Net income (loss) attributable to
  common shareholders..................     n/a            $(1,341)      $ 23,630   $ 18,673   $ 28,203
                                                           =======       ========   ========   ========
Net income (loss) per share............     n/a            $ (0.04)      $   0.74   $   0.59   $   0.77
                                                           =======       ========   ========   ========

                                                       AT DECEMBER 31,              AT SEPTEMBER 30,
                                                ------------------------------   -----------------------
                                                  1996       1997       1998              1999
                                                --------   --------   --------   -----------------------
                                                                                  ACTUAL    PRO FORMA(1)
                                                                                 --------   ------------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Retained interests in credit card receivables
  securitized.................................    $ --     $15,037    $65,184    $140,768     $140,768
Total assets..................................     253      20,215     87,583     182,562      299,959
Shareholders' equity..........................     152      19,127     54,510     146,137      263,534

                                                                                     AT OR FOR THE
                                           PERIOD FROM      AT OR FOR THE YEAR    THREE MONTHS ENDED
                                         AUGUST 14, 1996    ENDED DECEMBER 31,       SEPTEMBER 30,
                                         TO DECEMBER 31,    -------------------   -------------------
                                               1996           1997       1998       1998       1999
                                         ---------------    --------   --------   --------   --------
                                                      (IN THOUSANDS, EXCEPT PERCENTAGES)
SELECTED CREDIT CARD DATA:
Total average managed loans............        $ --         $11,151    $306,706   $402,751   $592,379
Period-end total managed loans.........        $ --         $27,899    $503,985   $406,297   $667,063
Period-end total managed accounts......          --              45         343        249        927
Net interest margin....................          --%           19.4%       19.9%      19.3%      23.1%
Net charge-off ratio...................          --             3.6        13.2       11.8       11.8
Pro forma charge-off ratio.............          --             3.6         3.4        3.6        5.0
Delinquency ratio......................          --             5.3         8.6       10.5        6.6

------------------------

(1) Pro forma to reflect the sale of 4,000,000 shares of common stock being offered by this prospectus at an assumed public offering price of $31 1/8 per share after deducting estimated discounts, commissions and offering expenses.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW BEFORE BUYING SHARES IN THIS OFFERING. THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY RISKS WE FACE. THESE RISKS ARE THE ONES WE CONSIDER TO BE SIGNIFICANT TO YOUR DECISION WHETHER TO INVEST IN OUR COMMON STOCK AT THIS TIME. WE MIGHT BE WRONG. THERE MAY BE RISKS THAT YOU IN PARTICULAR VIEW DIFFERENTLY THAN WE DO, AND THERE ARE OTHER RISKS AND UNCERTAINTIES THAT ARE NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY CONSIDER IMMATERIAL, BUT THAT MAY IN FACT IMPAIR OUR BUSINESS OPERATIONS. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, RESULTS OF OPERATIONS AND FINANCIAL CONDITION COULD BE SERIOUSLY HARMED, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

OUR BUSINESS IS DIFFICULT TO EVALUATE BECAUSE OF OUR LIMITED OPERATING HISTORY.

    THERE IS A LACK OF HISTORICAL INFORMATION AVAILABLE FOR OUR INVESTORS. Because we were formed in August 1996, investors have limited information on which to evaluate our future operating results and business prospects.

    WE HAVE LIMITED EXPERIENCE WITH OUR RECEIVABLES. We have limited underwriting, servicing, delinquency and default experience with our credit card receivables, which may limit the usefulness or reliability of our historical information.

OUR PORTFOLIO PURCHASES MAY CAUSE FLUCTUATIONS IN REPORTED MANAGED LOAN DATA, WHICH MAY REDUCE THE USEFULNESS OF HISTORICAL MANAGED LOAN DATA IN EVALUATING OUR BUSINESS.

    Our reported managed loan data may fluctuate substantially from quarter to quarter as a result of recent and future portfolio acquisitions. Portfolio acquisitions currently account for a significant portion of our credit card receivables and may account for a significant portion of our credit card receivables in the future. As of September 30, 1999, purchased receivables represented 39.8% of our total portfolio.

    Credit card receivables included in purchased portfolios may have been originated using credit criteria different from our criteria. As a result, some of these receivables have a different credit quality than receivables we originated. Receivables included in any particular purchased portfolio may have significantly different delinquency rates and charge-off rates than the receivables previously originated and purchased by us. These receivables may also earn different interest rates and fees than other similar receivables in our receivables portfolio. To the extent these factors occur, our reported managed loan data may fluctuate substantially in future periods.

WE MAY BE UNABLE TO MEET OUR FUTURE CAPITAL AND LIQUIDITY NEEDS OR MAY BE FORCED TO RELY ON MORE EXPENSIVE FUNDING SOURCES TO SUSTAIN OUR GROWTH.

    We will require additional capital in the future, and we may not be able to sell debt or equity securities, securitize our receivables or borrow additional funds on a timely basis or on terms that are acceptable to us. Our cash requirements exceed the amount of cash we generate from operations. We have financed substantially all of our originated and purchased receivables through securitizations. If additional or future securitization transactions are not available on terms we consider acceptable, we may have to rely on other more expensive funding sources, may not be able to grow or may have to reduce our managed loans outstanding. As recently as the fourth quarter of 1998, disruptions in the credit markets adversely affected the ability of companies like us to raise money from these sources. Furthermore, our ability to securitize our assets depends on the continued availability of credit enhancement on acceptable terms and the continued favorable legal, regulatory, accounting and tax environment for these transactions.

THE TERMS WE NEGOTIATE ON OUR FUTURE SECURITIZATIONS MAY NOT BE AS FAVORABLE TO US AS THE TERMS OF OUR EXISTING SECURITIZATIONS, WHICH COULD INCREASE OUR FINANCING COSTS.

    Because the terms of our securitizations are negotiated with each investor in the securitizations, the terms of our future securitizations may not be as favorable to us as the terms of our existing securitizations. We believe that we have negotiated favorable terms for our current securitizations, including the amounts the investors in the securitizations pay us when the receivables are securitized. Because of our reliance on securitizations, any failure by us to obtain terms in future securitizations that are as advantageous to us as the terms of our current securitizations could increase our financing costs and reduce our net income.

BECAUSE A SIGNIFICANT PORTION OF OUR REPORTED INCOME IS BASED ON OUR MANAGEMENT'S ESTIMATES OF THE PERFORMANCE OF SECURITIZED RECEIVABLES, DIFFERENCES BETWEEN ACTUAL AND EXPECTED PERFORMANCE OF THE RECEIVABLES MAY CAUSE FLUCTUATIONS IN NET INCOME.

    Securitization income from the sale of receivables in our securitization transactions and income from retained interests in credit card receivables securitized have constituted, and are likely to continue to constitute, a significant portion of our income. Portions of this income are based primarily on management's estimates of cash flows we expect to receive from the securitized receivables. Differences between actual and expected performance of the receivables may cause fluctuations in our net income. The expected cash flows are based on management's estimates of interest rates, default rates, payment rates, new purchases, costs of funds paid to investors in the securitizations, servicing costs and required amortization payments. These estimates are based on a variety of factors, many of which are not within our control. As a result, these estimates will differ from actual performance.

THE TIMING AND SIZE OF SECURITIZATIONS MAY CAUSE FLUCTUATIONS IN QUARTERLY
INCOME.

    Substantial fluctuations in the timing or the volume of receivables securitized will cause fluctuations in our quarterly income. Factors that affect the timing or volume of securitizations include the growth in our receivables, market conditions and the approval by all parties of the terms of the securitization.

INCREASES IN EXPECTED LOSSES AND DELINQUENCIES MAY CAUSE US TO INCUR LOSSES ON OUR SECURITIZED RECEIVABLES AND PREVENT US FROM CONTINUING TO SECURITIZE RECEIVABLES IN THE FUTURE ON SIMILAR TERMS.

    If the actual amounts of delinquencies and losses that occur in our securitized receivables are greater than our expectations, the value of our retained interests in the securitization transactions may be impaired. In addition, we may be required to repay investors in the securitizations earlier than expected, reducing funds available to us for future growth. Greater than expected delinquencies and losses could also impact our ability to complete other securitization transactions on acceptable terms or at all, thereby decreasing our liquidity and forcing us to rely on other funding sources to the extent available.

UNLESS WE OBTAIN A BANK CHARTER, WE CANNOT ISSUE CREDIT CARDS OTHER THAN THROUGH AN AGREEMENT WITH A BANK.

    Because we do not have a bank charter, we currently cannot issue credit cards other than through an agreement with a bank. We issue our Aspire credit card under an agreement with Columbus Bank and Trust. Unless we obtain a bank charter, we will continue to rely upon Columbus Bank and Trust to issue credit cards to our clients. If our agreement with Columbus Bank and Trust were terminated or otherwise disrupted, there is also a risk that we would not be able to enter into an agreement with an alternate provider on terms that we consider favorable or in a timely manner without disruption of our business.

BECAUSE WE OUTSOURCE OUR ACCOUNT PROCESSING FUNCTIONS, ANY DISRUPTION OR TERMINATION OF THAT OUTSOURCING RELATIONSHIP COULD HARM OUR BUSINESS.

    We outsource account processing functions for the Aspire accounts pursuant to an agreement with Columbus Bank and Trust and its affiliate, Total Systems. If this agreement were terminated or otherwise disrupted, there is a risk that we would not be able to enter into a similar agreement with an alternate provider on terms that we consider favorable or in a timely manner without disruption of our business. For additional information on services provided to us by third parties, see "Business--Account and Portfolio Management."

WE MAY BE UNABLE TO SUSTAIN AND MANAGE OUR GROWTH.

    If we cannot sustain or manage our growth, we may experience fluctuations in net income or sustain net losses. We have rapidly and significantly expanded our operations and our credit card receivables portfolio. We plan to continue to increase our credit card receivables portfolio. We may not be able to manage the following factors that affect our growth:

    - growth in both existing and new account balances;

    - the degree to which we lose accounts and account balances to competing credit card issuers;

    - levels of delinquencies and credit losses;

    - the availability of funding, including securitizations, on favorable terms;

    - our ability to attract new clients through originations or portfolio purchases;

    - the level of costs of soliciting new clients;

    - the level of response to our solicitations;

    - our ability to employ and train new personnel;

    - our ability to maintain adequate management systems, collection procedures, internal controls and automated systems; and

    - general economic and other factors beyond our control.

WE MAY NOT SUCCESSFULLY EVALUATE THE CREDITWORTHINESS OF OUR CLIENTS AND MAY NOT PRICE OUR CREDIT PRODUCTS SO AS TO REMAIN PROFITABLE.

    We may not successfully evaluate the creditworthiness of our clients and may not price our credit products so as to remain profitable. Our target market generally has a higher risk of nonpayment, higher frequencies of delinquencies and higher credit losses than consumers who are served by more traditional providers of consumer credit. Some of the consumers included in our target market are consumers who are dependent upon finance companies, consumers with only retail store credit cards and/or lacking general purpose credit cards, consumers who may have had a delinquency, a default or, in some instances, a bankruptcy in their credit histories, but have, in our view, demonstrated recovery, and consumers who are establishing or expanding their credit.

LACK OF SEASONING OF OUR CREDIT CARD PORTFOLIO MAY RESULT IN INCREASED DELINQUENCIES AND DEFAULTS.

    A portfolio of older accounts generally behaves more predictably than a newly originated portfolio. As of September 30, 1999, 60.2% of our total portfolio was originated receivables and most of these originated receivables were less than two years old. In general, as the average age of an originated credit card receivables portfolio increases, delinquency and charge-off rates can be expected to increase and then stabilize. As a result, we expect the overall delinquency and charge-off rates on our originated porfolio to fluctuate as we add new accounts and to increase as the average age of our originated accounts increases. Any increases in delinquencies and charge-offs beyond our expectations will impair the value of our retained interests in the securitization transactions, may reduce the funds available for our future growth and may hinder our ability to complete other securitizations in the future.

WE MAY BE REQUIRED TO PAY TO INVESTORS IN OUR SECURITIZATIONS AN AMOUNT EQUAL TO THE AMOUNT OF SECURITIZED RECEIVABLES IF REPRESENTATIONS AND WARRANTIES MADE TO US BY SELLERS OF THE RECEIVABLES ARE INACCURATE.

    The representations and warranties made to us by sellers of receivables we purchased may be inaccurate. We rely on these representations and warranties when we make our own representations and warranties to investors in the securitizations of these receivables. If we rely on an inaccurate representation or warranty made by a seller, we may be required to pay to the investors an amount equal to the amount of the securitized receivables. Although we have rights to indemnification by the sellers of the receivables for some of the payments we must make to investors in our securitizations and may obtain similar indemnification rights from sellers of portfolios purchased in the future, we may not be able to enforce our indemnification rights. Additionally, these indemnification rights, if enforceable, may not be sufficient in each case to reimburse us fully for any of these payments.

SEASONAL CONSUMER SPENDING MAY RESULT IN FLUCTUATIONS IN OUR NET INCOME.

    Our quarterly income may substantially fluctuate as a result of seasonal consumer spending. In particular, our clients may charge more and carry higher balances during the year-end holiday season and before the beginning of the school year, resulting in corresponding increases in managed loans and receivables securitized during those periods.

DEPARTURE OF KEY PERSONNEL COULD HARM OUR OPERATIONS.

    We depend upon the skills and experience of our executive officers. We have entered into employment agreements with our executive officers, which contain confidentiality and non-compete provisions, but we cannot assure you that these persons will not leave us to pursue other opportunities. The loss of the services of David G. Hanna, our President, Richard W. Gilbert, our Chief Operating Officer, Brett M. Samsky, our Chief Financial Officer, or Richard R. House, Jr., our Chief Credit Officer, could harm our operations. We do not maintain key-man life insurance on any executive officer.

INCREASES IN INTEREST RATES MAY INCREASE OUR COST OF FUNDS AND MAY REDUCE THE PAYMENT PERFORMANCE OF OUR CLIENTS.

    Increases in interest rates may increase our cost of funds, which could significantly affect our results of operations and financial condition. Our credit card accounts have variable interest rates. Significant increases in these variable interest rates may reduce the payment performance of our clients.

UNPREDICTABLE ECONOMIC AND OTHER FACTORS COULD REDUCE CREDIT CARD USAGE AND INCREASE CREDIT LOSSES.

    Because our business is directly related to consumer spending, any sustained period of economic slowdown or recession could harm our results of operations or financial condition. During periods of economic slowdown or recession, we expect to experience a decreased demand for our products and services and an increase in rates of delinquencies and the frequency and severity of credit losses. Our actual rates of delinquencies and frequency and severity of credit losses may be higher in the future under adverse economic conditions than those experienced in the consumer finance industry generally because of our focus on the under-served market. Moreover, because we have not experienced adverse general economic conditions since we began originating accounts, we may not accurately anticipate the effect of adverse economic conditions on the delinquency and credit loss rates on our accounts. There is also a risk that, regardless of general economic conditions, increasing numbers of credit cardholders may default on the payment of their outstanding balances or seek protection under bankruptcy laws, and that fraud by cardholders and third parties will increase.

CONSUMER PROTECTION LAWS MAY MAKE COLLECTION OF CREDIT CARD ACCOUNT BALANCES MORE DIFFICULT OR MAY EXPOSE US TO THE RISK OF LITIGATION.

    Any failure to comply with legal requirements by Columbus Bank and Trust, as the issuer of the Aspire credit card, or by us or Columbus Bank and Trust, as the servicer of the Aspire credit card accounts, could significantly impair our ability or the ability of Columbus Bank and Trust to collect the full amount of the credit card account balances and may expose us or Columbus Bank and Trust to the risk of litigation under state and federal consumer protection statutes, rules and regulations. Our operations and the operations of Columbus Bank and Trust are regulated by federal, state and local government authorities and are subject to various laws, rules and regulations, as well as judicial and administrative decisions imposing requirements and restrictions on our business. Due to the consumer-oriented nature of the credit industry, there is a risk that we or other industry participants may be named as defendants in litigation involving alleged violations of federal and state laws and regulations, including consumer protection laws. The institution of any litigation of this nature or any judgment against us or any other industry participant in any litigation of this nature could adversely affect our business and financial condition in a variety of ways. For more information regarding consumer and debtor protection laws applicable to us and Columbus Bank and Trust, see "Business--Consumer and Debtor Protection Laws and Regulations."

CHANGES IN LAW MAY INCREASE OUR CREDIT LOSSES AND ADMINISTRATIVE EXPENSES, RESTRICT THE AMOUNT OF INTEREST AND OTHER CHARGES IMPOSED ON THE CREDIT CARD ACCOUNTS OR LIMIT OUR ABILITY TO MAKE CHANGES TO EXISTING ACCOUNTS.

    Numerous legislative and regulatory proposals are advanced each year which, if adopted, could harm our profitability or limit the manner in which we conduct our activities. Changes in federal and state bankruptcy and debtor relief laws may increase our credit losses and administrative expenses. More restrictive laws, rules and regulations may be adopted in the future which could make compliance more difficult or expensive, further restrict the amount of interest and other charges imposed on credit card accounts we originated or marketed, limit our ability to make changes to the terms on existing accounts or otherwise significantly harm our business.

IF WE OBTAIN A BANK CHARTER, ANY CHANGES IN APPLICABLE STATE OR FEDERAL LAWS COULD ADVERSELY AFFECT OUR BUSINESS.

    If we obtain a bank charter, we will be subject to the various state and federal regulations generally applicable to similar institutions, including restrictions on the ability of the banking subsidiary to pay dividends to us. We are unable to predict the effect of any future changes of applicable state and federal laws or regulations, but such changes could adversely affect the bank's business and operations.

INTENSE COMPETITION FOR CREDIT CARD CUSTOMERS MAY CAUSE US TO LOSE ACCOUNTS OR ACCOUNT BALANCES TO COMPETITORS.

    We may lose entire accounts, or may lose account balances, to competing card issuers that offer lower interest rates and fees or other more attractive terms or features. We believe that clients choose credit card issuers largely on the basis of interest rates, fees, credit limits and other product features. For this reason, client loyalty is often limited. Our future growth depends largely upon the success of our marketing programs and strategies. Our credit card business competes with national, regional and local bank card issuers and with other general purpose credit card issuers, including American
Express-Registered Trademark-, Discover-Registered Trademark- and issuers of Visa-Registered Trademark- and MasterCard-Registered Trademark- credit cards. Some of these competitors may already use or may begin using many of the programs and strategies that we have used to attract new accounts. In addition, many of our competitors are substantially larger than we are and have greater financial resources. The recently enacted Gramm-Leach-Bliley Act of 1999, which permits the affiliation of commercial banks, insurance companies and securities firms, may increase the level of competition in the financial services market, including the credit card business.

ADVERSE PUBLICITY MAY IMPAIR ACCEPTANCE OF OUR PRODUCTS.

    Critics of the credit card industry have in the past focused on marketing practices that they claim encourage consumers to borrow more money than they should, as well as on pricing practices that they claim are either confusing or result in prices that are too high. Increased criticism of the industry or criticism of us in the future could hurt client acceptance of our products or lead to changes in the law or regulatory environment, either of which would significantly harm our business.

THE MARKET PRICE OF OUR COMMON STOCK COULD FALL DRAMATICALLY IF OUR SHAREHOLDERS SELL LARGE AMOUNTS OF COMMON STOCK IN THE PUBLIC MARKET.

    The market price of our common stock could fall dramatically if our shareholders sell large amounts of common stock in the public market following this offering. These sales, or the possibility that these sales may occur, could make it more difficult for us to sell equity or equity-related securities in the future.

    Upon the completion of this offering, we will have outstanding 44,051,392 shares of common stock, based on shares outstanding at December 31, 1999 and assuming no exercise of outstanding stock options. Of these shares, 5,744,000 shares sold in our initial public offering and the 4,000,000 shares sold in this offering, or 4,600,000 shares if the underwriters exercise their over-allotment option in full, will be available for sale immediately in the public market. An additional 307,500 shares held by existing shareholders are available for sale immediately in the public market under Rule 144 under the Securities Act.

    Some of our current shareholders hold an additional 1,984,861 shares that they will be able to sell in the public market beginning on April 23, 2000, when the lock-up agreements signed in connection with our initial public offering expire. Our executive officers and directors and their affiliates will be able to sell an additional 32,015,031 shares of our common stock beginning on the date that is 90 days after the date of this prospectus, when lock-up agreements they have signed in connection with this offering expire. The shares subject to these lock-up agreements could be released by the underwriters of our initial public offering or this offering at any time, in which case the released shares would then become immediately available for sale in the public market. Any of these shares that are held by "affiliates" of CompuCredit within the meaning of Rule 144 under the Securities Act, such as our executive officers and directors and entities they control, will be subject to the volume and other selling limitations of Rule 144. For a detailed discussion of shares eligible for future sale, please see "Shares Eligible for Future Sale."

OUR OFFICERS AND DIRECTORS WILL HAVE THE ABILITY TO CONTROL SHAREHOLDER VOTES, WHICH COULD DETER TRANSACTIONS REQUIRING SHAREHOLDER APPROVAL, SUCH AS A CHANGE IN CONTROL TRANSACTION, THAT MAY BE FAVORED BY THE OTHER SHAREHOLDERS.

    David G. Hanna, Frank J. Hanna, III and our executive officers and directors, in the aggregate, will be able to significantly influence all matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. Based on shares outstanding at December 31, 1999, assuming no exercise of outstanding stock options, after the offering our executive officers and directors, in the aggregate, will beneficially own 75.5% of our outstanding common stock. David G. Hanna and Frank
J. Hanna, III, who are brothers, will beneficially own, in the aggregate, 61.5% of the outstanding common stock. This concentration of voting power could have the effect of delaying or preventing a change in control of CompuCredit, including a change in control that is favored by the other shareholders, and may depress the market price of our common stock. For information regarding the beneficial ownership of each of our directors and executive officers, see "Principal and Selling Shareholders."

OUR SOFTWARE SYSTEMS AND THE SOFTWARE SYSTEMS OF OUR OUTSIDE VENDORS MAY BE HAMPERED BY DEFICIENCIES RELATING TO THE YEAR 2000 PROBLEM.

    Our software systems and the software systems of our outside vendors may be hampered by deficiencies relating generally to formatting and date calculations stemming from the year 2000, commonly known as the year 2000 problem. Any failure of our software systems or the software systems of our outside vendors may significantly impair our business. As of the date of this prospectus, we have not experienced any significant year 2000 problems, and we are not aware of any year 2000 problems experienced by our outside vendors that have significantly affected us; however, the existence, nature and scope of any year 2000 problems that we or our outside vendors may experience cannot be accurately predicted at this time. To the extent that any year 2000 problems associated with our software systems and the systems of our vendors are more extensive than management currently anticipates, correction of these problems could significantly harm our results of operations or financial condition.

    For more detailed information on year 2000 problems, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."

DUE TO THE LACK OF HISTORICAL EXPERIENCE WITH INTERNET CLIENTS, WE MAY NOT BE ABLE TO SUCCESSFULLY TARGET THESE CLIENTS OR EVALUATE THEIR CREDITWORTHINESS.

    There is less historical experience with respect to the credit risk and performance of credit card clients acquired over the Internet. As part of our growth strategy, we may expand our origination of credit card accounts over the Internet. We may not be able to successfully target and evaluate the creditworthiness of these potential clients. Therefore, we may encounter difficulties managing the expected delinquencies and losses and appropriately pricing our products. To the extent that we rely on the Internet for new account growth, we could experience any or all of the following:

    - a greater number of cardholder payment defaults or other unfavorable payment behavior;

    - an increase in fraud by our cardholders and third parties; and

    - changes in the traditional patterns of cardholder loyalty and usage.

Moreover, general economic factors, such as the rate of inflation, unemployment levels and interest rates may affect these clients more severely than other market segments, which could increase our delinquencies and losses.

INTERNET SECURITY BREACHES COULD DAMAGE OUR REPUTATION AND BUSINESS.

    Internet security breaches could damage our reputation and business. As part of our growth strategy, we may expand our origination of credit card accounts over the Internet. The secure transmission of confidential information over the Internet is essential to maintaining consumer confidence in our products and services offered over the Internet. Advances in computer capabilities, new discoveries or other developments could result in a compromise or breach of the technology used by us to protect customer application and transaction data transmitted over the Internet. Security breaches could damage our reputation and expose us to a risk of loss or litigation. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches. Moreover, consumers generally are concerned with security and privacy on the Internet, and any publicized security problems could inhibit the growth of the Internet as a means of conducting commercial transactions. Our ability to solicit new account holders over the Internet would be severely impeded if consumers become unwilling to transmit confidential information online.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This prospectus includes statements under the captions "Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and elsewhere in this prospectus that are forward-looking statements. These forward-looking statements include statements about our plans, expectations, and beliefs and other statements included in this prospectus that are not statements of historical fact. When used in this prospectus, words like "may," "will," "should," "anticipate," "expect," "believe," "estimate," "seek," "plan," "intend" and similar expressions are intended to identify forward-looking statements. Our actual experience may differ significantly from the plans, expectations and beliefs reflected in the forward-looking statements included in this prospectus as a result of one or more of the risks, uncertainties and other factors discussed in the "Risk Factors" section and elsewhere in this prospectus. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. With the passage of time, our plans, expectations and beliefs will change. However, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

                                USE OF PROCEEDS

    Based on an assumed public offering price of $31 1/8 per share, we estimate that the net proceeds to us from the sale of the shares of common stock offered by this prospectus will be $117.4 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters' over-allotment option is exercised in full, we estimate that the net proceeds to us from the offering will be $122.9 million based on an assumed public offering price of $31 1/8 per share. If the underwriters' over-allotment option is exercised, we will not receive any proceeds from the sale of up to 415,000 shares by the selling shareholders.

    We expect to use the net proceeds from the offering to finance the growth of our business through the origination and purchase of credit card receivables and for marketing costs, working capital and other general corporate purposes. The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated by our operations, the success of our marketing programs, competitive developments and the rate of growth, if any, of our business. We have made no commitments that we will be required to fund with the proceeds of the offering. If we charter a bank, we may use up to $20.0 million of the net proceeds from the offering to capitalize the bank and up to an additional $5.0 million of the net proceeds to make a deposit with the bank.

                          PRICE RANGE OF COMMON STOCK

    Our common stock has traded on the Nasdaq National Market under the symbol "CCRT" since our initial public offering in April 1999. The following table sets forth, for the periods indicated, the high and low sales prices per share of our common stock as reported on the Nasdaq National Market. As of January 4, 2000, there were approximately 37 holders of our common stock, not including persons whose stock is held in nominee or "street name" accounts through brokers.

                            1999                                 HIGH            LOW
------------------------------------------------------------  ----------      ----------
2nd Quarter (April 23, 1999 through June 30, 1999)..........      21 1/8      12 1/8
3rd Quarter.................................................      25 5/8      16 1/4
4th Quarter.................................................     39 1/16      18 3/8

2000
------------------------------------------------------------
1st Quarter (through January 14, 2000)......................      38 7/8      28

    On January 14, 2000, the last reported sale price for our common stock on the Nasdaq National Market was $31 1/8 per share.

                                DIVIDEND POLICY

    We have never declared or paid cash dividends on our common stock and do not anticipate paying a cash dividend on our common stock in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth the total capitalization of CompuCredit
(1) on an actual basis at September 30, 1999, and (2) on a pro forma basis to reflect the sale of 4,000,000 shares of common stock by us at an assumed public offering price of $31 1/8 per share, less the estimated underwriting discounts and commissions and estimated offering expenses. The information below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

                                                               AT SEPTEMBER 30, 1999
                                                              -----------------------
                                                               ACTUAL      PRO FORMA
                                                               --------     --------
                                                              (DOLLARS IN THOUSANDS)
Borrowings.                                                   $       --   $       --
Shareholders' Equity:
  Preferred stock, no par value; 10,000,000 shares
    authorized, no shares issued and outstanding............         --           --
  Common stock, no par value; 60,000,000 shares authorized,
    40,051,392 shares issued and outstanding, 44,051,392
    shares issued and outstanding pro forma.................         --           --
  Additional paid-in capital................................     92,795      210,192
  Retained earnings.........................................     53,342       53,342
                                                               --------     --------
  Total shareholders' equity................................    146,137      263,534
                                                               --------     --------
  Total capitalization......................................   $146,137     $263,534
                                                               ========     ========

    The table does not take into account 351,890 shares issuable upon the exercise of options outstanding at September 30, 1999 under our 1998 Stock Option Plan, an additional 848,110 shares available for issuance under that plan, or 150,000 shares available for issuance under our Employee Stock Purchase Plan.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table sets forth, for the periods indicated, certain selected consolidated financial and other data for CompuCredit. You should read the selected consolidated financial and other data below in conjunction with our consolidated financial statements and the related notes and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. We have derived the following selected financial data, except for the selected credit card data, for the years ended December 31, 1998 and 1997 and the period from its inception on August 14, 1996 to December 31, 1996 from our audited consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors. We have derived the financial data, except for the selected credit card data, for the nine months ended September 30, 1999 and 1998 from our unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operations for the periods. We do not necessarily expect our operating results for the nine months ended September 30, 1999 to be indicative of the results for the entire year ending December 31, 1999.

    In August 1997, we began securitizing our credit card receivables. In each securitization, we receive cash, retain interests in the receivables that are sold, and have limited rights to receive cash in the future as the sold receivables are collected. We remove the sold receivables from our balance sheet and record a gain on the sale. The gain represents the estimated net present value of the cash flows we expect to receive in the future. Our balance sheet includes the retained interests and the estimated net present value of the expected cash flows. These amounts are classified on the balance sheet as "Retained Interests in Credit Card Receivables." The securitization transactions do not affect the relationship that we have with our clients, and we continue to service the credit card receivables. We analyze our financial performance on a "managed loan" portfolio basis, as if the receivables securitized were still on our balance sheet because the performance of those receivables will affect the future cash flows we actually receive on the receivables. The information in the following table under "Selected Credit Card Data" is presented on this managed loan basis.

    During 1998, we purchased two portfolios of credit card receivables at substantial discounts from the face amount of the credit card receivables outstanding. The discounts totaled $284.5 million at the time of purchase. A portion of the discount relates to receivables we identified as being at or near charge-off at the time of purchase. There were approximately 52,000 of these accounts, representing 25.9% of the accounts purchased, with $137.2 million of outstanding receivables at the time of purchase. We have excluded these receivables from all managed loan data presented in this prospectus. We have divided the remaining portion of the $284.5 million discount into two components. The first component of approximately $87.5 million relates to the credit quality of the remaining receivables in the portfolios and reflects the difference between the purchased face amount of the receivables and the future cash collections that our management expects to receive from the receivables. For purposes of reporting pro forma charge-off ratios on managed loans, we have used this discount related to credit quality to offset a portion of actual net charge-offs. The second component of the remaining discount, which was approximately $59.8 million, is unrelated to the credit quality of the receivables, and this component is being added into interest income for purposes of managed loan reporting.

    The net interest margins presented below under "Selected Credit Card Data" include our net interest and late fee income on a managed loan basis less actual cost of funds on an annualized basis. These net interest margins also take into account all costs associated with asset securitizations, including the interest paid to the investors and the amortization of the portion of the discount on our purchased portfolio that is in excess of discounts related to credit quality. The net charge-off ratios presented below reflect actual principal amounts charged off, less recoveries, as a percentage of average managed loans on an annualized basis. The delinquency ratios presented below represent credit card receivables that were at least 60 days past due at the end of the period.

                                           PERIOD FROM           YEAR ENDED          NINE MONTHS ENDED
                                         AUGUST 14, 1996        DECEMBER 31,           SEPTEMBER 30,
                                         TO DECEMBER 31,   ----------------------   -------------------
                                              1996           1997          1998       1998       1999
                                         ---------------   --------      --------   --------   --------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Interest income........................          --        $ 2,658       $    256   $    187   $  1,443
Interest expense.......................          --            361            536        536         --
                                              -----        -------       --------   --------   --------
  Net interest income (expense)........          --          2,297           (280)      (349)     1,443
Provision for loan losses..............          --          1,422             --         --
Securitization income..................          --            628         16,389      7,192      5,612
Income from retained interests in
  credit card receivables
  securitized..........................          --             --         22,690     21,615     48,416
Other operating income.................          --          1,383         19,237     13,417     27,073
Other operating expense................         148          3,611         17,127      9,378     37,244
                                              -----        -------       --------   --------   --------
  Income (loss) before income taxes....        (148)          (725)        40,909     32,497     45,300
Income taxes...........................          --             --        (15,479)   (12,478)   (16,515)
                                              -----        -------       --------   --------   --------
Net income (loss)......................       $(148)       $  (725)      $ 25,430   $ 20,019   $ 28,785
                                              =====        =======       ========   ========   ========
Net income (loss) attributable to
  common shareholders..................     n/a            $(1,341)      $ 23,630   $ 18,673   $ 28,203
                                                           =======       ========   ========   ========
Net income (loss) per share............     n/a            $ (0.04)      $   0.74   $   0.59   $   0.77
                                                           =======       ========   ========   ========

                                                       AT DECEMBER 31,              AT SEPTEMBER 30,
                                                ------------------------------   -----------------------
                                                  1996       1997       1998              1999
                                                --------   --------   --------   -----------------------
                                                                                  ACTUAL    PRO FORMA(1)
                                                                                 --------   ------------
                                                                     (IN THOUSANDS)
BALANCE SHEET DATA:
Retained interests in credit card receivables
  securitized.................................    $ --     $15,037    $65,184    $140,768     $140,768
Total assets..................................     253      20,215     87,583     182,562      299,959
Shareholders' equity..........................     152      19,127     54,510     146,137      263,534

                                                                                     AT OR FOR THE
                                           PERIOD FROM      AT OR FOR THE YEAR    THREE MONTHS ENDED
                                         AUGUST 14, 1996    ENDED DECEMBER 31,       SEPTEMBER 30,
                                         TO DECEMBER 31,    -------------------   -------------------
                                               1996           1997       1998       1998       1999
                                         ---------------    --------   --------   --------   --------
                                                      (IN THOUSANDS, EXCEPT PERCENTAGES)
SELECTED CREDIT CARD DATA:
Total average managed loans............        $ --         $11,151    $306,706   $402,751   $592,379
Period-end total managed loans.........        $ --         $27,899    $503,985   $406,297   $667,063
Period-end total managed accounts......          --              45         343        249        927
Net interest margin....................          --%           19.4%       19.9%      19.3%      23.1%
Net charge-off ratio...................          --             3.6        13.2       11.8       11.8
Pro forma charge-off ratio.............          --             3.6         3.4        3.6        5.0
Delinquency ratio......................          --             5.3         8.6       10.5        6.6

------------------------

(1) Pro forma to reflect the sale of 4,000,000 shares of common stock being offered by this prospectus at an assumed public offering price of $31 1/8 per share after deducting estimated discounts, commissions and offering expenses.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE "SELECTED CONSOLIDATED FINANCIAL DATA" AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE RELATED NOTES INCLUDED HEREIN.

GENERAL

    CompuCredit is a credit card company that originates and purchases credit card receivables and markets products and services to its clients for which it earns fees. In June 1999, we established a marketing presence on the Internet by entering into a marketing agreement with The LendingTree, Inc., an on-line loan marketplace. Additionally, in July 1999, we launched our website WWW.ASPIRECARD.COM through our wholly-owned subsidiary AspireCard.com, Inc. Applications received via the Internet are electronically processed on a real-time basis using the same credit and target marketing strategies that are applied to our direct mail and telemarketing campaigns.

    Consumer credit product revenues consist of (1) interest income on outstanding revolving credit card receivables, (2) credit card fees, including annual membership, cash advance, over-limit, past-due and other credit card fees, and (3) interchange fees, which are the portion of the merchant fee assessed by Visa and passed on to us on the purchase volume on our credit card receivables. Non-interest income includes securitization income, income from retained interests in credit card receivables securitized, servicing income and fee-based product revenues. The expenses relating to consumer credit products are typically the costs of funding our receivables, credit losses and operating expenses, including employee compensation, account solicitation and marketing expenses, data processing and servicing expenses.

    This Management's Discussion and Analysis of Financial Condition and Results of Operations includes forward-looking statements. We have based these forward-looking statements on our current plans, expectations and beliefs about future events. In light of the risks, uncertainties and assumptions discussed under the caption "Risk Factors" in this prospectus and other factors discussed in this section, there is a risk that our actual experience will differ from the expectations and beliefs reflected in the forward-looking statements in this section. See "Special Note Regarding Forward-Looking Statements."

CREDIT CARD SECURITIZATIONS

    We have securitized a substantial portion of our credit card receivables. Our securitization transactions involve the sale of our credit card receivables to a separate entity. The entity is either a corporation or a trust that has been created by us exclusively to purchase receivables. The entity purchases the receivables from us using cash generated from selling interests in the receivables to investors. The investors in our securitization transactions are commercial paper conduits administered by major banking institutions. A commercial paper conduit is a company that issues short-term debt securities backed by financial assets such as credit card receivables.

    We have entered into agreements with investors which specify the conditions and price of each sale including the total amount of receivables the investor is committing to purchase from us. The agreements include terms and conditions that are similar to those included in bank loan agreements and define our duties to service the securitized receivables. We are required by the agreements to remit collections on the receivables to the investors in the securitizations. The agreements also include representations and warranties regarding the receivables and financial performance measures that must be met in order for us to continue to securitize receivables and in order for us to receive any additional cash from the collections of the receivables.

    After an initial purchase by the investors, there is usually a period during which collections from the receivables are used to purchase new receivables. This is referred to as a revolving period. At the end of the revolving period, the investment of collections in new receivables ends and collections are instead used to repay the investors. The period during which investors are being repaid is referred to as an amortization period. The amortization period may begin at a specific point in time determined under the agreements or it may be caused by specified events including deterioration in the quality of the receivables purchased or a material adverse change in our financial condition. A breach of a representation or warranty made by us could also cause an amortization period to begin.

    The investors in the securitizations require us to provide credit support for the receivables to reduce the risk of loss to the investors resulting from cardholders not repaying their credit card balances when due. We negotiate with each investor the amount of the credit support, which is based on historical and expected delinquency and loss experience on the receivables. The credit support is usually in the form of overcollateralization, which means that we sell the receivables for less than, or at a discount from, their outstanding balances. As a result, the receivables available to repay the investors exceed the total amount of the investors' interests in the receivables. This excess is the retained interest that we own. The investors in the securitized receivables have no recourse against us for our cardholders' failure to pay their credit card loans; however, most of our retained interests are subordinated to the investors' interests until the investors have been fully repaid. This means that our retained interests will first absorb any losses due to cardholders' failure to repay their balances before investors in the securitizations have to absorb these losses.

    We will receive additional cash from the securitized receivables if collections from the receivables exceed required interest and principal payments to the investors. The collections from the receivables depend on the performance of the receivables, which includes the timing and amount of payments on the receivables, the interest rates, fees and other charges paid on the receivables, and their delinquency and loss rates.

    In each securitization, we receive cash, retain an interest in the receivables that are securitized, and have rights to receive cash in the future as the securitized receivables are collected. The future cash flows are commonly referred to as interest-only strips. Although we continue to service the underlying credit card receivables and maintain the client relationships, these transactions are treated as sales under generally accepted accounting principles and the securitized receivables are not reflected on our consolidated balance sheet. The retained interests and the interest-only strips are included in Retained Interests in Credit Card Receivables Securitized. Amounts Due from Securitization on our balance sheet include payments recently received on the securitized receivables that are still held by the securitization structure but are payable to us in the next 30 days.

    We have adopted Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" for all of our securitization transactions. Under Statement
No. 125, gains are recognized at the time of each sale. These gains are based on the estimated fair value of the retained interests, which are based on the estimated present value of the cash flows we expect to receive over the estimated outstanding life of the receivables. The expected cash flows are based on estimates of finance charges and late fees, servicing fees, costs of funds paid to investors, payment rates, credit losses, and required amortization payments to investors.

    Retained Interests in Credit Card Receivables Securitized on our balance sheet are calculated in accordance with the provisions of Statement No. 125. These retained interests are subsequently accounted for as trading securities and reported at estimated fair market value with changes in fair value included in income in accordance with Statement of Financial Accounting Standards
No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Estimates used in the determination of the gains and the related fair values of interest-only strips and retained ownership interests are influenced by factors outside our control, and, as a result, these estimates could materially change.

    The securitization transactions do not affect the relationship we have with our clients, and we continue to service the credit card receivables. As of September 30, 1999, we received servicing fees ranging up to 6% per year of either the securitized principal receivables or cash collected depending on the securitization. We either provide the servicing or contract with third party service providers.

    The table below summarizes our securitization activity.

                                                             YEAR ENDED         FOR THE NINE MONTHS
                                                            DECEMBER 31,        ENDED SEPTEMBER 30,
                                                         -------------------   ---------------------
                                                           1997       1998       1998        1999
                                                         --------   --------   ---------   ---------
                                                                       (IN THOUSANDS)
Proceeds from securitizations..........................  $12,650    $402,272   $290,695    $236,428
Excess cash flows received on retained interests.......      995      36,667     21,676      59,120
Pretax securitization income...........................      628      16,389      7,192       5,612

    Finance charges and past due fees collected in excess of servicing fees and periodic interest payments are available to absorb the investors' share of credit losses. Investors bear the risk of credit losses on the underlying receivables to the extent that credit losses, servicing fees and periodic interest payments required by the investors exceed finance charges and past due fees earned on the receivables and our retained interests in the receivables pool. Investors in our securitization programs are generally entitled to receive principal payments either through monthly payments during an amortization period or in one lump sum from the proceeds of issuances of additional certificates or participation interests in the receivables pool.

    As additional credit support on our securitization structures associated with our purchased receivables, we pay a portion of the excess cash collected to the investors as an accelerated amortization payment. We did not have purchased receivables for the year ended December 31, 1997. This excess cash totaled
$29.5 million for the year ended December 31, 1998, $36.8 million for the nine months ended September 30, 1999, and $17.3 million for the nine months ended September 30, 1998. The increase in 1999 is due to the timing of our purchases of receivables. We purchased our first portfolio of receivables during the three months ended June 30, 1998, and thus did not receive or pay to the investors any excess cash until that period. Once the investors are repaid, any remaining receivables and funds held in the buying entity are payable to us. In each securitization transaction, we retain the risk of compliance with federal and state laws and regulations regarding the securitized accounts and any fraudulent activity with regard to such accounts.

MANAGED LOAN PORTFOLIO

    We analyze our financial performance on a "managed loan" portfolio basis, as if the receivables securitized were still on our balance sheet, because the performance of our securitized receivables will affect the future cash flows we actually receive on the receivables.

    The table set forth below indicates our net interest margin and our operating ratio on a managed loan basis. The table also indicates the ending and average managed loans and the number of managed accounts. Interest income for us on a managed loan basis includes all net interest and late fee income on all outstanding loans less all costs associated with securitizations, including the interest expense paid to the investors. Our operating ratio includes all expenses associated with our business on a managed basis, other than marketing expenses and ancillary product expenses, and is expressed as a percentage of average managed loans.

    During 1998, we purchased two portfolios of credit card receivables with outstanding receivables balances at the time of purchase of $579.7 million. The presented managed loan data excludes certain of these receivables and the related accounts which at the time of purchase were closed accounts in a certain delinquency status. Management believes that these accounts were either in the process of being charged off by the seller due to delinquency or were likely to be charged off in the near term. As a result, management believes that it would have had very little opportunity to influence the delinquency or default rates of these accounts prior to charge-off. We therefore excluded these accounts, the receivables and any activity in the accounts since the date of purchase from any managed loan data presented. At the time of the purchases, there were approximately 52,000 such accounts, representing 25.9% of the accounts purchased and $137.2 million of the $579.7 million outstanding receivables purchased.

    The portfolios acquired during 1998 were purchased at substantial discounts. A portion of the discount at the time of purchase related to the credit quality of the remaining loans in the portfolio and reflects the difference between the purchased face amount of the receivables and the future cash collections management expects to receive with respect to the purchased face amount. The substantial discount we received on the purchased portfolio exceeds the discount we ascribed to the credit quality of the purchased receivables. We are reporting this excess discount as additional interest income over the life of the portfolio for managed loan reporting and are amortizing it into interest income using the interest method.

                                                             AT OR FOR THE THREE MONTHS ENDED
                                            ------------------------------------------------------------------
                                            JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,
                                              1998       1998        1998       1999        1999       1999
                                            --------   ---------   --------   ---------   --------   ---------
                                                            (IN THOUSANDS, EXCEPT PERCENTAGES)
Period-end total managed loans............  $397,500   $406,297    $503,985   $487,747    $526,217   $667,063
Period-end total managed accounts.........       202        249         343        382         633        927
Total average managed loan portfolio......  $337,161   $402,751    $449,028   $500,419    $496,859   $592,379
Net interest margin on managed loans,
  annualized..............................      22.7%      19.3%       18.9%      19.8%       21.0%      23.1%
Operating ratio...........................       3.0        3.9         7.0        6.6         7.6        9.1

    Our net interest margins are influenced by a number of factors, including the timing and size of portfolio purchases and the level of our charge-offs. Purchased portfolios typically have lower interest rates and late fees until we convert the accounts to Aspire Visa accounts. When we convert accounts to Aspire Visa accounts, we reprice the accounts to interest rates and fees that are similar to those on accounts we have originated through our solicitation process. We typically convert the accounts within six months of purchase. Fluctuations in our charge-off ratios also affect our net interest margins. At charge-off, the interest and late fees on an account are deducted from interest income in the current period.

    Our operating ratio includes all costs of operating our business on a managed loan basis, other than marketing expenses and ancillary product expenses. Our operating ratio has increased because as our portfolio has grown, we have spent more on our infrastructure, our collections operations, our Internet technology and our database management system. These expenses along with the direct costs of servicing our accounts have increased our operating ratios during 1998 and 1999.

RESULTS OF OPERATIONS

NINE MONTHS ENDED SEPTEMBER 30, 1999, COMPARED TO NINE MONTHS ENDED
  SEPTEMBER 30, 1998

    Net income for the nine months ended September 30, 1999 was $28.8 million, or $0.77 per share, an increase of $8.8 million over net income of $20.0 million for the nine months ended September 30, 1998. The increase was partially a result of a $26.8 million increase in income from retained interests in credit card receivables securitized. On February 10, 1999, third party investors purchased the outstanding undivided interest in one of our securitization structures for cash. The price paid by the purchasers exceeded the amounts required to be paid to the selling investors, which was limited to the selling investors' outstanding investment, accrued interest and unpaid fees. The excess totaled $30.1 million, of which $5.0 million was deposited into a reserve account to serve as a credit enhancement that was required by the new investors. The remaining $25.1 million was remitted to our wholly owned subsidiary created in connection with the securitization.

    The changes in operating results were also largely attributable to the growth in managed loans from $406.3 million at September 30, 1998 to $667.1 million at September 30, 1999. The increase in managed loans was the result of direct mail and telemarketing campaigns, as well as a portfolio purchase completed in the fourth quarter of 1998.

    Other operating income, excluding securitization income and income from retained interests in credit card receivables securitized, increased
$13.7 million from $13.4 million for the nine months ended September 30, 1998 to $27.1 million for the nine months ended September 30, 1999. The increase is primarily due to the increase in customer purchases of our fee-based products and the increase in managed loans, which resulted in increases in interchange fees and other credit card fees, which include annual membership, over-limit and cash advance fees.

    Other operating expenses increased to $37.2 million for the nine months ended September 30, 1999, from $9.4 million for the nine months ended
September 30, 1998. These increases primarily reflect the increase in the cost of operations associated with the growth in our business, including additional marketing and solicitation expenses and additional credit card servicing costs.

YEAR ENDED DECEMBER 31, 1998, COMPARED TO YEAR ENDED DECEMBER 31, 1997

    Net income for the year ended December 31, 1998 was $25.4 million, an increase of $26.1 million over a net loss of $725,000 for 1997. The increase in net income was the result of increases in securitization income of $15.8 million, income from retained interests in credit card receivables securitized of $22.7 million and other operating income of $17.8 million. These increases were largely attributable to the growth in managed loans from $27.9 million at December 31, 1997 to $504.0 million at December 31, 1998. The increase in managed loans was the result of portfolio purchases completed in 1998, as well as direct mail and telemarketing campaigns. The increases in income were partially offset by increases in other operating expenses of $13.5 million and income tax expense of $15.5 million.

    Other operating income increased $17.8 million from $1.4 million for 1997 to $19.2 million for 1998, primarily due to a $12.5 million increase in servicing income and a $3.3 million increase in other credit card fees. We receive servicing fees ranging up to 6.0% per year of the securitized principal receivables and other credit card fees, including annual membership, over-limit and cash advance fees.

    Other operating expenses increased to $17.1 million for 1998, from $3.6 million for 1997. This increase primarily reflects the increase in the cost of operations associated with the growth in our business, including
$5.8 million of additional marketing and solicitation expenses and $3.9 million of additional credit card servicing costs incurred during 1998.

YEAR ENDED DECEMBER 31, 1997, COMPARED TO PERIOD FROM AUGUST 14, 1996 TO
  DECEMBER 31, 1996

    Managed loans grew to $27.9 million as of December 31, 1997, compared with no managed loans as of December 31, 1996.

    Net securitization income and other operating income increased from $0 for the period from August 14, 1996 to December 31, 1996, to $2.0 million for the year ended December 31, 1997. Other operating expense increased to $3.6 million for the year ended December 31, 1997 from $148,000 for the period from August 14, 1996 to December 31, 1996. This increase primarily reflects the increase in the cost of operations associated with the growth in our business, including $1.1 million of marketing and solicitation costs and $1.0 million of credit card servicing costs during the year ended December 31, 1997.

INTEREST INCOME AND INTEREST EXPENSE

    Net interest income consists of interest income earned on cash and cash equivalents, interest and late fees earned on our owned credit card receivables prior to securitizations, less interest expense on borrowings to fund those receivables. Prior to August 1997, we earned interest income on all outstanding credit card receivables. In August 1997, we began securitizing substantially all of our credit card receivables. The securitization results in the removal of the receivables from our balance sheet for financial reporting purposes. Interest income totaled $1.4 million for the nine months ended September 30, 1999 and $187,000 for the nine months ended September 30, 1998. The increase in interest income is attributable to the investing of the cash proceeds we received from our initial public offering during 1999. Interest income totaled $2.7 million for the year ended December 31, 1997 and $256,000 for the year ended December 31, 1998. We began issuing credit cards in 1997 and, therefore, did not recognize any interest income for the period from August 14, 1996 to December 31, 1996.

    We did not incur interest expense for the nine months ended September 30, 1999. Interest expense for the nine months ended September 30, 1998 was $536,000. Interest expense for the year ended December 31, 1998 increased to $536,000 from $361,000 for 1997. In April 1998, we entered into a promissory note with a related party in the face amount of $13.0 million. In July 1998, the note and all accrued interest were paid in full. Interest expense for the year ended December 31, 1997 totaled $361,000 related to short-term borrowings that were paid in full in August 1997. Interest expense for the period from August 14, 1996 to December 31, 1996 was $0.

NET SECURITIZATION INCOME

    Net securitization income includes gains representing the estimated present value at the time of initial securitization of cash flows we expect to receive over the estimated life of the receivables securitized. The present value of the cash flows is estimated in the same manner as described below in "--Income from Retained Interests in Credit Card Receivables Securitized." Securitization income is recognized at the time of the initial securitization. Net securitization income for the nine months ended September 30, 1999 was $5.6 million compared to $7.2 million for the nine months ended September 30, 1998. The purchase and securitization of a portfolio of credit card receivables during the three months ended June 30, 1998 contributed to the higher income in the first nine months of 1998. Net securitization income for 1998 increased to $16.4 million from $628,000 for 1997. Net securitization income was $0 for the period from August 14, 1996 to December 31, 1996. The increase in our net securitization income is due to the increase in the volume of credit card receivables securitized.

INCOME FROM RETAINED INTERESTS IN CREDIT CARD RECEIVABLES SECURITIZED

    Retained Interests in Credit Card Receivables Securitized are calculated in accordance with the provisions of Statement No. 125. These retained interests are subsequently accounted for as trading securities and reported at estimated fair market value in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." We receive cash flows relating to these retained interests equal to the finance charges and past due fees in excess of the sum of the return paid to investors, estimated contractual servicing fees, credit losses and required amortization payments to investors. This cash flow received on our retained interests and changes in the fair value of the retained interests is recorded as Income from Retained Interests in Credit Card Receivables Securitized in accordance with Statement No. 115. Since quoted market prices are generally not available, the fair value is based on the estimated present value of future cash flows using management's best estimates of finance charges and late fees, servicing fees, costs of funds paid to investors, payment rates, credit losses, and required amortization payments to investors. The weighted average key assumptions used to estimate the fair value of our retained interests as of the end of each period are presented below. Changes in any of these assumptions could impact the estimates of the fair value of the retained interests as well as the realization of expected future cash flows:

                                                   AT DECEMBER 31,                  AT SEPTEMBER 30,
                                              -------------------------         -------------------------
                                               1997             1998             1998             1999
                                                ----             ----             ----             ----
Payment rate (monthly)......................     8.1%             5.5%             5.0%             7.2%
Expected credit loss rate (annualized)......     5.8             15.1             13.7             10.9
Residual cash flows discount rate...........    12.0             25.3             29.8             19.4

    The changes in the weighted average assumptions from December 31, 1997 to December 31, 1998 are primarily due to the two portfolio purchases that occurred subsequent to December 31, 1997. Management believes these two portfolios will have lower payment rates and higher credit losses as compared to the receivables that were securitized as of December 31, 1997. Management also uses higher discount rates for the expected cash flows associated with the purchased portfolios. The changes in the weighted average assumptions from September 30, 1998 to September 30, 1999 are primarily due to the change in the mix of our originated and purchased receivables. Since the receivables we originated have historically performed better than the purchased portfolio, the significant growth experienced in the originated portfolio has caused the weighted average assumptions to improve as of September 30, 1999. The discount rates are based on management's estimates of returns that would be required by investors in an investment with similar terms and credit quality. Interest rates received on the credit card receivables are estimated based on the stated annual percentage rates in the credit card agreements. Estimated default and payment rates are based on historical results, adjusted for expected changes based on our credit risk models. The returns to the investors in the securitizations are based on management's estimates of forward yield curves.

OTHER OPERATING INCOME

    Other operating income consists of the following for the periods indicated:

                                 PERIOD FROM
                                  AUGUST 14,        YEAR ENDED         NINE MONTHS ENDED
                                   1996 TO         DECEMBER 31,          SEPTEMBER 30,
                                 DECEMBER 31,   -------------------   -------------------
                                     1996         1997       1998       1998       1999
                                 ------------   --------   --------   --------   --------
                                                      (IN THOUSANDS)
Servicing income...............       $ --       $   --    $12,541    $ 9,178    $ 6,707
Other credit card fees.........         --          911      4,193      2,765     11,371
Interchange fees...............         --          279      1,865      1,087      4,759
Ancillary products.............         --           37        638        387      4,236
Other..........................         --          156         --         --         --
                                      ----       ------    -------    -------    -------
    Total other operating
      income...................       $ --       $1,383    $19,237    $13,417    $27,073
                                      ====       ======    =======    =======    =======

    The increase in other operating income to $27.1 million for the nine months ended September 30, 1999 relates to the growth in our managed loan portfolio since September 30, 1998. Our managed loans grew from $406.3 million at September 30, 1998 to $667.1 million at September 30, 1999. We had no other operating income from August 14, 1996 to December 31, 1996 and only
$1.4 million for the year ended December 31, 1997. The significant increase in other operating income to $19.2 million for 1998 relates to the growth in our managed loan portfolio during 1998. Our managed loans grew from $27.9 million at December 31, 1997 to $504.0 million at December 31, 1998. We service the credit card receivables that have been securitized and recognize servicing income. A substantial portion of the servicing income relates to our purchased portfolios. As the size of these purchased portfolios decreases, there is a corresponding decrease in servicing income. Other credit card fees include credit card fees such as annual membership, over-limit and cash advance fees. Interchange fees are the portion of the merchant fee assessed by Visa and passed on to us on the purchase volume on our credit card receivables. Ancillary product revenues are associated with the products and services that we market to our clients.

OTHER OPERATING EXPENSE

    Other operating expense consists of the following for the periods indicated:

                                                  PERIOD FROM
                                                   AUGUST 14,        YEAR ENDED         NINE MONTHS ENDED
                                                    1996 TO         DECEMBER 31,          SEPTEMBER 30,
                                                  DECEMBER 31,   -------------------   -------------------
                                                      1996         1997       1998       1998       1999
                                                  ------------   --------   --------   --------   --------
                                                                       (IN THOUSANDS)
Salaries and benefits...........................       $ --       $  429    $ 1,172     $  731    $ 2,140
Credit card servicing...........................         --        1,008      4,948      1,669      4,826
Marketing and solicitation......................         27        1,081      6,865      4,289     23,651
Professional fees...............................         20          252        713        604      1,296
Data processing.................................         --          156      1,437        959      1,900
Net occupancy...................................         --           35        195        111        493
Ancillary product expense.......................         --           --        443        213      1,118
Other...........................................        101          650      1,354        802      1,820
                                                       ----       ------    -------     ------    -------
    Total other operating expense...............       $148       $3,611    $17,127     $9,378    $37,244
                                                       ====       ======    =======     ======    =======

    Other operating expense for the nine months ended September 30, 1999 increased to $37.2 million from $9.4 million for the nine months ended
September 30, 1998 due primarily to increases in marketing and solicitation and credit card servicing expenses. The increases in operating expenses are due to the increase in the costs of operations associated with the growth in our business. Other operating expense for the year ended December 31, 1998 increased to $17.1 million from $3.6 million for the year ended December 31, 1997 due primarily to increases in marketing and solicitation, credit card servicing and data processing expenses. Other operating expense for the year ended
December 31, 1997 increased by $3.5 million from $148,000 for the period from August 14, 1996 to December 31, 1996. This increase primarily reflects increased credit card servicing and marketing and solicitation expenses. In each case, the increases in operating expenses were associated with the growth in our credit card receivables. Ancillary product expenses relate to the products and services that we market to our clients, including our insurance products, and include expenses associated with claim reserves and program administrative expenses. Other expenses include depreciation and other general and administrative costs.

INCOME TAXES

    As further described in Note 1 to our consolidated financial statements included elsewhere in this prospectus, CompuCredit was a limited partnership until CompuCredit merged into a corporation on August 29, 1997. As a limited partnership, it did not record an income tax provision. Because we did not have income for the year ended December 31, 1997, we did not record an income tax provision for that year. We recognized a deferred tax asset for the year ended December 31, 1997 due to certain tax loss carryforwards, but recorded a valuation allowance related to the deferred asset, resulting in a net deferred tax asset of $0.

    Income tax expense was $16.5 million for the nine months ended
September 30, 1999 and $12.5 million for the comparable period in 1998. Our effective tax rate was 36.5% for the nine months ended September 30, 1999 and 38.4% for the nine months ended September 30, 1998. The change in the tax rates from the periods in 1998 is due to reduced state tax expense as a result of tax planning strategies. Tax expense for the year ended December 31, 1998 was $15.5 million. Our effective tax rate was 37.8% for 1998.

ASSET QUALITY

    Our delinquency and net loan charge-off rates at any point in time reflect the credit risk of receivables, the average age of our credit card accounts, the timing of portfolio purchases, the success of our collection and recovery efforts and general economic conditions. The average age of our credit card account portfolio affects the stability of delinquency and loss rates of the portfolio.

    Our strategy for managing delinquency and loan losses consists of active account management throughout the client relationship. This strategy includes credit line management and pricing based on the risk of the credit card accounts.

    DELINQUENCIES. Delinquencies have the potential to impact net income in the form of net credit losses which impact the value of our retained interests in securitizations. Delinquencies are also costly in terms of the personnel and resources dedicated to resolving them. A credit card account is contractually delinquent if the minimum payment is not received by the specified date on the client's statement. It is our policy to continue to accrue interest and fee income on all credit card accounts, except in limited circumstances, until the account and all related loans, interest and other fees are charged off. See "--Net Charge-Offs."

    The following table presents the delinquency trends of our credit card receivables portfolio on a managed loan portfolio basis:

                                        JUNE 30,            SEPTEMBER 30,         DECEMBER 31,            MARCH 31,
                                          1998                  1998                  1998                  1999
                                   -------------------   -------------------   -------------------   -------------------
                                                % OF                  % OF                  % OF                  % OF
                                    AMOUNT     TOTAL      AMOUNT     TOTAL      AMOUNT     TOTAL      AMOUNT     TOTAL
                                   --------   --------   --------   --------   --------   --------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
Loans Delinquent:
30 to 59 days....................  $21,294      5.4%     $27,186       6.7%    $27,819       5.5%    $19,624       4.0%
60 to 89 days....................   12,824      3.2       17,119       4.2      14,249       2.8      13,227       2.7
90 or more.......................    4,053      1.0       25,596       6.3      28,964       5.8      26,725       5.5
                                   -------      ---      -------      ----     -------      ----     -------      ----
Total 30 or more.................  $38,171      9.6%     $69,901      17.2%    $71,032      14.1%    $59,576      12.2%
                                   =======      ===      =======      ====     =======      ====     =======      ====
Total 60 or more.................  $16,877      4.2%     $42,715      10.5%    $43,213       8.6%    $39,952       8.2%
                                   =======      ===      =======      ====     =======      ====     =======      ====

                                        JUNE 30,            SEPTEMBER 30,
                                          1999                  1999
                                   -------------------   -------------------
                                                % OF                  % OF
                                    AMOUNT     TOTAL      AMOUNT     TOTAL
                                   --------   --------   --------   --------
                                            (DOLLARS IN THOUSANDS)
Loans Delinquent:
30 to 59 days....................  $20,506       3.9%    $24,127       3.6%
60 to 89 days....................   12,684       2.4      16,155       2.4
90 or more.......................   21,248       4.0      27,775       4.2
                                   -------      ----     -------      ----
Total 30 or more.................  $54,438      10.3%    $68,057      10.2%
                                   =======      ====     =======      ====
Total 60 or more.................  $33,932       6.4%    $43,930       6.6%
                                   =======      ====     =======      ====

    The significant increase in our delinquencies from the quarter ended
June 30, 1998 to the quarter ended September 30, 1998 was due in part to the portfolio purchase that occurred during that period. We converted the acquired portfolio to Aspire Visa accounts during the third quarter of 1998 and began using our account management strategies on the portfolio at that time. Delinquency rates on the purchased portfolio subsequently improved during the fourth quarter of 1998 and during 1999. During the quarter ended September 30, 1999, the purchased portfolio delinquency rates increased as compared to the previous quarter due to seasonality. We continue to aggressively manage account activity using behavioral scoring, credit file data and our proprietary risk evaluation models.

    We began originating accounts in February 1997. In general, as the average age of an originated credit card receivables portfolio increases, delinquency rates can be expected first to increase and then to stabilize. Due primarily to the significant growth in new receivables during the three months ended
June 30, 1999, and the three months ended September 30, 1999, delinquency rates on our originated portfolio declined for those periods. We are using our account management strategies on our originated portfolio, which are intended to reduce the expected increase in delinquency rates as our originated portfolio matures.

    The following table separately reports our loan delinquency trends for our originated portfolio and for our purchased portfolio:

                                      JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                                        1998         1998            1998         1999        1999         1999
                                      --------   -------------   ------------   ---------   --------   -------------
                                                                        % OF TOTAL
ORIGINATED PORTFOLIO
Loans Delinquent:
  30 to 59 days.....................     2.7%         3.1%            2.5%         2.4%        2.3%         2.4%
  60 to 89 days.....................     1.9          2.2             1.6          1.7         1.5          1.6
  90 or more........................     3.0          4.2             3.9          3.8         3.0          2.6
                                        ----         ----            ----         ----        ----         ----
Total 30 or more                         7.6%         9.5%            8.0%         7.9%        6.8%         6.6%
                                        ====         ====            ====         ====        ====         ====
Total 60 or more                         4.9%         6.4%            5.5%         5.5%        4.5%         4.2%
                                        ====         ====            ====         ====        ====         ====
PURCHASED PORTFOLIO
Loans Delinquent:
  30 to 59 days.....................     5.9%         7.8%            6.6%         4.8%        5.2%         5.4%
  60 to 89 days.....................     3.5          4.8             3.3          3.2         3.2          3.7
  90 or more........................     0.6          7.0             6.5          6.3         4.9          6.5
                                        ----         ----            ----         ----        ----         ----
Total 30 or more....................    10.0%        19.6%           16.4%        14.3%       13.3%        15.6%
                                        ====         ====            ====         ====        ====         ====
Total 60 or more....................     4.1%        11.8%            9.8%         9.5%        8.1%        10.2%
                                        ====         ====            ====         ====        ====         ====

    NET CHARGE-OFFS. Net charge-offs include the principal amount of losses from clients unwilling or unable to pay their loan balance, as well as bankrupt and deceased clients, less current period recoveries. Net charge-offs exclude accrued finance charges and fees, which are charged against the related income at the time of charge-off. Losses from fraudulent activity in accounts are also excluded from net charge-offs and are included separately in other operating expenses. We generally charge off loans during the period in which the loan becomes contractually 180 days past due. However, bankrupt accounts and the accounts of deceased clients without a surviving, contractually liable individual or an estate large enough to pay the debt in full are charged off within 30 days of notification of the client's bankruptcy or death.

    Approximately $87.5 million of the discount on our portfolio purchases during 1998 related to the credit quality of the remaining loans in the portfolio and reflects the difference between the purchased face amount and the future cash collections management expects to receive with respect to the purchased face amount. For purposes of reporting pro forma charge-off ratios on managed loans above, this discount related to credit quality has been utilized to offset a portion of actual net charge-offs. The following table presents our net charge-offs for the periods indicated on a managed loan portfolio basis:

                                                             FOR THE THREE MONTHS ENDED
                                   ------------------------------------------------------------------------------
                                   JUNE 30,   SEPTEMBER 30,   DECEMBER 31,   MARCH 31,   JUNE 30,   SEPTEMBER 30,
                                     1998         1998            1998         1999        1999         1999
                                   --------   -------------   ------------   ---------   --------   -------------
                                                               (DOLLARS IN THOUSANDS)
TOTAL MANAGED LOAN PORTFOLIO:
Average managed loan portfolio...  $337,161     $402,751        $449,028     $500,419    $496,859     $592,379
Net charge-offs..................     3,600       11,833          24,075       20,457      22,723       17,412
Pro forma net charge-offs........     1,179        3,584           4,883        4,067       5,094        7,353
Net charge-off ratio
  (annualized)...................       4.3%        11.8%           21.5%        16.4%       18.3%        11.8%
Pro forma charge-off ratio
  (annualized)...................       1.4          3.6             4.3          3.3         4.1          5.0

    As our portfolio continues to mature, we expect charge-off rates to also increase and then stabilize. Our pro forma charge-off ratio increased to 5.0% for the third quarter of 1999 from 4.1% for the second quarter of 1999 primarily due to seasoning of our portfolio. We plan to continue to focus our resources on refining our credit underwriting standards for new accounts and to increase our focus on collection and post charge-off recovery efforts to minimize losses.

    CREDIT LOSSES. For securitized receivables, anticipated credit losses are reflected in the calculations of net securitization income and income from retained interests in credit card receivables securitized. In evaluating credit losses, we take into consideration several factors, including (1) historical charge-off and recovery activity by receivables portfolio, (2) recent and expected delinquency and collection trends by receivables portfolio, (3) the impact of current economic conditions and recent economic trends on the clients' ability to repay and (4) the risk characteristics of the portfolios. Substantially all of our credit card receivables have been securitized. As we have securitized our receivables we have removed them from our balance sheet and have also relieved any allowance for loan losses on our balance sheet.

INTEREST RATE SENSITIVITY AND MARKET RISK

    Interest rate sensitivity is comprised of basis risk, gap risk and market risk. Basis risk is caused by the difference in the interest rate indices used to price assets and liabilities. Gap risk is caused by the difference in repricing intervals between assets and liabilities. Market risk is the risk of loss from adverse changes in market prices and rates. Our principal market risk is related to changes in interest rates. This affects us directly in our lending and borrowing activities, as well as indirectly as interest rates may impact the payment performance of our clients.

    We incur basis risk because we fund managed assets at a spread over the commercial paper rate while the rates on the underlying assets are indexed to the prime rate. This basis risk results from the potential variability in the spread between the prime rate and the commercial paper rate over time. We have not hedged our basis risk due to the cost of hedging this risk versus the benefits from elimination of this risk.

    We attempt to minimize the impact of market interest rate fluctuations on net interest income and net income by regularly evaluating the risk inherent in our asset and liability structure, especially our off-balance sheet assets and liabilities such as securitized receivables. The impact of market interest rate fluctuations on our securitized receivables is reflected in the valuation of our retained interests in credit card receivables securitized. This risk arises from continuous changes in our asset and liability mix, changes in market interest rates, including changes affected by fluctuations in prevailing interest rates, payment trends on our interest-earning assets and payment requirements on our interest-bearing liabilities, and the general timing of all other cash flows. To manage our direct risk to market interest rates, management actively monitors market interest rates and the interest sensitive components of our securitization structures. Management seeks to minimize the impact of changes in interest rates on the fair value of assets, net income and cash flow primarily by matching asset and liability repricings. There can be no assurance that management will be successful in its attempt to manage such risks.

    At September 30, 1999 and December 31, 1998, all of our credit card receivables and other interest-earning assets had variable rate pricing, with receivables carrying annual percentage rates at a spread over the prime rate, subject to certain interest rate floors. At September 30, 1999 and December 31, 1998, CompuCredit's securitizations had $471.9 million and $308.4 million, respectively in variable rate, interest-bearing liabilities, payable to its investors. Since both our managed interest-earning assets and our managed interest-bearing liabilities reprice every 30 days, we believe that the impact of a change in interest rates would not be material to our financial performance.

    We believe we are not exposed to any material foreign currency exchange rate risk or commodity price risk.

LIQUIDITY, FUNDING AND CAPITAL RESOURCES

    Our goal is to maintain an adequate level of liquidity through active management of assets and liabilities. Because the characteristics of our assets and liabilities change, liquidity management is a dynamic process affected by the pricing and maturity of our assets and liabilities.

    A significant source of liquidity for us has been the securitization of credit card receivables. We received proceeds of $236.4 million during the nine months ended September 30, 1999 and $290.7 million during the nine months ended September 30, 1998 from sales of our credit card receivables through securitizations. We used cash generated from these transactions to fund further credit card receivables growth. We received proceeds of $12.7 million during 1997 and $402.3 million during 1998 from sales of our credit card receivables through securitizations. We used cash generated from these transactions to reduce short-term borrowings and to fund further credit card receivables growth.

    The maturity terms of our securitizations vary. Once repayment begins, payments from clients on credit card receivables are accumulated for the special purpose entities' investors and are no longer reinvested in new credit card receivables. At that time, our funding requirements for new credit card receivables will increase accordingly. The occurrence of certain events may also cause the securitization transactions to amortize earlier than scheduled. In the case of our master trust, a decline in the portfolio's annual yield or a decline in the payment rate, in each case, below certain rates, or an increase in delinquencies above certain rates, will cause early amortization. The portfolio's annual yield typically includes finance charges and past due fees earned on the receivables less servicing fees and credit losses. In the case of our other securitization programs, such events include an increase in the charge-off rates above a certain rate or a decline in the payment rates below a certain rate. These events would accelerate the need to utilize alternative funding sources. Under each of our securitization structures, there has not been an early amortization period. We believe that securitizations will continue to be an important source of funding but can give no assurance that securitizations will provide sufficient funding. As of September 30, 1999, we had total securitization facilities of $754.9 million and had used approximately
$471.9 million of these facilities. As of December 31, 1999, we had total securitization facilities of $883.8 million and had used approximately
$723.8 million of these facilities. Subsequent to December 31, 1999, we increased our available securitization facilities by $200.0 million.

    In April 1998, we entered into a promissory note with a related party in the face amount of $13.0 million. In July 1998, the note and all accrued interest were paid in full. In August 1998, we issued shares of common stock to an unrelated investor for cash proceeds of $10.0 million.

    On February 10, 1999, third party investors purchased for cash the outstanding undivided interest in one of our securitization structures. The price paid by the purchasers exceeded the amounts required to be paid to the selling investors, which was limited to the selling investors' outstanding investment, accrued interest and unpaid fees. The excess totaled $30.1 million, of which $5.0 million was deposited into a reserve account to serve as a credit enhancement that was required by the new investors. The remaining $25.1 million was remitted to our wholly owned subsidiary created in connection with the securitization.

    In April 1999, we completed our initial public offering and received net proceeds of $62.8 million. If we charter a bank, we intend to capitalize this bank subsidiary with up to $20.0 million in capital contributions and make a deposit of up to an additional $5.0 million. We may use a portion of the net proceeds from this offering to fund all or part of these cash requirements.

YEAR 2000

    The year 2000 problem is a result of computer programs using two digit years instead of four digits. As a result, these computer programs do not properly recognize dates in any year that begins with "20" instead of "19" and may malfunction when presented with such dates. The year 2000 problem may affect not only our software systems, but also critical software used by suppliers of goods and services and financial institutions with which we do business.

    Although most of our existing information systems are less than two years old and were originally designed for year 2000 compliance, we created a year 2000 project team to identify, address and monitor internal systems and vendor issues related to the year 2000 problem. We tested all internally developed information and operational systems, including hardware, software, non-information technology systems and systems interfaces, for year 2000 compliance. Where necessary, we upgraded these systems to a format that we believe will assure system and data integrity in the year 2000 and thereafter. During 1998 and 1999, we spent approximately $100,000 to upgrade or replace non-compliant software.

    In addition, we contacted outside third party providers of services, systems and networks regarding steps taken to resolve their year 2000 systems issues and our most critical outside vendors have provided their year 2000 project plans. These vendors warranted the accuracy and reliability of systems, reports, and data related to the performance of the services provided by them and their affiliates in relation to the year 2000 issue. We believe our most critical outside vendor is Total Systems, which provides services to us including card embossing, transaction processing and cycle billing. We participated in year 2000 testing of Total Systems during the first quarter of 1999. Although we have taken these and other precautionary measures to assure that we are not vulnerable to the failure by our third party vendors to make necessary system modifications, we cannot assure you that our third party vendors will successfully address all of their year 2000 issues. We have contingency plans that include, in the event of vendor or software non-compliance, identification and replacement of critical products or services as appropriate.

    Our most likely worst case scenario is that our outside vendors are not year 2000 compliant due to unforeseen or unexpected problems with their systems that their year 2000 testing did not discover and that there are errors or delays in processing or billing the credit card accounts. In this scenario, we will have to assess the length of time it may take for our vendors to correct their year 2000 problems. In the event of a significant delay, we would begin replacing our vendors. As of the date of this prospectus, we have not experienced any significant year 2000 problems, and we are not aware of any year 2000 problems experienced by our vendors that have affected us; however unforeseen problems could arise in the year 2000 which could cause delays and malfunctions which would have a material adverse effect on our results of operations and financial condition.

RECENT ACCOUNTING PRONOUNCEMENTS

    In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed For or Obtained For Internal Use." SOP 98-1 was effective for us beginning on January 1, 1999. SOP 98-1 requires the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. Adoption of SOP 98-1 did not have a material impact on our results of operations or financial position.

    In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5 "Reporting the Costs of Start Up Activities."
SOP 98-5 provides guidance on the financial reporting of start up costs and organization costs and is effective for fiscal years beginning after December 15, 1998. Adoption of SOP 98-5 did not have a material impact on our results of operations or financial position.

    In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." In July 1999, the FASB issued statement
No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," which deferred the effective date of Statement No. 133 to fiscal years beginning after June 15, 2000. Adoption of Statement No. 133 is not expected to have a material impact on our results of operations or financial position.

    In December 1999, the Securities and Exchange Commission Staff released Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on the recognition, presentation and disclosure of revenue in financial statements and is effective immediately. Adoption of SAB No. 101 is not expected to have a material impact on our results of operations or financial position.

                                    BUSINESS

COMPUCREDIT

    CompuCredit is a credit card company that uses analytical techniques, including sophisticated computer models, to target a consumer credit market that we believe has been underserved by traditional grantors of credit. We have developed and enhanced our techniques by continually testing our products and operating practices and by continually analyzing credit bureau data and the results of our lending experience. We believe that our analytical approach allows us to:

    - Better assess credit and bankruptcy risk, enabling us to identify consumers in the underserved market that are more creditworthy,

    - Price our products to appropriately reflect the level of a consumer's credit risk and demand for credit,

    - Increase the likelihood that a consumer will accept our offer of credit, which improves our response rates and reduces our marketing costs,

    - Continually monitor customer performance and actively manage accounts in order to refine our product offerings to reflect the changing risk of our customers, and

    - Effectively evaluate the collectibility of delinquent accounts, which enables us to efficiently deploy our collection resources.

    We market unsecured Aspire Visa credit cards through direct mail, telemarketing and the Internet. We also market to Aspire Visa cardholders other fee-based products including card registration, memberships in preferred buying clubs, travel services and credit life, disability and unemployment insurance.

    In July, 1999, we launched our website WWW.ASPIRECARD.COM through our subsidiary AspireCard.com, Inc. Applications received via the Internet are electronically processed on a real time basis using the same credit and marketing models that are applied to our direct mail and telemarketing campaigns. We believe that our ability to respond to an Internet application with a credit decision in less than one minute represents a competitive advantage. We are currently testing or evaluating additional Internet marketing initiatives including the following:

    - referral arrangements and/or partnerships with prime credit card issuers and online retailers,

    - Internet applications in conjunction with regular mail solicitations, and

    - pre-approved direct mailings by e-mail.

    CompuCredit was formed on August 14, 1996 by David G. Hanna, President, and Richard W. Gilbert, Chief Operating Officer, after completing almost two years of research and development in the area of consumer finance. Both Mr. Hanna and Mr. Gilbert have extensive experience in the consumer credit and collections industries. Mr. Hanna and Mr. Gilbert both held executive positions with Nationwide Credit, Inc., a national third party collection agency, during the 1980s until its sale in 1990 to First Financial Management Corporation, currently known as First Data Corporation. Mr. Hanna also founded Account Portfolios L.P. in 1989 with Frank J. Hanna, III, his brother, who is a principal shareholder and director of CompuCredit. Account Portfolios was sold in 1995 to Outsourcing Solutions, Inc. Before joining CompuCredit in 1996,
Mr. Gilbert served initially as Chief Operating Officer of Equifax Credit Information Services, Inc.'s collection division and subsequently as General Manager of Strategic Client Services for Equifax. Richard R. House, Jr., our Chief Credit Officer, joined CompuCredit in April 1997 from Equifax. While at Equifax, Mr. House served as Vice President for Equifax's Decision Solutions division, which provided consulting and modeling services to many of the

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nation's largest credit grantors. Collectively, our founders and executive officers have over 50 years of experience in various aspects of consumer finance.

THE CREDIT CARD INDUSTRY

    At the end of October 1999, according to the Federal Reserve System American consumers held an aggregate of $1.4 trillion of debt, exclusive of home mortgages. The Federal Reserve System estimates that the size of the revolving credit market in the United States was in excess of $583 billion as of October 1999. We believe that the purchasing convenience associated with unsecured credit cards has driven increased usage of credit cards and has made them the preferred consumer credit vehicle.

    According to published industry sources, the general purpose credit card industry has grown by approximately 14-15% annually over the last five years. Furthermore, general purpose credit cards are expected to increase their share of the payment system due to their relative ease of use and a continued broadening of merchant acceptance. Published industry sources estimate that the credit card industry will grow at an annual rate in excess of 10% over the next five years.

    During the 1990s, large banks with highly focused credit card organizations, as well as monoline banking organizations specializing in credit card lending, have dominated the U.S. credit card market. We believe that the market's recent history suggests that future industry growth and success will continue to be experienced primarily by highly focused organizations that are adept at using information and technology to market and price their credit products.

    We believe that the underserved consumer credit market provides significant growth potential and that consumers in this market are not being solicited with offers of credit cards as often as other consumers. Individuals in this market typically rely more heavily on finance companies and retail store credit cards to meet their credit needs and are less likely to have general purpose credit cards. Some of these consumers have had delinquencies, a default or a bankruptcy in their credit histories, but have, in our view, demonstrated recovery. Others in this target market are establishing or expanding their credit. Based on published industry reports, we estimate that the total size of the underserved credit market, including retail credit cards and unsecured consumer finance loans, is approximately $200 billion. We believe that approximately 6% of this market is comprised of unsecured general purpose credit card receivables generated by monoline credit card issuers. Because unsecured general purpose credit cards maximize a consumer's flexibility and utility, we expect that these credit card receivables will account for an increasing share of the total underserved credit market.

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
OUR DATABASE SYSTEM

    We have developed a proprietary database management system which supports all of the decision-making functions, including target marketing, solicitation, application processing, account management and collections activities. The database system is a comprehensive information warehouse that maintains critical information regarding a client throughout the client's relationship with us. The system's purpose is to gather, store and analyze the data necessary to facilitate our target marketing and risk management decisions.

[The omitted graphical material includes five rectangular boxes arranged vertically with a downward arrow from each. The boxes are labeled (in order):
Target Marketing, Solicitation (which has three bullet points entitled direct mail, telemarketing and Internet beneath the heading), Application Processing, Account Management, and Collections and Delinquency Management.]

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
    Our database system captures combinations of client information gathered in the target marketing and solicitation phases of the client relationship and additional data gathered throughout the remainder of the relationship, including client behavior patterns. By combining this information, we have established an analytical database linking static historical data with actual client performance. The following is a partial listing of the data elements maintained by our database system for each phase of the client relationship:

[The omitted graphical material includes four boxes, each one referring to a particular phase of the client relationship. The boxes include a partial listing of data elements. The first box is titled Target Marketing and lists Credit Bureau Data, Demographic Data, Previous Solicitation History, Target Marketing Scores and Risk Scores. The second box is titled Solicitation and Application Processing and lists Credit Bureau Data, Demographic Data, Original Pricing Credit Line Offer and Potential Pricing/ Credit Line Offers. The third box is titled Account Management and lists Payment History, Balance, Credit Line, Revenue, Behavior Scores and Transaction Data. The last box is titled Collections and Delinquency Management and lists Payment History, Previous Collections Efforts, Balance, Credit Line and Credit Bureau Data.]

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
    Our database system enables management to rapidly evaluate and respond to changes in the risk profile of a client throughout the relationship. The intranet interface--the internal computer network which allows management access to the database--provides us with timely and easy access to the data.

[The omitted graphical representation illustrates the Company's use of its database management system to process data gathered throughout the client relationship and to provide CompuCredit management with critical information. The figure consists of three rows of boxes. The first row includes five squares labeled Target Marketing Data, Solicitation and Application Processing, Fee-Based Product Marketing Data, Account Management Data and Collections Data, with arrows from each box to and from the second row which contains one rectangular box labeled Database Management System. The Database Management System rectangular box has an arrow to and from the third row which has a rectangular box labeled CompuCredit Management. An arrow pointing left to right labeled Intranet Interface points to the arrow between the box titled Database Management System and the box CompuCredit Management.]

    The use of a single database system for all phases of the client relationship enables us to continuously refine and optimize target marketing and portfolio management decisions on the basis of continuous feedback. We believe that this capability has been critical in identifying under-served segments which we anticipate will be profitable and which have been overlooked by traditional providers of credit-related products.

TARGET MARKETING SYSTEM

    Since 1996, we have worked with national credit bureaus to develop proprietary risk evaluation systems using credit bureau data. Initially, we developed the systems using randomly selected historical data sets of payment history on all types of consumer loans. Since March 1997, these proprietary risk evaluation systems have included the specific behavior of our clients. Our systems enable us to segment clients into narrower ranges within each FICO score range. The FICO score, developed by Fair, Issac & Co., Inc., is the most commonly used credit risk score in the consumer credit industry. The purpose of the FICO score is to rank-order consumers relative to their probability of non-payment on a consumer loan. We believe that sub-segmenting our market within FICO score ranges enables us to better evaluate credit risk and to price our products more effectively.

    Within each FICO score range, we evaluate every potential client using numerous credit and marketing segmentation methods derived from a variety of data sources. We place potential clients into unique product offering segments based upon combinations of factors reflecting our assessment of credit risk, bankruptcy risk, supply of revolving credit, demand for revolving credit and payment capacity. These product offering segments are chosen to meet the following primary target marketing strategies:

    - Marketing to those under-served client segments who have acceptable credit and bankruptcy risk and who have the highest revenue potential within those segments;

    - Providing a variety of general-purpose credit cards to satisfy the different financial needs of various segments of the under-served market; and

    - Providing a variety of fee-based ancillary products and services to leverage our relationship with the under-served client.

    We focus our marketing programs on those client segments which have high revenue potential when compared to other segments and demonstrate acceptable credit and bankruptcy risk. We seek to accomplish this by establishing, for each client segment, the appropriate risk-based pricing level that will maintain an acceptable response rate to our direct mail and telemarketing campaigns. To date we

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have experienced a response rate that we believe is significantly higher than the overall rate experienced by the credit card industry. The key to our efforts is the use of our unique systems to evaluate credit risk more effectively than the use of FICO scores alone.

    Our client solicitation strategy is to test several differently priced products against pools of potential clients with similar risk characteristics. The results of direct mail, Internet and telemarketing campaigns are continuously monitored and analyzed using our proprietary database system.

    We offer our Classic, Gold, Platinum and Aspire Diamond cards in a variety of product offerings varying by the amount of the credit line, the interest rate and the annual fee:

                                                                                         AVERAGE
                                                                                          AS OF
CHARACTERISTIC                             RANGE OF INITIAL OFFERINGS               DECEMBER 31, 1999
--------------                ----------------------------------------------------  -----------------
Credit Line.................  $500 to $10,000                                            $1,853
APR.........................  Prime rate + 7.40% to Prime rate + 21.75%                   27.98%
Annual Fee..................  $0 to $100                                                 $   15

    Product offerings for a particular client are determined by examining a number of factors in the client's credit file, including our assessment of credit risk, bankruptcy risk, supply of revolving credit, demand for revolving credit, payment criteria and revenue potential, among other factors.

TARGET MARKETING IN PORTFOLIO ACQUISITIONS

    We anticipate increasing our receivables portfolio through the aggressive use of our target marketing system to originate clients through direct mail, telemarketing and Internet campaigns. We also add accounts by purchasing portfolios of credit card receivables if we believe a substantial portion of the cardholders meet our credit criteria. We may use either or both of these methods of account growth to varying degrees, depending on our assessment of the relative cost of each method. We use the same analytical systems employed in our marketing campaigns to seek to purchase portfolios that are primarily comprised of under-served clients. Our strategy for our purchased portfolios is to use our numerous credit and marketing segmentation methods to select those accounts to which an Aspire credit card will be issued and to use our proprietary account management systems to enhance the performance of the portfolio and to market fee-based ancillary products and services to the new clients. As with the account origination process, each client is evaluated using numerous credit and marketing segmentation methods derived from a variety of data sources. Clients are placed into unique product offering segments based upon combinations of factors reflecting their credit risk, bankruptcy risk, supply of revolving credit, demand for revolving credit and payment capacity. We have completed two portfolio acquisitions and expect that we will regularly evaluate other potential portfolio acquisitions.

    Our unique target marketing system is intended to provide the same competitive advantage when evaluating portfolios as when originating clients through our marketing campaigns. We believe that our ability to evaluate credit risk within FICO score ranges enables us to more accurately determine the portfolio's overall credit risk than many portfolio sellers and many other companies that may bid on portfolio purchases. This risk evaluation expertise is designed to enable us to avoid portfolio purchases in which the final purchase premium or discount does not accurately reflect the credit risk of the portfolio. Conversely, we may bid more aggressively for portfolios in which the perceived credit risk, as reflected by the FICO scores, is significantly higher than our forecast of credit risk.

    Our target marketing system, which combines our proprietary risk evaluation system with sophisticated techniques for estimating supply of revolving credit, demand for revolving credit and bankruptcy risk, is designed to provide us with a competitive advantage in evaluating the potential profitability of

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target clients, whether originated by us or purchased. We continuously seek to refine our target marketing system through the development of new analytical segmentation tools and the evaluation of the system's effectiveness on previous marketing campaigns and portfolio acquisitions.

DIRECT MAIL AND TELEMARKETING SOLICITATION

    We use our target marketing strategies to identify potential clients and to assess the type of product offering to be made to each potential client. In each direct mail or telemarketing campaign conducted to date, we have experimented with several combinations of rates, fees and credit limits directed at specific client segments in order to evaluate response rates and further refine our pricing strategies within each client segment and for all client segments as a group. To date, none of our offers have included teaser-rate pricing. Third party print production facilities produce our direct mail campaigns, and we contract with third party telemarketing providers for our telemarketing campaigns. Responses to both direct mail and telemarketing campaigns are then forwarded to us for application processing. The response data received is also integrated into our database system for future analysis and response modeling.

THE INTERNET

    AspireCard.com, Inc., our wholly-owned subsidiary, promotes the Aspire Visa credit card and various other value-added products and services on the Internet using real-time approval of credit card applications on-line. Applications are received by AspireCard.com on its own web site, WWW.ASPIRECARD.COM. Additionally, we receive applications through the Internet under a marketing agreement with The LendingTree, Inc. In either case, applications received via the Internet are electronically processed on a real-time basis using the same credit and target marketing strategies that are applied to our direct mail and telemarketing campaigns. Once the application has been transmitted, consumers are informed within seconds as to their approval status and the applicable terms of the offer, including the interest rate, annual fee and credit limit. We believe that this capability provides us with a competitive advantage. We are currently testing or evaluating several Internet marketing initiatives including the following:

    - partnerships with prime Internet credit card issuers and online retailers,

    - Internet applications in conjunction with regular mail solicitations and

    - pre-approved direct mailings by e-mail.

APPLICATION PROCESSING

    We contract with third party providers for the data entry of credit card applications resulting from our direct mail solicitations. Application coupons mailed in by clients are keyed by the data entry provider into a machine-readable format. We also use telemarketing vendors to input application data for clients who respond to solicitations via the telephone. Entered application data is electronically transmitted in batches to us for processing by our application processing system.

    We have developed flexible, proprietary methods of evaluating applications using an application processing system that automates the evaluation of client application data. The system utilizes pre-defined criteria to review applicant-provided information and to compare the information to the applicant's original solicitation data and to data from an online credit file that is automatically requested for each applicant. The system performs a series of comparisons of identification information, such as name, address, social security number, from the three data sources to verify that client-supplied information is complete and accurate. Potentially fraudulent applications are declined or held for further review.

    The applicant's online credit file that is obtained after the receipt of his or her response is further evaluated by the system to ensure that the applicant still meets the creditworthiness criteria applied

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
during the original prescreen process. The same credit criteria, proprietary custom models and credit bureau data items used during the initial prescreen selection process are recalculated for each applicant. Applicants still meeting our creditworthiness criteria are designated as "approvals" and assigned a final credit offer.

    Statistics related to response rates and final offers and terms are captured daily for all processed applications and are transferred to our proprietary database for ongoing tracking and analysis.

FEE-BASED PRODUCTS AND SERVICES

    We offer fee-based products and services to our clients, including card registration, memberships in preferred buying clubs, travel services and credit life, disability and unemployment insurance. These fee-based products and services are offered at various times during the client relationship based on tailored marketing lists derived from our database. We currently market all non-credit products and services pursuant to joint marketing agreements with third parties and are continually evaluating additional products we offer to our clients either directly or through continued joint marketing efforts with third party providers of such products and services. Profitability for fee-based products and services is affected by the response rates to product solicitations, the volume and frequency of the marketing programs, the commission rates received from the product providers, the claim rates and claims servicing costs for certain products and the operating expenses associated with the programs. We significantly increased the marketing of these fee-based products and services during 1999. The revenues associated with these products and services are expected to increase in the future as we continue to increase our credit card client base, expand the fee-based product penetration of our client base, and introduce new products.

ACCOUNT AND PORTFOLIO MANAGEMENT

    ONGOING ACCOUNT MANAGEMENT. Our management strategy is to aggressively manage account activity using behavioral scoring, credit file data and our proprietary risk evaluation systems. These strategies include the active management of transaction authorizations, account renewals, over-limit accounts and credit line modifications. We use an adaptive control system to translate our strategies into the account management processes. The system enables us to develop and test multiple strategies simultaneously, which allows us to continually refine our account management activities. We have incorporated our proprietary risk scores into the control system, in addition to standard behavior scores used widely in the industry, in order to better segment, evaluate and properly manage the accounts. We believe that by combining external credit file data along with historical and current client activity, we are able to better predict the true risk associated with current and delinquent accounts.

    We monitor authorizations for all accounts. Client credit availability is limited for transaction types which we believe are higher risks such as certain foreign transactions and cash advances. We manage credit lines to reward under-served clients who are performing well and to mitigate losses from delinquent client segments. Accounts exhibiting favorable credit characteristics are periodically reviewed for credit line increases, and strategies are in place to aggressively reduce credit lines for clients demonstrating indicators of increased credit or bankruptcy risk. Data relating to account performance is captured and loaded into our proprietary database for ongoing analysis. We proactively adjust account management strategies as necessary, based on the results of such analyses. Additionally, we use industry-standard fraud detection software to manage the portfolio. We route accounts to manual work queues, and suspend charging privileges if the transaction-based fraud models indicate a high probability of fraudulent card use.

    CLIENT ADVISORY SERVICES. We have implemented an advisory program to assist our clients in understanding the prudent use of general-purpose credit cards. We use our proprietary systems to identify clients who are not delinquent but are exhibiting credit behavior likely to result in delinquency in the future. We assign these accounts to our credit advisors who actively review all account activity and, if necessary, contact the client via letter or telephone. Actions taken by us may include client-friendly advice concerning the prudent use of credit, temporary or permanent reduction in credit line availability, review of the client's full credit report, debts and income, and establishing repayment terms to assist the client in avoiding becoming over-extended.

    Management believes that this client advisory strategy is not widely practiced in the credit card industry. Our advisory program allows us to enhance our relationship with our clients by providing valuable and meaningful assistance while simultaneously contributing to prudent risk management strategies to reduce bad debt losses.

    CLIENT SATISFACTION INITIATIVE. In the fourth quarter of 1999, we began a formal Client Satisfaction program. Members of management, including all members of executive management, surveyed hundreds of our clients about their level of satisfaction with their AspireVisa credit card. We intend to continue this program of surveying our clients, with quarterly participation by members of management. The results will be used to continually improve service levels and minimize attrition of profitable accounts.

    OUTSOURCING. Certain account management functions--including card embossing/mailing, fraud detection/investigation, cycle billing/payment processing and transaction processing/authorization--are performed by Columbus Bank and Trust and Total Systems. In January 1997, we entered into an Affinity Card Agreement with Columbus Bank and Trust, a subsidiary of Synovus Financial Corporation, that provides for the issuance of Aspire credit cards and the performance of the outsourced functions noted above. We have filed an application to organize a state-chartered "credit card" bank under the laws of the State of Georgia which, if organized, will become the issuer of the Aspire credit card. We expect that the ability to issue our own credit cards will provide additional flexibility and enable us to reduce our dependency on third-party service providers. However, CompuCredit intends to continue to outsource certain functions to Columbus Bank and Trust and its affiliate, Total Systems, and has recently renewed its agreement with Columbus Bank and Trust which provides for the servicing of the Aspire accounts in substantially the same manner in which these services are currently being performed.

COLLECTIONS AND DELINQUENCY MANAGEMENT

    Management considers its prior experience in successfully operating professional collection agencies, coupled with its proprietary systems, to be a significant competitive advantage in minimizing delinquencies, bad debt losses and operating expenses associated with the collection process. We use our systems to develop custom collection models that rank-order accounts based on collectability and level of risk. We analyze the output from these models to identify the collection activity most likely to result in curing the delinquency cost-effectively rather than treating all accounts the same based on the mere passage of time, as we believe most creditors do.

    As in all aspects of our risk management strategies, we routinely test alternative strategies and compare the results with existing collection strategies. Results are measured based on delinquency rates, expected losses and costs to collect. Existing strategies are then adjusted as suggested by these results. Management believes that maintaining the ongoing discipline of testing, measuring and adjusting collection strategies will result in minimized bad debt losses and operating expenses. We believe this approach differs significantly from the approach taken by the vast majority of credit grantors that implement collection strategies based on commonly accepted peer group practices.

    We have two collection facilities in metro Atlanta, Georgia totaling 27,000 square feet. We also have a full-time staff with an average experience of over ten years in collections. Management has instituted collector incentive compensation plans similar to those it successfully employed in its prior experience operating professional collection agencies. In addition to our full-time staff, we outsource

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some of our collection activities. We continuously monitor the performance of our third party providers against that of our staff to determine which is more effective.

SECURITIZATIONS

    We finance the increase of our credit card receivables primarily through securitizations. As we generate or acquire credit card receivables, we securitize the receivables through our master trust or through special purpose entities to third parties. Our current securitization structures typically provide for the daily securitization of all new credit card receivables arising under the securitized accounts. The receivables that are sold through securitization are removed from our balance sheet for financial reporting purposes. Following a sale, we receive cash flows which represent the finance charges and past due fees in excess of the sum of the return paid to investors, servicing fees, credit losses and required amortization payments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Credit Card Securitizations" and "--Liquidity, Funding and Capital Resources."

CONSUMER AND DEBTOR PROTECTION LAWS AND REGULATIONS

    Our business is regulated directly and indirectly under several federal and state consumer protection and other laws, rules and regulations, including the federal Truth-In-Lending Act, the federal Equal Credit Opportunity Act, the federal Fair Credit Reporting Act, the federal Fair Debt Collection Practices Act and the federal Telemarketing and Consumer Fraud and Abuse Prevention Act. These statutes and their enabling regulations, among other things, impose certain disclosure requirements when a consumer credit loan is advertised, when the account is opened and when monthly billing statements are sent. In addition, various statutes limit the liability of credit cardholders for unauthorized use, prohibit discriminatory practices in extending credit and impose certain limitations on the types of charges that may be assessed and restrict the use of consumer credit reports and other account-related information.

    Changes in any of these laws or regulations, or in their interpretation or application, could significantly harm our business. Various proposals which could affect our business have been introduced in Congress in recent years, including, among others, proposals relating to imposing a statutory cap on credit card interest rates, substantially revising the laws governing consumer bankruptcy, and limiting the use of social security numbers. There have also been proposals in state legislatures in recent years to restrict telemarketing activities, impose statutory caps on consumer interest rates, limit the use of social security numbers and expand consumer protection laws. It is impossible to determine whether any of these proposals will become law and, if so, what impact they will have on us.

    On November 12, 1999, the Gramm-Leach-Bliley Act of 1999 became law. The Gramm-Leach-Bliley Act creates a new type of bank holding company, a "financial holding company," that may engage in a range of activities that are financial in nature, including insurance and securities underwriting, insurance sales, merchant banking and real estate development and investment. The Gramm-Leach-Bliley Act also establishes new privacy requirements applicable to all financial institutions. Financial institutions are required to establish a privacy policy and to disclose the policy at the start of a customer relationship and once a year thereafter. Additionally, financial institutions must give a customer the opportunity to block the sharing of the customer's nonpublic personal information with unaffiliated third parties, except in certain limited circumstances. Further, financial institutions are barred from sharing credit card numbers, account numbers or access numbers of customers with third-party marketers. State laws that provide a greater degree of privacy protection are not preempted by federal law.

    Although we believe that we and Columbus Bank and Trust are currently in compliance with applicable statutes and regulations, there can be no assurance that we or Columbus Bank and Trust will be able to maintain such compliance. The failure to comply with applicable statutes or regulations

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could significantly harm our results of operations or financial condition. In addition, because of the consumer-oriented nature of the credit card industry, there is a risk that we or other industry participants may be named as defendants in litigation involving alleged violations of federal and state laws and regulations, including consumer protection laws, and consumer law torts, including fraud. Although we currently are not involved in any material litigation, the institution of any material litigation or a significant judgment against us or Columbus Bank and Trust or within the industry in connection with any such litigation could have a material adverse effect on our results of operations or financial condition.

    The National Bank Act of 1864 authorizes national banks to charge clients interest at the rates allowed by the laws of the state in which the bank is located, regardless of any inconsistent law of the state in which the bank's clients are located. A similar right is granted to state institutions such as Columbus Bank and Trust in the Depository Institutions Deregulation and Monetary Control Act of 1980. In 1996, the United States Supreme Court held that late payment fees are "interest" and therefore can be "exported" under the National Bank Act, deferring to the Comptroller of the Currency's interpretation that interest includes late payment fees, insufficient funds fees, over-limit fees and certain other fees and charges associated with credit card accounts. This decision does not directly apply to state institutions such as Columbus Bank and Trust. Although several courts have upheld the ability of state institutions to export certain types of fees, a number of lawsuits have been filed alleging that the laws of certain states prohibit the imposition of late fees. If the courts do not follow existing precedents, Columbus Bank and Trust's ability to impose certain fees could be adversely affected, which could significantly harm our results of operations or financial condition.

    We do not currently own a bank. However, if we charter a bank, we expect that bank to become the issuer of the Aspire credit card. Any bank we charter would be subject to the various state and federal regulations generally applicable to such institutions, including restrictions on the ability of the bank to pay dividends to us.

COMPETITION

    We face intense and increasing competition from other consumer lenders. In particular, our credit card business competes with national, regional and local bank card issuers, and with other general-purpose credit card issuers, including American Express, Discover and issuers of Visa and MasterCard. We also compete with retail credit card issuers, such as department stores and oil companies, and other providers of unsecured credit. Large credit card issuers may compete with us for clients by offering lower interest rates and fees. In addition, new issuers have entered the market in recent years. Many of these competitors are substantially larger than we are and have greater financial resources. Clients choose credit card issuers largely on the basis of price, including interest rates and fees, credit limit and other product features. For this reason, client loyalty is often limited. We may lose entire accounts, or may lose account balances, to competing credit card issuers.

    Our competitors are continually introducing new tactics to attract clients and increase their market share. The most heavily-used techniques are advertising, target marketing, balance transfers, price competition, incentive programs and using the name of a sports team or a professional association on their credit cards, or "co-branding." In response to competition, some issuers of credit cards have lowered interest rates and offered incentives to retain existing clients and attract new ones. These competitive practices, as well as competition that may develop in the future, could harm our ability to obtain clients and maintain its profitability.

    The Gramm-Leach-Bliley Act repeals the Glass-Steagall Act of 1933, which separated commercial and investment banking, and eliminates the Bank Holding Company Act's prohibition on insurance underwriting activities by bank holding companies. As a result, the Gramm-Leach-Bliley Act permits the affiliation of commercial banks, insurance companies and securities firms. This change may increase the ability of insurance companies and securities firms to acquire, or otherwise affiliate with, commercial banks and likely will increase the number of competitors in the banking industry and the level of competition for banking products, including credit cards.

PROPERTIES

    Our principal executive offices, comprising approximately 23,000 square feet, and our operations centers, comprising approximately 27,000 square feet, are located in leased premises in Atlanta, Georgia. We believe that our facilities are suitable to our businesses and that we will be able to lease or purchase additional facilities as our needs require.

EMPLOYEES

    As of December 31, 1999, we had 211 employees, substantially all of whom are located in Georgia. No collective bargaining agreement exists for any of our employees. We consider our relations with our employees to be good.

TRADEMARKS

    Aspire is a registered trademark of CompuCredit. CompuCredit, Aspire Diamond, Diamond Select and Aspire Diamond Select are trademarks of CompuCredit, and applications to register these trademarks are pending. We consider these trademarks to be readily identifiable with, and valuable to, our business. This prospectus also contains trade names and trademarks of other companies that are the property of their respective owners.

PROPRIETARY RIGHTS AND LICENSES

    We regard our database management system and our customer selection and risk evaluation criteria as confidential and proprietary. We initially developed our pre-screen customer selection criteria under a contract with a national credit bureau; however, we own all intellectual property rights in the resulting model. Our database management system has been developed by a third party developer under a contract pursuant to which we hold an exclusive, perpetual license to use, copy, execute, display and reproduce the software constituting our database management system. The third party developer owns this software, subject to our license. The third party developer also has granted to CompuCredit a nonexclusive license to use, copy or display for internal use a system that automates the evaluation of client application data, which, among other things, provides us with real-time access to credit information concerning our target market and our customers. The third party developer continues to provide substantially all of the computer software design and implementation services we require in the continuing refinement and use of our computer software systems. The third party developer has granted to us a right of first refusal during the term of the agreement in the event the developer wishes to sell or otherwise transfer any of its ownership rights in certain of the software it licenses to us. In addition, we have the right to acquire the entity that owns the database management system software for a purchase price of $2.4 million at any time beginning September 23, 2000 and ending 12 months after the termination of the agreement with the third party developer. The initial term of this agreement, which is subject to extension or early termination under certain circumstances, expires on September 23, 2000.

LEGAL PROCEEDINGS

    We are not a party to any legal proceeding that management believes is reasonably likely to have a material adverse effect on CompuCredit's financial position or results of operations. We could become involved in litigation from time to time relating to claims arising out of the ordinary course of business.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

    Our executive officers and directors and some of our other key employees, and their ages as of December 31, 1999, are as follows:

NAME                                          AGE      POSITION
----                                        --------   --------
David G. Hanna............................    35       President and Chairman of the Board
Richard W. Gilbert........................    45       Chief Operating Officer and Director
Brett M. Samsky...........................    34       Chief Financial Officer
Ashley L. Johnson.........................    31       Treasurer and Controller
Richard R. House, Jr. ....................    36       Chief Credit Officer
Rohit H. Kirpalani........................    38       Secretary and General Counsel
Andrew A. Yates...........................    36       Director of Risk Management
Dennis H. James, Jr.......................    29       Director of Business Development and
                                                       Director of Investor Relations
Christopher J. Rief.......................    32       Director of Operations
Frank J. Hanna, III.......................    37       Director
Richard E. Huddleston.....................    55       Director
Gail Coutcher Hughes......................    50       Director
James P. Kelly, III.......................    43       Director
Mack F. Mattingly.........................    68       Director
Thomas G. Rosencrants.....................    50       Director

    DAVID G. HANNA, President and Chairman of the Board. Mr. Hanna has been the President of CompuCredit since its inception in 1996, our sole director from the time of CompuCredit's merger into a corporation in August 1997 until our initial public offering in April 1999, and Chairman of the Board since our initial public offering. Mr. Hanna has been in the credit industry for over ten years. Since 1992, Mr. Hanna has served as President and a director of HBR
Capital, Ltd., an investment management company. In 1989, prior to forming CompuCredit, Mr. Hanna co-founded and served as President of Account Portfolios, a purchaser and manager of portfolios of non-performing loans and accounts receivable. Until Account Portfolios was sold in 1995, it used proprietary scoring models to analyze portfolio acquisitions as well as the portfolios that Account Portfolios had purchased. From 1988 to 1992, he was President of the Government Division of Nationwide Credit where he managed and directed division operations, planning, strategy and sales, including collection performance, adherence to contractual requirements and government marketing. He served as Commercial Loan Officer at Citizens & Southern National Bank prior to joining Nationwide Credit. Mr. Hanna has a BBA in Finance from the University of Georgia. Mr. Hanna is the brother of Frank J. Hanna, III, who is a director.

    RICHARD W. GILBERT, Chief Operating Officer and Director. Mr. Gilbert has been the Chief Operating Officer of CompuCredit since its inception in 1996 and became a director upon consummation of our initial public offering in April 1999. Mr. Gilbert has over 21 years' experience in the consumer credit industry. From 1990 until 1995, he was employed by Equifax initially as Chief Operating Officer of its collection division and subsequently as General Manager of Strategic Client Services. From 1995 until 1997, Mr. Gilbert was employed by HBR Capital, an investment management company, as Chief Operating Officer of The American Education Fund, L.P. From 1979 until Nationwide Credit was sold in 1990, Mr. Gilbert served in various positions, including as Vice President of Operations, Vice President of Development and Vice President of Marketing and as President of Financial Health Services, a division of Nationwide Credit.
Mr. Gilbert earned his JD degree, CUM LAUDE, from John Marshall Law School and completed his undergraduate work at Berry College. He is a member of the Georgia Bar Association.

    BRETT M. SAMSKY, Chief Financial Officer. Mr. Samsky has been the Chief Financial Officer of CompuCredit since its inception in 1996. Mr. Samsky has over five years' experience in the credit industry. From November 1992 to August 1998, Mr. Samsky served as Chief Financial Officer of HBR Capital, an investment management company. Mr. Samsky was Chief Financial Officer of Account Portfolios, a purchaser and manager of portfolios of non-performing loans and accounts receivable, from 1992 until its sale in 1995. Prior to joining Account Portfolios, Mr. Samsky served as a senior accountant at Deloitte & Touche during 1986 and from 1988 to 1990. Mr. Samsky graduated MAGNA CUM LAUDE with high honors, earning a BBA and MAcc in Accounting from the University of Georgia. Mr. Samsky also attended the University of Georgia Law School from 1990 to 1992 and is a licensed Certified Public Accountant in the State of Georgia.

    ASHLEY L. JOHNSON, Treasurer and Controller. Ms. Johnson was named Treasurer in June, 1999 and has been the Controller of CompuCredit since its inception in 1996. Ms. Johnson has over five years of experience in the credit industry. From May 1993 to the present, Ms. Johnson has served as Controller of HBR Capital, an investment management company. From 1993 until its sale in 1995, Ms. Johnson was the Controller for Account Portfolios, a purchaser and manager of portfolios of non-performing loans and accounts receivable. Prior to joining Account Portfolios, Ms. Johnson was a senior accountant at Deloitte & Touche from 1989 to 1993. Ms. Johnson graduated MAGNA CUM LAUDE from Clemson University with a BS in Accounting and is a licensed Certified Public Accountant in the State of Georgia.

    RICHARD R. HOUSE, JR., Chief Credit Officer. Mr. House joined CompuCredit in April 1997. Mr. House has over 13 years' experience in the consumer credit industry. From 1993 until 1997, Mr. House managed and directed Equifax's Decision Solutions division, Equifax's quantitative analysis and modeling group. Prior to joining Equifax in 1991, he was employed by the JC Penney Company, where he held various positions in credit operations and credit policy.
Mr. House earned a BA in Economics from the Georgia Institute of Technology and an MA in Economics from Southern Methodist University.

    ROHIT H. KIRPALANI, Secretary and General Counsel. Mr. Kirpalani joined CompuCredit in September 1998 and was named Secretary in June 1999. From 1995 to 1998, Mr. Kirpalani was an associate with Orrick, Herrington & Sutcliffe LLP. Prior to joining Orrick, Herrington & Sutcliffe LLP, he was an associate with Milbank, Tweed, Hadley & McCloy. Mr. Kirpalani earned his J.D. degree, CUM LAUDE, from Georgetown University and graduated from Rutgers University with a BS in economics.

    ANDREW A. YATES, Director of Risk Management. Mr. Yates joined CompuCredit in April 1997. Mr. Yates has over 10 years of consumer credit experience. From 1995 to 1997, Mr. Yates served as a Senior Consultant for Equifax's Decision Solutions division, Equifax's quantitative analysis and modeling group. Prior to joining Equifax, Mr. Yates worked for JC Penney Company as a credit risk manager from 1987 to 1994. Mr. Yates received a BS in Finance from the University of Florida.

    DENNIS H. JAMES, JR., Director of Business Development and Director of Investor Relations. Mr. James joined CompuCredit as Director of Business Development and Director of Investor Relations in July 1999. Mr. James has over seven years' experience in the financial services industry. From 1992 to 1999, Mr. James was employed by SunTrust Bank, Atlanta, a subsidiary of SunTrust Banks, Inc. Immediately prior to joining CompuCredit, he served as a Director in the Structured Finance Division. Mr. James earned a BS in Management from the Georgia Institute of Technology.

    CHRISTOPHER J. RIEF, Director of Operations. Mr. Rief joined CompuCredit in May 1998. Mr. Rief has over eight years' experience in the credit industry. From 1995 to 1998, Mr. Rief was the Director of Client Service for First Data Corporation's BankCard Program Services division. Prior to joining First Data Corporation, he worked in the BankCard Center of Southtrust Bank of Alabama from 1990 to 1995. Mr. Rief graduated from Huntingdon College with a BA in Management.

    FRANK J. HANNA, III, Director. Mr. Hanna became a director upon consummation of our initial public offering. Since 1992, Mr. Hanna has served as Chief Executive Officer of HBR Capital, an investment management company. In 1989,
Mr. Hanna co-founded and served as Chief Executive

Officer of Account Portfolios, a purchaser and manager of portfolios of non-performing loans and accounts receivable. From 1988 to 1990, Mr. Hanna was Group Vice President, Finance and Administration for Nationwide Credit. Prior to joining Nationwide Credit, Mr. Hanna practiced corporate law in Atlanta.
Mr. Hanna earned his JD degree, CUM LAUDE, and a BBA in Finance as a first honor graduate from the University of Georgia. Mr. Hanna is also a director of Cerulean Companies, Inc. Mr. Hanna is the brother of David G. Hanna, the President and Chairman of the Board of CompuCredit.

    RICHARD E. HUDDLESTON, Director. Mr. Huddleston became a director upon consummation of our initial public offering in April 1999. From March 1998 to December 1998, Mr. Huddleston served as Vice President of Sales for Financial Services for APAC Teleservices, Inc. From October 1997 to present, he has worked as an independent consultant. From December 1989 to April 1997, Mr. Huddleston served as Executive Vice President and director of Prudential Bank and Trust and as Vice President and director of Prudential Savings Bank and remained with such companies until October 1997. Mr. Huddleston graduated from the University of Virginia McIntire School of Commerce and Retail Banking in 1978.

    GAIL COUTCHER HUGHES, Director. Ms. Coutcher Hughes became a director upon consummation of our initial public offering in April 1999. Ms. Coutcher Hughes co-founded in February 1996 and serves as President of the Hughes Group, Ltd., an executive search firm. From 1980 to January 1996, Ms. Coutcher Hughes was employed by Source Finance, a national placement firm specializing in the placement of financial and accounting professionals, where she served as Managing Partner of its Atlanta office. Ms. Coutcher Hughes graduated from the University of Georgia with a BBA in Accounting and is a licensed Certified Public Accountant in the State of Georgia.

    JAMES P. KELLY, III, Director. Mr. Kelly became a director upon consummation of our initial public offering in April 1999. Since 1990, Mr. Kelly has been the owner of James P. Kelly, III, P.C., a tax, corporate and education law firm. In 1991, Mr. Kelly founded the Georgia Community Foundation, Inc. and currently serves as its Executive Director and General Counsel. Mr. Kelly has a J.D. from the University of Georgia, an MA of Taxation from Georgia State University and a BBA degree in Management from the University of Georgia.

    MACK F. MATTINGLY, Director. Senator Mattingly became a director upon consummation of our initial public offering in April 1999. Senator Mattingly is currently a self-employed entrepreneur, speaker and author. From 1992 until March 1993, he served as United States Ambassador to the Republic of Seychelles. From 1987 to 1990, Senator Mattingly served as the Assistant Secretary General for Defense Support at NATO Headquarters in Belgium. In 1981, he was elected to the United States Senate from the State of Georgia, where he served until 1987.

    THOMAS G. ROSENCRANTS, Director. Mr. Rosencrants became a director in
June 1999. Since 1997, Mr. Rosencrants has been the Chairman and Chief Executive Officer of Greystone Capital Group, LLC, the general partner of Greystone Capital Partners I, L.P. From 1991 to 1997, he served at the Robinson-Humphrey Company, a division of Salomon Smith Barney, as Senior Vice President and head of the Insurance Research Group. Prior to that, Mr. Rosencrants was Director of Research and Chief Investment Strategist at Interstate/Johnson Lane.
Mr. Rosencrants is a Chartered Financial Analyst who earned a BA degree from the University of Dayton and an MBA, with honors, from Roosevelt University in Chicago. Mr. Rosencrants is also a director of iXL Enterprises, Inc.

BOARD COMMITTEES

    AUDIT COMMITTEE. The Audit Committee, among other things, makes recommendations to the Board of Directors concerning the engagement of independent public accountants, monitors and reviews the quality and activities of CompuCredit's internal audit function and those of its independent auditors, and monitors the adequacy of CompuCredit's operating and internal controls as reported by management and the independent or internal auditors. The members of the Audit Committee are Gail Coutcher Hughes and Thomas G. Rosencrants.

    COMPENSATION COMMITTEE. The Compensation Committee, among other things, reviews salaries, benefits and other compensation of directors, officers and other employees of CompuCredit and makes recommendations to the Board of Directors concerning such matters. The members of the Compensation Committee are David G. Hanna, Richard E. Huddleston and Mack F. Mattingly.

DIRECTOR COMPENSATION

    Members of the board of directors who are not employees of CompuCredit or holders of 5% or more of the common stock and who became directors when we completed our initial public offering received options to purchase 5,000 shares of common stock. We pay non-employee directors who are not holders of 5% or more of our issued and outstanding common stock a fee of $2,500 for each board or committee meeting attended. These non-employee directors are also eligible to participate in the 1998 Stock Option Plan. All directors are reimbursed for expenses incurred to attend the meetings of the board of directors or committees thereof.

    We do not currently provide employee directors with any additional compensation, including grants of stock options, for their service on the board of directors, except for reasonable out-of-pocket expenses incurred in connection with their attendance at board meetings.

EXECUTIVE COMPENSATION

    The following table sets forth information concerning the annual compensation earned by our President and our other executive officers whose annual salary and bonus during the 1999 fiscal year exceeded $100,000. We believe that the annual compensation of our executive officers, including our President, Chief Operating Officer, Chief Credit Officer, Chief Financial Officer and Treasurer, is below market as compared to our competitors. These executive officers also have not received any bonuses or stock options and will not be granted stock options in connection with this offering. This approach to compensation, combined with the executive officers' existing stock ownership, is intended to provide an incentive for these executive officers to focus on the appreciation of the value of the common stock. For each executive officer's existing stock ownership, see "Principal and Selling Shareholders."

SUMMARY COMPENSATION TABLE

                                                                       ANNUAL COMPENSATION
                                                         -----------------------------------------------
                                                          FISCAL                            OTHER ANNUAL
NAME AND PRINCIPAL POSITION                                YEAR      SALARY       BONUS     COMPENSATION
---------------------------                              --------   --------     --------   ------------
David G. Hanna, President..............................    1999     $ 50,000       $ --         $ --
                                                           1998       25,000(1)      --           --
                                                           1997       50,000(2)      --           --

Richard W. Gilbert, Chief Operating Officer............    1999      175,000         --           --
                                                           1998      175,000         --           --
                                                           1997      175,000(2)      --           --

Richard R. House, Jr., Chief Credit Officer............    1999      200,000         --           --
                                                           1998      187,880         --           --
                                                           1997      108,615(3)      --           --

------------------------------

(1) Reflects compensation for the period from July 1, 1998, when Mr. Hanna began receiving compensation, through December 31, 1998.

(2) All of the compensation disclosed for Mr. Hanna was paid by HBR Capital and was reimbursed by CompuCredit as part of a fee paid to HBR Capital for management and accounting services provided to CompuCredit in 1997. Of the amount disclosed for Mr. Gilbert, $51,041 was paid by HBR Capital and reimbursed by CompuCredit pursuant to the same arrangement, and the balance was paid by CompuCredit.

(3) Reflects compensation for the period from April 21, 1997, when Mr. House joined CompuCredit, through December 31, 1997.

EXECUTIVE OFFICER EMPLOYMENT AGREEMENTS

    We have entered into Employment Agreements with each of our executive officers. Each agreement provides for the payment of an annual salary and requires the employee to devote substantially all of his or her business efforts toward performing the services delegated to him or her by our Chief Executive Officer, which must constitute no less than 40 hours per week of work for CompuCredit or any of its subsidiaries. Each agreement expires December 31, 2000. Each agreement includes provisions protecting the confidentiality of our proprietary information, transferring and assigning to CompuCredit specified employee work product, and prohibiting the employee from competing with CompuCredit in certain specified manners during a period of one year after the termination of the employee's employment with CompuCredit.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Our Compensation Committee currently consists of David G. Hanna, Richard E. Huddleston and Mack F. Mattingly. Mr. Hanna was responsible for determining the compensation of executive officers during fiscal year 1997 and 1998. None of our executive officers has served on the board of directors or the compensation committee of any entity that had officers who served on our board of directors.

1998 STOCK OPTION PLAN

    Under its 1998 Stock Option Plan, we are authorized to grant non-qualified options to purchase up to 1,200,000 shares of the common stock. We will receive no consideration for stock options granted under the 1998 Stock Option Plan. As of December 31, 1999, we had granted options to acquire 364,790 shares under the plan.

    The following summary of the 1998 Stock Option Plan is qualified in its entirety by reference to the full text of the 1998 Stock Option Plan, which is filed as an exhibit to the Registration Statement of which this prospectus is a part. The major provisions of the 1998 Stock Option Plan are as follows:

    PURPOSE. The purpose of the 1998 Stock Option Plan is to maximize the long-term success of CompuCredit, to ensure a balanced emphasis on both current and long-term performance, to enhance participants' identification with shareholders' interests and to facilitate the attraction and retention of key individuals with outstanding abilities.

    ADMINISTRATION. The board of directors has designated the Compensation Committee to administer the 1998 Stock Option Plan.

    ELIGIBILITY. The persons who are eligible to receive awards pursuant to the 1998 Stock Option Plan are members of the board of directors, employees, consultants and advisors of CompuCredit and our affiliates who have made or have the capability of making a substantial contribution to our success, as the Compensation Committee selects from time to time. We estimate that at the present time all of our employees are eligible to participate in the 1998 Stock Option Plan. In addition, each of our five directors who are not employees of CompuCredit, officers of CompuCredit or holders of 5% or more of our common stock are eligible to participate in the 1998 Stock Option Plan.

    OPTION PRICE. The Compensation Committee determines the exercise price per share of the options, which may be less than, equal to or greater than the fair market value of a share of common stock on the date the option is granted.

    TIME AND MANNER OF EXERCISE. Options may be exercised in whole at any time, or in part from time to time with respect to whole shares only, within the period permitted for exercise by giving written notice to us. Payment for shares of common stock purchased upon exercise of an option must be made in cash or in such other form as the Compensation Committee may specify in the applicable option agreement. In addition to the payment of the option price, the participant must pay to us in cash or in common stock the amount we are required to withhold or pay under federal or state law with respect to the exercise of the option or, in the alternative, the number of shares delivered by us upon exercise of the option will be appropriately reduced to reimburse us for such payment.

    AMENDMENT OR TERMINATION OF THE 1998 STOCK OPTION PLAN. The board of directors may terminate and in any respect amend or modify the 1998 Stock Option Plan. Except as otherwise provided in the 1998 Stock Option Plan, no amendment, modification or termination of the 1998 Stock Option Plan may in any manner adversely affect the rights of any participant under the 1998 Stock Option Plan without the consent of the participant.

    FEDERAL INCOME TAX CONSEQUENCES OF THE 1998 STOCK OPTION PLAN. An optionee generally recognizes no taxable income as the result of the grant of any non-qualified stock option, assuming that the option does not have a readily ascertainable fair market value at the time it is granted, which is usually the case with plans of this type. Upon exercise of a non-qualified stock option, an optionee will normally recognize ordinary compensation income for federal tax purposes equal to the excess, if any, of the then fair market value of the shares over the exercise price. Optionees who are employees will be subject to withholding with respect to income recognized upon exercise of a non-qualified stock option.

    We will be entitled to a tax deduction to the extent and in the year that ordinary income is recognized by the exercising optionee, so long as the optionee's total compensation is deemed reasonable in amount.

    Upon a sale of shares acquired pursuant to the exercise of a non-qualified stock option, any difference between the sales price and the fair market value of the shares on the date of exercise will be treated as capital gain or loss and will qualify for long-term capital gain or loss treatment if the shares have been held for more than 12 months.

EMPLOYEE STOCK PURCHASE PLAN

    Our board of directors adopted our Employee Stock Purchase Plan on December 9, 1999, subject to shareholder approval at our 2000 Annual Meeting.

    The employee stock purchase plan, which is intended to qualify under
Section 423 of the Internal Revenue Code, contains successive one-month offering periods. The offering periods begin on the first business day of each calendar month, beginning January 1, 2000. Amounts deducted and accumulated by each participant will be used to purchase shares of common stock at the end of each offering period. The price of stock purchased under the purchase plan will be 85% of the fair market value per share of our common stock on the last day of the offering period.

    All employees of CompuCredit, excluding our executive officers, are eligible to participate in the plan. Each participant may purchase common stock through payroll deductions having a fair market value that does not exceed $10,000 in any calendar year.

    There are an aggregate of 150,000 shares issuable under the plan. Shares purchased under the plan may be made available from treasury shares, authorized but unissued shares, reacquired shares or shares purchased on the open market. As of the date of this prospectus, all shares made available for purchase under the plan are being acquired on the open market.

401(k) PLAN

    Effective January 1, 2000, we adopted a 401(k). All of our full-time employees on that date and persons who become full-time employees after that date who have completed one year of employment and 1,000 hours of service with us are eligible to participate in the plan. The 401(k) plan is intended to qualify under Section 401(k) of the Internal Revenue Code of 1986. Contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to employees until withdrawn from the 401(k) plan. Consequently, contributions by us, if any, will be deductible by us when made. Employees may elect to reduce up to 15% of their current compensation by up to the statutorily prescribed annual limit, which was $10,000 in 1999, and to have the amount of such reduction contributed to the 401(k) plan. The 401(k) plan provides that we will make matching contributions to the 401(k) plan on behalf of the participants in the 401(k) plan in a percentage of the participants' contributions that we deem advisable from time to time. We currently intend to make matching contributions for employee contributions made in 2000 that will equal 25% of the contributions made by each participating employee up to a maximum of 6% of the employee's compensation.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 31, 1999, and as adjusted to reflect the sale of our common stock in this offering, assuming no exercise of the underwriters' over-allotment option. The information is provided with respect to:

    - each person who is known by us to own beneficially more than 5% of the outstanding shares of common stock;

    - each of our directors;

    - each of our executive officers, including four executive officers who will sell shares if the underwriters exercise their over-allotment option; and

    - all of our directors and executive officers as a group.

                                                                              PERCENT OF CLASS
                                                         NUMBER OF    --------------------------------
NAME                                                       SHARES     BEFORE OFFERING   AFTER OFFERING
----                                                     ----------   ---------------   --------------
Bravo Trust One (1)(2).................................   7,168,957         17.9%            16.3%
Bravo Trust Two (1)(3).................................   7,168,957         17.9             16.3
Frank J. Hanna, III (1)(4).............................  13,696,525         34.2             31.1
David G. Hanna (1)(5)..................................  13,696,525         34.2             31.1
Richard W. Gilbert (1)(6)..............................   2,971,600          7.4              6.7
Brett M. Samsky(7).....................................   1,488,666          3.7              3.4
Richard R. House, Jr.(8)...............................     608,000          1.5              1.4
Ashley L. Johnson(9)...................................      76,000            *                *
Richard E. Huddleston (10).............................      11,000            *                *
Gail Coutcher Hughes (10)..............................       5,000            *                *
James P. Kelly, III (10)...............................       5,000            *                *
Mack F. Mattingly (10).................................       5,000            *                *
Thomas G. Rosencrants (11).............................   1,044,665          2.6              2.4
Directors and executive officers as a group
  (11 persons)(12).....................................  32,284,696         83.1             75.5

------------------------------

(1) The address of the indicated holders is c/o CompuCredit Corporation, One Ravinia Drive, Suite 500, Atlanta, Georgia 30346.

(2) Frank J. Hanna, III serves as sole trustee of the trust, whose beneficiaries are members of Frank J. Hanna, III's immediate family.

(3) David G. Hanna serves as sole trustee of the trust, whose beneficiaries are members of David G. Hanna's immediate family.

(4) Includes 7,168,957 shares held by Bravo Trust One. Includes 323,285 shares held by CompuCredit Management Corp., of which Frank J. Hanna, III is a 50% owner. Includes 100,000 shares held by a charitable foundation of which the wife of Frank J. Hanna, III is the sole trustee.

(5) Includes 7,168,957 shares held by Bravo Trust Two. Includes 323,285 shares held by CompuCredit Management Corp., of which David G. Hanna is a 50% owner. Includes 100,000 shares held by a charitable foundation of which the wife of David G. Hanna is the sole trustee.

(6) If the underwriters exercise the over-allotment option in full, Mr. Gilbert will sell 135,000 shares and will beneficially own 2,836,600 shares, or 6.4% of our common stock after this offering.

(7) Includes 5,000 shares held by a charitable foundation of which the wife of Brett M. Samsky is the sole trustee. If the underwriters exercise the over-allotment option in full, Mr. Samsky will sell 135,000 shares and will beneficially own 1,353,666 shares, or 3.1% of our common stock after this offering.

(8) If the underwriters exercise the over-allotment option in full, Mr. House will sell 135,000 shares and will beneficially own 473,000 shares, or 1.1% of our common stock after this offering.

(9) If the underwriters exercise the over-allotment option in full, Ms. Johnson will sell 10,000 shares and will beneficially own 66,000 shares, or less than 1% of our common stock after this offering.

(10) Includes currently exercisable options to purchase 5,000 shares.

(11) Includes 1,044,665 shares held by Greystone Capital Partners I, L.P.
    Thomas G. Rosencrants is the chairman and chief executive officer of Greystone Capital Group, LLC, the general partner of Greystone Capital Partners I, L.P. Mr. Rosencrants has disclaimed beneficial ownership of such shares.

(12) If the underwriters exercise the over-allotment option in full, our directors and executive officers as a group will own 32,849,696 shares, or 74.3% of our common stock after the offering.

    Beneficial ownership is determined in accordance with the rules of the SEC. Shares of common stock subject to options, warrants or other rights to purchase which are currently exercisable or are exercisable within 60 days after the completion of the offering are deemed outstanding for purposes of computing the percentage ownership of the persons holding such options, warrants or other rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated, each person possesses sole voting and investment power with respect to the shares identified as beneficially owned. Percentage ownership information is based on 40,051,392 shares of common stock outstanding on December 31, 1999 and assuming no exercise of any outstanding stock options. An asterisk indicates beneficial ownership of less than 1% of the common stock outstanding.

                              CERTAIN TRANSACTIONS

    Under a stockholders agreement that we have entered into with David G. Hanna, a trust of which David G. Hanna is the sole trustee, Frank J. Hanna, III, a trust of which Frank J. Hanna, III is the sole trustee, Richard R. House, Jr. and Richard W. Gilbert, (1) if one or more of the shareholders accepts a BONA FIDE offer from a third party to purchase more than 50% of the outstanding common stock, each of the other shareholders that are a party to the agreement may elect to sell their shares to the purchaser on the same terms and conditions, and (2) if shareholders that are a party to the agreement owning more than 50% of the common stock propose to transfer all of their shares to a third party, then such transferring shareholders may require the other shareholders that are a party to the agreement to sell all of the shares owned by them to the proposed transferee on the same terms and conditions.

    Pursuant to a promissory note dated as of April 17, 1998, we borrowed
$13.0 million from a limited partnership of which (1) the sole limited partner is a trust of which the children of David G. Hanna and Frank J. Hanna, III are included among the beneficiaries and (2) the general partner is a corporation, all of the outstanding capital stock of which is owned by Frank J. Hanna, Jr., who is David G. Hanna's and Frank J. Hanna, III's father. In July 1998, the promissory note was paid in full. An aggregate of $536,200 of interest was paid on this promissory note.

    During 1997, we paid to HBR Capital an aggregate of $300,000 for management and accounting services provided to us by employees of HBR Capital. This arrangement was terminated on January 1, 1998. David G. Hanna and Frank J. Hanna, III each own 50% of the capital stock of HBR Capital, and Frank J. Hanna, III, David G. Hanna, Brett M. Samsky and Ashley L. Johnson are employees of HBR Capital.

    From time to time during 1997, a trust of which David G. Hanna is the sole trustee and whose beneficiaries are members of David G. Hanna's immediate family loaned to us an aggregate of $7,450,000 pursuant to a series of promissory notes, all of which notes were repaid, along with an aggregate of $180,476 of interest, during 1997. Also from time to time during 1997, a trust of which Frank J. Hanna, III is the sole trustee and whose beneficiaries are members of Frank J. Hanna, III's immediate family loaned to us an aggregate of $7,450,000 pursuant to a series of promissory notes, all of which notes were repaid, along with an aggregate of $180,476 of interest, during 1997.

    In 1996, Richard R. House, Jr. and Richard W. Gilbert loaned Visionary Systems, Inc., or VSI, the third party developer of our database management system, an aggregate of $25,000 each in connection with VSI's commencement of operations. This loan is convertible into shares of capital stock of VSI which would constitute two-thirds of the issued and outstanding capital stock of VSI. Each of Messrs. House and Gilbert has agreed that, as long as he continues to be employed by us and the current agreement between CompuCredit and VSI or any other agreement between CompuCredit and VSI or any of its affiliates remains in effect, this conversion right will not be exercisable. Each of Messrs. Gilbert and House has also agreed that, as long as he continues to be employed by us, he will not, as a result of his creditor relationship with VSI or the conversion right, derive any economic benefit from any business relationship or arrangement between CompuCredit and VSI or any of its affiliates. However, this provision will not prohibit Mr. Gilbert or Mr. House from receiving any benefit that may arise out of their stock ownership in CompuCredit and any other benefit that Mr. Gilbert or Mr. House may receive from us as our employees.

                          DESCRIPTION OF CAPITAL STOCK

    Our authorized capital stock consists of 60,000,000 shares of common stock, no par value per share and 10,000,000 shares of preferred stock, no par value per share. As of December 31, 1999 there were 40,051,392 shares of common stock outstanding, 364,790 outstanding options to purchase shares of common stock and no shares of preferred stock outstanding.

    The following summary of certain provisions of our capital stock describes all material provisions of our articles of incorporation and bylaws relating to the common stock and certain provisions of the Georgia Business Corporation Code. However, there may be other provisions of the articles of incorporation and bylaws or of the Georgia Business Corporation Code relating to the rights of shareholders that potential investors may consider important. This summary is not intended to be complete and is qualified in its entirety by reference to the provisions of the Georgia Business Corporation Code and judicial decisions interpreting and applying those statutes and to our articles of incorporation and bylaws filed as exhibits to the Registration Statement of which this prospectus is a part.

COMMON STOCK

    Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders, including the election of directors. Shares of common stock do not have cumulative voting rights. This means that the holders of a majority of the shares can elect all of the directors then standing for election. Holders of common stock are entitled to receive ratably any dividends declared by the board of directors out of funds legally available therefor, subject to preferential dividend rights of any outstanding preferred stock. Upon the liquidation, dissolution or winding up of CompuCredit, the holders of common stock are entitled to receive ratably the net assets of CompuCredit available after the payment of all its debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of the common stock have no preemptive, subscription, redemption or conversion rights and are not entitled to the benefit of any sinking fund. The outstanding shares of common stock are, and the shares of common stock offered by this prospectus will be validly issued, fully paid and nonassessable upon payment for the shares.

PREFERRED STOCK

    Our Board of Directors can, subject to any limitations prescribed by law and without further shareholder approval, issue from time to time up to an aggregate of 10,000,000 shares of preferred stock, in one or more series. Each series of preferred stock will have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as may be determined by the Board of Directors, such as dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights. The Board can also increase or decrease the number of shares of any series, but not below the number of shares of a given series then outstanding, without any further vote or action by the stockholders. This type of preferred stock is commonly referred to as "blank check" preferred stock.

    The rights of the holders of common stock will be subject to the rights of the holders of any preferred stock issued in the future. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control and may adversely affect the market price of our common stock and the voting and other rights of the holders of the common stock. We have no present plans to issue any shares of preferred stock.

GEORGIA ANTI-TAKEOVER STATUTES

    The Georgia Business Corporation Code restricts certain business combinations with "interested shareholders" and contains fair price requirements applicable to certain mergers with "interested shareholders" that are summarized below. The restrictions imposed by these statutes will not apply to a corporation unless it elects to be governed by these statutes. We have not elected to be covered by such restrictions but may do so in the future.

    The Georgia Business Combination Statute regulates business combinations such as mergers, consolidations, share exchanges and asset purchases where the acquired business has at least 100 shareholders residing in Georgia and has its principal office in Georgia. For purposes of the Business Combination Statute, an "interested shareholder" generally is any person who directly or indirectly, alone or in concert with others, beneficially owns or controls 10% or more of the voting power of the outstanding voting shares of the corporation. The Business Combination Statute prohibits business combinations with an unapproved "interested shareholder" for a period of five years after the date on which that person became an "interested shareholder." The Business Combination Statues applies unless either (1) the corporation's board of directors approved the transaction resulting in such acquiror becoming an "interested shareholder" or the business combination prior to the date on which the acquiror became an "interested shareholder," or (2) the acquiror became the owner of at least 90% of the outstanding voting stock of the corporation, excluding shares held by directors, officers and affiliates of the corporation and shares held by certain other persons, in the same transaction in which the acquiror became an "interested shareholder." The Business Combination Statute is broad in its scope and is designed to inhibit unfriendly acquisitions.

    Also, the Georgia Fair Price Statute prohibits certain business combinations between a Georgia business corporation and an "interested shareholder." The Fair Price Statute prohibits certain business combinations unless (1) certain "fair price" criteria are satisfied, (2) the business combination is unanimously approved by certain directors of the Georgia corporation, (3) the business combination is recommended by at least two-thirds of these directors of the Georgia corporation and approved by a majority of the votes entitled to be cast by voting shares, other than those shares beneficially owned by the "interested shareholder," or (4) the "interested shareholder" has been an "interested shareholder" for at least three years and has not increased this ownership position in such three-year period by more than 1% in any twelve-month period. The Fair Price Statute is designed to inhibit unfriendly acquisitions that do not satisfy the specified "fair price" requirements.

TRANSFER AGENT AND REGISTRAR

    The Transfer Agent and Registrar for the common stock is First Union National Bank.

                        SHARES ELIGIBLE FOR FUTURE SALE

    The market price of our common stock could fall dramatically if our shareholders sell large amounts of common stock in the public market following this offering. These sales, or the possibility that these sales may occur, could make it more difficult for us to sell equity or equity-related securities in the future.

    Upon completion of this offering, we will have outstanding 44,051,392 shares of common stock, based on shares outstanding at December 31, 1999 and assuming no exercise of outstanding stock options. Of these shares, 5,744,000 shares sold in our initial public offering and the 4,000,000 shares sold in this offering, or 4,600,000 shares if the underwriters exercise their over-allotment option in full, will be available for sale immediately in the public market. Because they were not issued in a public offering, all of our remaining outstanding shares are "restricted securities" within the meaning of Rule 144 under the Securities Act, but these shares also are eligible for immediate public sale under Rule 144 except to the extent limited by the terms of lock-up agreements entered into in connection with our initial public offering and this offering. Of these remaining shares, 307,500 shares are not subject to lock-up agreements and are available for sale immediately in the public market pursuant to Rule 144. The remaining shares are subject to the lock-up agreements described below.

SHARES SUBJECT TO LOCK-UP AGREEMENTS

    All of our shareholders at the time of our initial public offering signed lock-up agreements at that time under which they agreed not to sell any shares of our common stock without the prior written consent of PaineWebber Incorporated until April 23, 2000. In addition, in connection with this offering, each executive officer and director has signed a similar lock-up agreement with Donaldson, Lufkin & Jenrette Securities Corporation that extends for a period of 90 days after the date of this prospectus. PaineWebber Incorporated or Donaldson, Lufkin & Jenrette Securities Corporation may choose to release these shares from these restrictions prior to the expiration of either lock-up period. If none of these shares are released from the applicable lock-up agreements earlier, an aggregate of 1,984,861 shares will become available for public sale on April 23, 2000, when the lock-up agreements signed in connection with our initial public offering expire, and an aggregate of 32,015,031 shares will become available for public sale on the date that is 90 days after the date of this prospectus, when the lock-up agreements signed in connection with this offering expire.

RULE 144

    Rule 144, as currently in effect, permits any person holding shares of our common stock which constitute "restricted securities" who has beneficially owned those shares for at least one year to sell within any three-month period a number of shares that does not exceed the greater of:

    - 1% of the number of shares of common stock then outstanding, which will equal approximately 440,514 shares immediately after this offering; or

    - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the requirement that there be adequate current public information about us then available. These requirements also apply to any sales of our common stock by "affiliates" of CompuCredit, within the meaning of Rule 144, regardless of whether the shares of common stock are restricted securities. An affiliate of CompuCredit is anyone who directly or indirectly controls, is controlled by or is under common control with CompuCredit. Each of our executive officers and directors may be considered to be affiliates of CompuCredit.

RULE 144(K)

    Under Rule 144(k), a person holding restricted securities who has not been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, shares of our common stock held by these persons may be sold in unlimited amounts immediately upon the completion of this offering, even if the shares constitute restricted securities within the meaning of Rule 144. We believe that of the 34,301,392 outstanding shares of our common stock which constitute restricted securities under Rule 144, a total of 33,256,727 shares have been held for long enough to be eligible for sale under Rule 144(k). A total of 33,264,696 of these shares are beneficially owned by persons who currently may be considered to be affiliates of CompuCredit.

REGISTRATION RIGHTS

    The holders of a total of 1,984,861 shares of common stock are entitled to registration rights with respect to those shares. Atlantic Equity Corporation has piggyback registration rights with respect to the 940,196 shares of common stock it holds and any additional shares of common stock that it may acquire. If we propose to register any of our securities under the Securities Act, other than any registration on Form S-8 or another form not available for registering the common stock for sale to the public, Atlantic Equity Corporation will have the right to require that any shares of common stock held by it be included in that registration. Under our agreement with Atlantic Equity Corporation, we must pay the fees, costs and expenses of each registration of shares held by Atlantic Equity Corporation. Atlantic Equity Corporation must pay all underwriting discounts and selling commissions applicable to the sale of its common stock.

    Under a stock purchase agreement between Greystone Capital Partners I, L.P. and CompuCredit, the investor has demand and piggyback registration rights with respect to the 1,044,665 shares of common stock it holds. At any time after April 28, 2000, if we propose to register any of our securities under the Securities Act, other than any registration on Form S-8 or another form not available for registering the common stock for sale to the public, the investor will have the right to require that any shares of common stock held by it be included in that registration, subject to limitations set forth in the stock purchase agreement. In addition, at any time after April 28, 2000, and ending on August 21, 2000, if we are qualified to use Form S-3, the investor will have the right to request one registration on Form S-3 of all or a part of its shares. We must pay the fees, costs and expenses of each registration of the investor's shares. The investor must pay all underwriting discounts and selling commissions applicable to the sale of its common stock.

                                  UNDERWRITING

    Subject to the terms and conditions contained in an underwriting agreement,
dated               , 2000, the underwriters named below, who are represented by
Donaldson, Lufkin & Jenrette Securities Corporation, J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc., First Union Securities, Inc., PaineWebber Incorporated and DLJDIRECT Inc. have severally agreed to purchase from us the number of shares set forth opposite their names below:

                                                                NUMBER OF
UNDERWRITERS:                                                    SHARES
Donaldson, Lufkin & Jenrette Securities Corporation.........
J.P. Morgan Securities Inc..................................
Bear, Stearns & Co. Inc.....................................
First Union Securities, Inc.................................
PaineWebber Incorporated....................................
DLJDIRECT Inc...............................................

  Total.....................................................

    The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares included in this offering are subject to approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to purchase and accept delivery of all the shares, other than those covered by the over-allotment option described below, if they purchase any of the shares.

    The underwriters propose to initially offer some of the shares directly to the public at the public offering price on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a
concession not in excess of $   per share. The underwriters may allow, and these
dealers may re-allow, a concession not in excess of $   per share on sales to
other dealers. After the initial offering of the shares to the public, the representatives of the underwriters may change the public offering price and these concessions.

    The following table shows the underwriting fees that we and the selling shareholders will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase additional shares of our common stock.

                                                                  PAID BY SELLING
                                             PAID BY US             SHAREHOLDERS
                                         -------------------   ----------------------
                                            NO        FULL         NO          FULL
                                         EXERCISE   EXERCISE    EXERCISE     EXERCISE
                                         --------   --------   -----------   --------
Per share..............................    $          $           $            $
Total..................................    $          $           $            $

    We will pay the offering expenses, estimated to be $    .

    An electronic prospectus is available on the web site maintained by DLJDIRECT Inc., a selected dealer and an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation. Other than the prospectus in electronic format, the information on this website relating to this offering is not a part of this prospectus and has not been approved and/or endorsed by us or any underwriter, and should not be relied on by prospective investors.

    CompuCredit and four selling shareholders have granted to the underwriters an option, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 600,000 additional shares at the public offering price on the cover page of this prospectus less underwriting discounts and commissions. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, subject to certain conditions specified in the underwriting agreement, to purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment.

    We and the selling shareholders have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make because of these liabilities.

    Each of CompuCredit and its executive officers and directors has agreed, for a period of 90 days from the date of this prospectus without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, not to:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

    - enter into any swap or other arrangements that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

    The underwriting agreement contains limited exceptions to these lock-up agreements.

    Each of the above transfer restrictions will apply regardless of whether a covered transaction is to be settled by the delivery of common stock or other securities, in cash or otherwise. During the 90-day period, we may grant stock options pursuant to existing stock option plans, issue shares upon the exercise of an option or warrant or the conversion of some securities and issue shares as consideration for some acquisitions we or our subsidiaries make. In addition, during the 90-day period, we have agreed not to file any registration statement with respect to, and each of our executive officers and directors has agreed not to make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any securities convertible into or exercisable for common stock without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

    Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock included in this offering in any jurisdiction where action for that purpose is required. The shares included in this offering may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisement in connection with the offer and sale of any of these shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons who receive this prospectus are advised to inform themselves about and to observe any restrictions relating to the offering of our common stock and the distribution of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock included in this offering in any jurisdiction where that would not be permitted or legal.

    In the event our common stock does not constitute an excepted security under the provisions of Regulation M, promulgated by the SEC, the underwriters and dealers may engage in passive market making transactions in accordance with Rule
103. In general, a passive market maker may not bid for or purchase shares of common stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the common stock during a specified two-month prior period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the common stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

    In connection with this offering, some underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of common stock in the open market to cover syndicate short positions or to stabilize the price of our common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

                                 LEGAL MATTERS

    Troutman Sanders LLP, Atlanta, Georgia, will pass upon the validity of the issuance of the shares of common stock offered by this prospectus. Partners and associates of Troutman Sanders LLP own a total of 3,864 shares of CompuCredit's common stock. Certain legal matters will be passed upon for the underwriters by Orrick, Herrington & Sutcliffe LLP, Washington, D.C.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 1998 and 1997, and for each of the two years in the period ended December 31, 1998 and the period from August 14, 1996 (inception) to December 31, 1996, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We are required to file annual, quarterly and special reports, proxy statements and other information with the SEC. We also have filed a registration statement on Form S-1 under the Securities Act with the SEC with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in that registration statement and the exhibits and schedules thereto. For further information with respect to CompuCredit, you should refer to that registration statement and the exhibits and schedules thereto. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified by the filed exhibit. You may inspect a copy of the registration statement and other filings we have made with the SEC without charge at the SEC's principal office in Washington, D.C., at the regional offices of the SEC located at 7 World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and through the SEC's web site at http://www.sec.gov. You can obtain copies of all or any part of the registration statement, or any materials CompuCredit has filed with the SEC, from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of certain fees prescribed by the SEC. You can obtain further information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

    We will furnish our shareholders with annual reports containing financial statements audited by an independent accounting firm.

                            COMPUCREDIT CORPORATION
                         INDEX TO FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Auditors..............................     F-2
Consolidated Balance Sheets as of December 31, 1997 and
  1998......................................................     F-3
Consolidated Statements of Operations for the Period from
  August 14, 1996 (inception) to December 31, 1996 and for
  the Years ended December 31, 1997 and 1998................     F-4
Consolidated Statements of Shareholders' Equity for the
  Period from August 14, 1996 (inception) to December 31,
  1996 and for the Years ended December 31, 1997 and 1998...     F-5
Consolidated Statements of Cash Flows for the Period from
  August 14, 1996 (inception) to December 31, 1996 and for
  the Years ended December 31, 1997 and 1998................     F-6
Notes to Consolidated Financial Statements for the Period
  from August 14, 1996 (inception) to December 31, 1996 and
  for the Years ended December 31, 1997 and 1998............     F-7
Condensed Consolidated Balance Sheets as of September 30,
  1999 (unaudited) and December 31, 1998....................    F-18
Condensed Consolidated Statements of Income for the Nine
  Months ended September 30, 1999 and 1998 (unaudited)......    F-19
Condensed Consolidated Statements of Shareholders' Equity
  for the Nine Months ended September 30, 1999 and 1998
  (unaudited)...............................................    F-20
Condensed Consolidated Statements of Cash Flows for the Nine
  Months ended September 30, 1999 and 1998 (unaudited)......    F-21
Notes to Condensed Consolidated Financial Statements for the
  Nine Months Ended September 30, 1999 and 1998
  (unaudited)...............................................    F-22

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
CompuCredit Corporation

    We have audited the accompanying consolidated balance sheets of CompuCredit Corporation and Subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the two years in the period ended December 31, 1998 and for the period from August 14, 1996 (inception) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CompuCredit Corporation and Subsidiaries at December 31, 1998 and 1997 and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1998 and for the period from August 14, 1996 (inception) to December 31, 1996 in conformity with generally accepted accounting principles.

                                          /s/ Ernst & Young LLP

Atlanta, Georgia
February 19, 1999

                    COMPUCREDIT CORPORATION AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              -----------------------
                                                               1997           1998
                                                              -------        -------
                                                              (DOLLARS IN THOUSANDS)
ASSETS
Cash and cash equivalents...................................  $ 1,678        $12,256
Retained interests in credit card receivables securitized...   15,037         65,184
Accrued interest and fees...................................      461          1,979
                                                              -------        -------
Net credit card receivables.................................   15,498         67,163
Amounts due from securitization.............................      517          3,243
Deferred costs, net.........................................    1,276          1,375
Software, furniture, fixtures and equipment, net............      677          1,736
Prepaid expenses............................................      423            195
Other assets................................................      146          1,615
                                                              -------        -------
      Total assets..........................................  $20,215        $87,583
                                                              =======        =======

LIABILITIES
Amounts due to securitization...............................  $   124        $10,774
Accrued expenses............................................      841          4,745
Deferred revenue............................................      123          2,075
Income taxes payable........................................       --          9,401
Deferred tax liability......................................       --          6,078
                                                              -------        -------
      Total liabilities.....................................    1,088         33,073

SHAREHOLDERS' EQUITY
  Preferred stock, $100 par value:
    Cumulative and nonparticipating; 500,000 shares
      authorized, 200,000 shares issued and outstanding at
      December 31, 1997 and 1998............................   20,000         20,000
  Common stock, no par value:
    3,000,000 shares authorized; 2,061,855 and 2,130,583
      shares issued and outstanding at December 31, 1997 and
      1998, respectively....................................       --             --
  Additional paid-in capital................................       --          9,953
  Retained earnings (deficit)...............................     (873)        24,557
                                                              -------        -------
      Total shareholders' equity............................   19,127         54,510
                                                              -------        -------
      Total liabilities and shareholders' equity............  $20,215        $87,583
                                                              =======        =======

                            See accompanying notes.

                    COMPUCREDIT CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           FOR THE PERIOD
                                                           AUGUST 14, 1996    FOR THE YEAR ENDED
                                                           (INCEPTION) TO        DECEMBER 31,
                                                            DECEMBER 31,     ---------------------
                                                                1996           1997        1998
                                                           ---------------   ---------   ---------
                                                           (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                            DATA)
INTEREST INCOME:
  Interest...............................................        $  --       $      33   $     256
  Finance charges, including fees........................           --           2,625          --
                                                                 -----       ---------   ---------
Total interest income....................................           --           2,658         256
Interest expense:
  Short-term borrowings..................................           --             361         536
                                                                 -----       ---------   ---------
      Total interest expense.............................           --             361         536
Net interest income (expense)............................           --           2,297        (280)
Provision for loan losses................................           --           1,422          --
                                                                 -----       ---------   ---------
Net interest income (expense) after provision for loan
  losses.................................................           --             875        (280)
Other operating income:
  Securitization income, net.............................           --             628      16,389
  Income from retained interests in credit card
    receivables securitized..............................           --              --      22,690
  Servicing income.......................................           --              --      12,541
  Other credit card fees.................................           --             911       4,193
  Interchange fees.......................................           --             279       1,865
  Ancillary products.....................................           --              37         638
  Other..................................................           --             156          --
                                                                 -----       ---------   ---------
      Total other operating income.......................           --           2,011      58,316
Other operating expense:
  Salaries and benefits..................................           --             429       1,172
  Credit card servicing..................................           --           1,008       4,948
  Marketing and solicitation.............................           27           1,081       6,865
  Professional fees......................................           20             252         713
  Data processing........................................           --             156       1,437
  Net occupancy..........................................           --              35         195
  Ancillary product expense..............................           --              --         443
  Other..................................................          101             650       1,354
                                                                 -----       ---------   ---------
      Total other operating expense......................          148           3,611      17,127
Income (loss) before income taxes........................         (148)           (725)     40,909
Income tax expense.......................................           --              --      15,479
                                                                 -----       ---------   ---------
Net income (loss)........................................        $(148)      $    (725)  $  25,430
                                                                 =====       =========   =========
Net income (loss) attributable to common shareholders....        $  --       $  (1,341)  $  23,630
Average number of shares outstanding.....................           --       2,061,855   2,086,898
Net income (loss) per common share.......................        $  --       $   (0.65)  $   11.32

                            See accompanying notes.

                    COMPUCREDIT CORPORATION AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

        FOR THE PERIOD AUGUST 14, 1996 (INCEPTION) TO DECEMBER 31, 1996,
                 AND THE YEARS ENDED DECEMBER 31, 1997 AND 1998

                                               COMMON STOCK        ADDITIONAL               RETAINED        TOTAL
                                           ---------------------    PAID-IN     PREFERRED   EARNINGS    SHAREHOLDERS'
                                            SHARES      AMOUNT      CAPITAL       STOCK     (DEFICIT)      EQUITY
                                           ---------   ---------   ----------   ---------   ---------   -------------
                                                                     (DOLLARS IN THOUSANDS)
Balance at August 14, 1996 (inception)...         --   $     --      $    --     $    --     $    --       $    --
Contributed capital, units A and C
  holders................................         --         --          300          --          --           300
Net loss.................................         --         --           --          --        (148)         (148)
                                           ---------   ---------     -------     -------     -------       -------
Balance at December 31, 1996.............         --         --          300          --        (148)          152
Contributed capital......................         --         --       19,700          --          --        19,700
Issuance of preferred stock..............         --         --      (20,000)     20,000          --            --
Issuance of common stock.................  2,061,855         --           --          --          --            --
Net loss.................................         --         --           --          --        (725)         (725)
                                           ---------   ---------     -------     -------     -------       -------
Balance at December 31, 1997.............  2,061,855         --           --      20,000        (873)       19,127
Issuance of common stock.................     68,728         --        9,953          --          --         9,953
Net income...............................         --         --           --          --      25,430        25,430
                                           ---------   ---------     -------     -------     -------       -------
Balance at December 31, 1998.............  2,130,583   $     --      $ 9,953     $20,000     $24,557       $54,510
                                           =========   =========     =======     =======     =======       =======

                            See accompanying notes.

                    COMPUCREDIT CORPORATION AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 FOR THE
                                                                  PERIOD
                                                                AUGUST 14,
                                                                   1996        FOR THE YEAR ENDED
                                                              (INCEPTION) TO      DECEMBER 31,
                                                               DECEMBER 31,    -------------------
                                                                   1996          1997       1998
                                                              --------------   --------   --------
                                                                     (DOLLARS IN THOUSANDS)

OPERATING ACTIVITIES
Net income (loss)...........................................       $(148)      $  (725)   $ 25,430
  Adjustments to reconcile net income (loss) to net cash
    (used in) provided by operating activities:
  Depreciation expense......................................          --            79         444
  Amortization expense......................................          --           215         828
  Loan loss provision.......................................          --         1,422          --
  Securitization income.....................................          --          (628)    (16,389)
  Income from retained interests in credit card receivables
    securitized.............................................          --          (212)    (14,301)
  Deferred tax expense......................................          --            --       6,078
  Changes in assets and liabilities:
    Increase in accrued interest and fees...................          --          (461)     (1,518)
    Increase in deferred costs..............................          --        (1,475)       (869)
    (Increase) decrease in prepaid expenses.................        (127)         (443)        228
    Increase in amounts due from securitization.............          --          (517)     (2,726)
    Increase in accrued expenses............................         101           740       3,904
    Increase in income taxes payable........................          --            --       9,401
    Increase in deferred revenue............................          --           123       1,952
    Other...................................................         (73)           58      (1,528)
                                                                   -----       -------    --------
  Net cash (used in) provided by operating activities.......        (247)       (1,824)     10,934

INVESTING ACTIVITIES
Net loans originated or purchased...........................          --       (28,269)   (421,813)
Recoveries of loans previously charged off..................          --            --          85
Net proceeds from securitization of loans...................          --        12,650     372,797
Proceeds from retained interests in credit card receivables
  securitized...............................................          --            --      29,475
Purchases of property and equipment.........................          --          (186)       (487)
Software development costs..................................          --          (570)     (1,016)
                                                                   -----       -------    --------
Net cash used in investing activities.......................          --       (16,375)    (20,959)

FINANCING ACTIVITIES
Increase in amounts due to securitization...................          --           124      10,650
Proceeds from capital contributions.........................         300        19,700       9,953
Proceeds from short-term borrowings.........................          --        19,700      13,000
Payment of short-term borrowings............................          --       (19,700)    (13,000)
                                                                   -----       -------    --------
Net cash provided by financing activities...................         300        19,824      20,603

NET INCREASE IN CASH........................................          53         1,625      10,578
Cash and equivalents at beginning of period.................          --            53       1,678
                                                                   -----       -------    --------
Cash and equivalents at end of period.......................       $  53       $ 1,678    $ 12,256
                                                                   =====       =======    ========

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest......................................       $  --       $   361    $    536
Cash paid for income taxes..................................          --            --          --

                            See accompanying notes.

                    COMPUCREDIT CORPORATION AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

    The consolidated financial statements include the accounts of CompuCredit Corporation and its subsidiaries (collectively, "the Company"). The principal subsidiaries are CompuCredit Funding Corp. and CompuCredit Acquisition Corporation which were formed for the purpose of effecting the securitization of credit card receivables. All significant intercompany balances and transactions have been eliminated for financial reporting purposes. The Company was formed for the purpose of offering unsecured credit and fee based products and services to a specialized segment of the consumer credit market. The Company has a contractual arrangement with a third party financial institution pursuant to which the financial institution issues general purpose Visa credit cards under the Company's "Aspire" trademark, and the Company purchases the receivables relating to such accounts. The Company also purchased two portfolios of credit cards from third parties in 1998. The Company has contracted with third party financial institutions to issue credit cards and to perform certain services for the securitized receivables.

    The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles that require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. Certain estimates such as credit losses, payment and discount rates have a significant impact on the gains recorded on securitizations.

    Certain amounts in prior period financial statements have been reclassified to conform to the current period presentation.

2. SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies followed in the preparation of the consolidated financial statements.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of cash, money market investments, and overnight deposits. The Company considers all other highly liquid cash investments with low interest rate risk to be cash equivalents. Cash equivalents are valued at cost, which approximates market.

ASSET SECURITIZATION

    The Company has securitized a substantial portion of its credit card receivables. When the Company sells receivables in securitizations, it retains certain undivided ownership interests, interest-only strips and servicing rights. Although the Company continues to service the underlying credit card accounts and maintains the client relationships, these transactions are treated as sales and the securitized receivables are not reflected on the consolidated balance sheet. The retained ownership interests are included in Retained Interests in Credit Card Receivables Securitized. Amounts Due from Securitization include payments recently received on the securitized receivables that are still held by the securitization structure but are payable to the Company in the next 30 days.

                    COMPUCREDIT CORPORATION AND SUBSIDIARIES

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    Under Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("Statement No. 125"), gains are recognized at the time of each sale. These gains are based on the estimated fair value of the retained interests which are based on the estimated present value of the cash flows the Company expects to receive over the estimated outstanding life of the receivables. These cash flows represent estimates of finance charges and late fees, servicing fees, costs of funds paid to investors, payment rates, credit losses, and required amortization payments to investors.

    The retained interests are subsequently accounted for as trading securities and reported at estimated fair market value with changes in fair value included in income in accordance with Statement of Financial Accounting Standards
No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("Statement No. 115"). Certain estimates used in the determination of the gains and the related fair values of interest-only strips and retained ownership interests are influenced by factors outside the Company's control, and, as a result, such estimates could materially change in the near term.

DEFERRED COSTS

    The Company capitalizes certain costs paid to third parties related to its credit card receivables securitizations. Such costs include legal fees and fees incurred for services provided for establishing securitization facilities that have ongoing benefit to the Company, such as the master trust used for future securitizations, which result in ongoing securitization income to the Company. These capitalized securitization costs are amortized over periods of two to three years. The accumulated amortization of these costs was $199,000 and $615,000 at December 31, 1997 and 1998, respectively.

FURNITURE, FIXTURES, AND EQUIPMENT

    Furniture, fixtures and equipment are stated at cost less accumulated depreciation. Depreciation and amortization expenses are computed using the straight-line method over the estimated useful lives of the assets.

SOFTWARE DEVELOPMENT COSTS

    The Company capitalizes certain costs related to internal development and implementation of software used in operating activities of the Company. Software development costs are stated at capitalized cost less accumulated amortization. Depreciation and amortization expenses are computed using the straight-line method over the estimated useful lives of the assets.

AMOUNTS DUE TO SECURITIZATION

    Amounts collected by the Company in payment of principal, interest, and fees on receivables securitized are remitted to the special purpose entities on a monthly basis. Amounts collected for a month are not remitted until the following month, resulting in a payable from the Company to the special purpose entities.

                    COMPUCREDIT CORPORATION AND SUBSIDIARIES

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CREDIT CARD FEES

    Credit card fees include annual, overlimit, returned check, and cash advance transaction fees. These fees are assessed according to agreements with clients. Annual fees and direct loan origination costs are deferred and amortized on a straight-line basis over the one-year period to which the fees or costs pertain. The Company, under its securitization agreements, continues to earn servicing income, interchange fees, ancillary products income, and other credit card fees.

SOLICITATION EXPENSES

    Credit card account and other product solicitation costs, including printing, credit bureaus, list processing costs, telemarketing and postage, are generally expensed as the solicitation occurs.

INCOME TAXES

    The Company accounts for income taxes based on the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("Statement No. 109").

    Under the liability method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("Statement No. 131"). Statement No. 131 superseded FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise." Statement No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports. Statement No. 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company adopted the new standard for the year ended December 31, 1998. Based on the criteria under Statement No. 131, the Company operates in a single business segment.

    In March 1998, the AICPA issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed For or Obtained For Internal Use" ("SOP 98-1"). SOP 98-1 is effective for CompuCredit beginning on January 1, 1999. SOP 98-1 will require the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. Adoption of SOP 98-1 is not expected to have a material impact on the results of operations or financial position of the Company.

    In April 1998, the AICPA issued Statement of Position 98-5 "Reporting the Costs of Start Up Activities" ("SOP 98-5"). SOP 98-5 provides guidance on the financial reporting of start up costs and organization costs and is effective for fiscal years beginning after December 15, 1998. Adoption of SOP 98-5 is not expected to have a material impact on the results of operations or financial position of the Company.

    In June 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("Statement No. 133"), which is required to be adopted in years beginning after

                    COMPUCREDIT CORPORATION AND SUBSIDIARIES

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

June 15, 1999. Adoption of Statement No. 133 is not expected to have a material impact on the results of operations or financial position of the Company.

3. CORPORATE REORGANIZATION AND SHAREHOLDERS' EQUITY

    CompuCredit, L.P. (the "Partnership") was formed on August 14, 1996 as a limited partnership under the Georgia Revised Uniform Limited Partnership Act of the laws of the State of Georgia. The partners were classified as Series A holders, Series B holders, and the Series C holder. Series A holders were limited partners, holding 87% of the Partnership units, and contributing 99% of the contributed capital. Series B holders were limited partners, holding 12% of the Partnership units, making no capital contributions, and having interest solely in the net profits of the Partnership. The Series C holder was the General Partner, holding 1% of the Partnership units, and contributing 1% of the contributed capital.

    On August 29, 1997, the Partnership was merged into CompuCredit Corporation under the laws of the State of Georgia. The $20,000,000 of contributed capital of the Partnership was converted into 200,000 shares of $100 par value nonvoting nonparticipating preferred stock of the Corporation. Cumulative dividends accumulate on the outstanding preferred stock at an annual rate of 9%. There were $616,000 and $2,416,000 of unpaid dividends in arrears related to the preferred stock at December 31, 1997 and 1998, respectively. The Corporation also issued 2,061,855 shares of common stock, no par value (3,000,000 shares authorized), of which 936,568 are currently issued to the holders of the nonvoting preferred stock of the Corporation. CompuCredit Corporation continued the operations of CompuCredit, L.P.

    On August 21, 1998, the Company issued 68,728 shares of common stock to an unrelated investor for net cash proceeds of $9,953,000.

4. SECURITIZATIONS

    The Company securitizes a substantial portion of its company issued credit card receivables through the CompuCredit Credit Card Master Trust (the "Master Trust"). Credit card receivables are transferred to the Master Trust, which issues certificates representing undivided ownership interests in the assets of the Master Trust. The Company also securitized two purchased portfolios of credit card receivables through securitization structures with third party commercial paper conduits. The Company's transfers are treated as sales as they satisfy the requirements of Statement No. 125 and the receivables are removed from the consolidated balance sheet. The securitization transactions do not affect the relationship the Company has with its clients and the Company continues to service the credit card receivables. The Company receives servicing fees ranging up to 6% per year of the securitized principal receivables and the Company either provides the servicing or contracts with third party service providers.

                    COMPUCREDIT CORPORATION AND SUBSIDIARIES

4. SECURITIZATIONS (CONTINUED)

    During 1997, the Company began securitizing credit card receivables through the Master Trust. During 1998, the Company continued to securitize receivables through its Master Trust and also securitized its two purchased portfolios. The table below summarizes all of the Company's securitization activity:

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                               1997        1998
                                                              -------    --------
                                                                (IN THOUSANDS)
Proceeds from securitizations...............................  $12,650    $402,272
Excess cash flows received on retained interests............      995      36,667
Pretax securitization income................................      628      16,389

    The investors in the Company's securitization transactions have no recourse against the Company for its clients' failure to pay their credit card loans. However, most of the Company's retained interests are subordinated to the investors' interests until the investors have been fully paid.

    As an additional credit enhancement on CompuCredit's securitization structures associated with its purchased receivables, CompuCredit pays the excess cash collected on the receivables to the investors as an accelerated amortization payment. This excess cash that the Company paid to the investors totaled $29.5 million for the year ended December 31, 1998. The Company's valuation of its retained interests incorporates this credit enhancement, and the Company estimates that it takes approximately three to five years from the inception of each securitization structure to completely repay the investors using excess cash collected on the receivables. Once the investors are repaid, any remaining receivables and funds held in the securitization structure will be payable to the Company.

    The pretax securitization income recorded by the Company and the measurement of the Company's retained interests are dependent upon management's estimates of future cash flows using the cash-out method. Under the cash-out method, the future cash flows (including the release of any cash related to credit enhancements) are recorded at a discounted value. The cash flows are discounted based on the timing of when the Company expects to receive the cash flows. The discount rates are based on management's estimates of returns that would be required by investors in an investment with similar terms and credit quality. Interests rates received on the credit card receivables are estimated based on the stated annual percentage rates in the credit card agreements. Estimated default and payment rates are based on historical results, adjusted for expected changes based on the Company's credit risk models. Credit card receivables are typically charged off in the next billing cycle after becoming 180 days past due, although earlier charge-offs may occur specifically related to accounts of bankrupt or deceased clients. Bankrupt and deceased clients' accounts are typically charged off within 30 days of verification.

    Subsequent to each sale, the Company's retained interests are carried at estimated fair market value with changes in fair value included in income as they are classified as trading securities. Since quoted market prices are generally not available, the Company estimates fair value based on the estimated present value of future cash flows using management's best estimates of key assumptions. Changes in any of these assumptions could impact the fair value estimates and the realization of future

                    COMPUCREDIT CORPORATION AND SUBSIDIARIES

4. SECURITIZATIONS (CONTINUED)

cash flows. The weighted average key assumptions used to estimate the fair value of the Company's retained interests as of the end of each year are presented below:

                                                                    DECEMBER 31,
                                                              -------------------------
                                                               1997             1998
                                                                ----             ----
Payment rate (monthly)......................................     8.1%             5.5%
Expected credit loss rate (annualized)......................     5.8             15.1
Residual cashflows discount rate............................    12.0             25.3

    The return to the investors in the securitization is based on management's estimates of forward yield curves. The changes in the weighted average assumptions from December 31, 1997 to December 31, 1998 are primarily due to the two portfolio purchases that occurred during 1998. Management believes these two portfolios will have lower payment rates and higher credit losses as compared to the receivables that were securitized as of December 31, 1997.

5. SOFTWARE, FURNITURE, FIXTURES, AND EQUIPMENT

    Software, Furniture, Fixtures and Equipment consist of the following:

                                                                AT DECEMBER 31,
                                                              -------------------
                                                               1997       1998
                                                                ----      ------
                                                                (IN THOUSANDS)
Software....................................................    $570      $1,586
Furniture and fixtures......................................      32          90
Data processing and telephone equipment.....................     154         583
                                                                ----      ------
Total cost..................................................     756       2,259
Less accumulated depreciation...............................     (79)       (523)
                                                                ----      ------
Software, furniture, fixtures, and equipment, net...........    $677      $1,736
                                                                ====      ======

6. LEASES

    The Company leases premises and equipment under cancelable and noncancelable leases, some of which contain renewal options under various terms. Total rental expense was $35,000 and $186,000 for the years ended December 31, 1997 and 1998, respectively. As of December 31, 1998, the future

                    COMPUCREDIT CORPORATION AND SUBSIDIARIES

6. LEASES (CONTINUED)

minimum rental commitments for all noncancelable leases with initial or remaining terms of more than one year are as follows:

                                                              (IN THOUSANDS)
                                                              --------------
1999........................................................      $  200
2000........................................................         209
2001........................................................         217
2002........................................................         225
2003........................................................         234
Thereafter..................................................         109
                                                                  ------
                                                                  $1,194
                                                                  ======

7. BORROWINGS

    On January 8, 1997, the Company entered into an irrevocable standby letter of credit agreement for $10,000,000 with a bank. The letter of credit agreement expires on January 8, 2000 and contains an option to renew each year. The agreement contains provisions allowing the subservicer of the receivables to draw under the letter of credit as needed. As of December 31, 1997 and 1998, the letter of credit agreement was unused.

8. COMMITMENTS AND CONTINGENCIES

    The Company enters into financial instruments with off balance sheet risk in the normal course of business through the origination of unsecured credit card receivables. These financial instruments consist of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The principal amount of these instruments reflects the maximum exposure the Company has in the instruments. The Company has not experienced and does not anticipate that all of its clients will exercise their entire available line of credit at any given point in time. The Company has the right to reduce or cancel these available lines of credit at any time.

9. INCOME TAXES

    As described in Note 3, CompuCredit, L.P. converted from a partnership to a corporation on August 29, 1997. For the period August 14, 1996 (inception) through August 28, 1997, the entity was a limited partnership, and as such, no income tax provision was recorded. No income tax expense was recorded related to the activities of the corporation for the period August 29, 1997 through December 31, 1997, as the Company had no taxable income.

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities, which represent the difference between the amounts reported for financial reporting purposes and amounts used for income tax purposes. Statement No. 109 requires that the deferred tax effects of a change in tax status be included in income from continuing operations at the date the change in tax status occurs. On
August 29, 1997, when CompuCredit, L.P. converted to a C-corporation status for legal and tax purposes and became subject to income taxes, deferred tax assets and liabilities were recognized for existing temporary differences. At that date, a tax benefit of

                    COMPUCREDIT CORPORATION AND SUBSIDIARIES

9. INCOME TAXES (CONTINUED)

$82,000 was recorded related to the recognition of existing deferred tax assets. Such benefit was fully offset by a $82,000 valuation allowance.

    The current and deferred portions of federal and state income tax expense are as follows:

                                                              FOR THE PERIOD          FOR THE
                                                              AUGUST 14, 1996        YEAR ENDED
                                                              (INCEPTION) TO        DECEMBER 31,
                                                               DECEMBER 31,     --------------------
                                                                   1996           1997        1998
                                                              ---------------   ---------   --------
Federal income tax expense:
  Current tax expense.......................................      $      --     $     --    $ 8,436
  Deferred tax expense......................................             --           --      5,419
                                                                  ---------     ---------   -------
Total federal income tax expense............................             --           --     13,855
State income tax expense:
  Current tax expense.......................................             --           --        965
  Deferred tax expense......................................             --           --        659
                                                                  ---------     ---------   -------
Total state income tax expense..............................             --           --      1,624
                                                                  ---------     ---------   -------
Total income tax expense....................................      $      --     $     --    $15,479
                                                                  =========     =========   =======

    Income tax expense differed from amounts computed by applying the statutory U.S. Federal income tax rate to pretax income from operations as a result of the following:

                                                              FOR THE PERIOD          FOR THE
                                                              AUGUST 14, 1996        YEAR ENDED
                                                              (INCEPTION) TO        DECEMBER 31,
                                                                DECEMBER 31     --------------------
                                                                   1996           1997        1998
                                                              ---------------   ---------   --------
                                                                          (IN THOUSANDS)
Taxes at statutory rate.....................................      $      --     $     --    $14,318
Increase in income taxes resulting from:
  State income tax expense, net of federal income tax
    benefit.................................................             --           --      1,042
  Change in valuation allowance.............................             --           --         82
  Other, net................................................             --           --         37
                                                                  ---------     ---------   -------
Total income tax expense....................................      $      --     $     --    $15,479
                                                                  =========     =========   =======

                    COMPUCREDIT CORPORATION AND SUBSIDIARIES

9. INCOME TAXES (CONTINUED)

    The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 1997 and 1998 are presented below:

                                                                AT DECEMBER 31
                                                              -------------------
                                                               1997       1998
                                                              -------    -------
                                                                (IN THOUSANDS)
Deferred tax assets:
Depreciation and amortization...............................  $    15    $    79
Loan loss provision.........................................      368         --
Net operating loss carryforwards............................      795         --
Other, net..................................................       --        146
                                                              -------    -------
Total deferred tax asset....................................    1,178        225
Deferred tax liabilities:
Loan loss provision.........................................       --     (2,447)
Cash advance fees...........................................       --       (486)
Software development costs..................................     (164)      (550)
Deferred costs..............................................     (585)      (415)
Gain on securitization......................................     (347)    (2,405)
                                                              -------    -------
Total deferred tax liability................................   (1,096)    (6,303)
Valuation allowance.........................................      (82)        --
                                                              -------    -------
Net deferred tax (liability) asset..........................  $    --    $(6,078)
                                                              =======    =======

10. EARNINGS PER SHARE

    The following table sets forth the computation of basic earnings per share:

                                                              FOR THE YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                               1997       1998
                                                              -------    -------
                                                              (IN THOUSANDS, EXCEPT
                                                                 PER SHARE DATA)
Numerator:
  Net income (loss).........................................   $  (725)    $25,430
  Preferred stock dividends.................................      (616)     (1,800)
                                                               -------     -------
Numerator for basic earnings per share--income (loss)
  attributable to common shareholders.......................    (1,341)     23,630
Denominator:
Denominator for basic earnings per share--weighted average
  shares outstanding........................................     2,062       2,087
                                                               -------     -------
Basic earnings (loss) per share.............................   $ (0.65)    $ 11.32
                                                               =======     =======

    There are no differences between diluted and basic earnings per share.

                    COMPUCREDIT CORPORATION AND SUBSIDIARIES

11. STOCK OPTIONS

    The Company has an Amended and Restated 1998 Stock Option Plan ("1998 Plan") under which the Company may grant an aggregate of 78,947 shares of the Company's common stock to members of the Board of Directors, employees, consultants and advisors of the Company. The exercise price per share of the options may be less than, equal to or greater than the market price on the date the option is granted. The option period will not exceed 10 years from the date of grant. Information related to options outstanding under the 1998 Plan is as follows:

                                                                         WEIGHTED
                                                                         AVERAGE
                                                                         EXERCISE
                                                               NUMBER     PRICE
                                                              --------   --------
For the year ended December 31, 1998
Under option, beginning of year.............................      --     $    --
  Granted...................................................   3,995      187.74
  Exercised.................................................      --          --
  Expired...................................................      --          --
Under option, end of year...................................   3,995     $187.74

                                                                                            WEIGHTED
                                                                                             AVERAGE
                                                                            WEIGHTED        REMAINING
                                                                            AVERAGE        CONTRACTUAL
                                                               NUMBER    EXERCISE PRICE   LIFE IN YEARS
                                                              --------   --------------   -------------
Options outstanding not exercisable, end of year............   3,995         $187.74            1

    As permitted by FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123"), the Company recognizes compensation cost for stock-based employee compensation awards in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company did not recognize any compensation expense for stock-based employee compensation awards for the years ended December 31, 1997 and 1998.

    If the Company had recognized compensation expense in accordance with Statement 123, net income and net income per share would have been $25,427,000 and $11.32, respectively, for the year ended December 31, 1998. The per share weighted average fair value of stock options granted during 1998 was $6.42, using the Minimum Value option pricing model. The fair value of the options granted during the year was based upon the discounted value of future cash flows of the options using the following assumptions for 1998: Risk free interest rate--6.0%, expected life of the options--5.0 years and expected dividends (as a percent of the fair value of the stock)--0%.

12. RELATED PARTY TRANSACTIONS

    During 1998, the Company entered into a note with a related party in the face amount of $13,000,000. Under the terms of the promissory note, interest accrued at a rate of 2.0% per month and was payable monthly in arrears. In July 1998, the promissory note and all accrued interest was paid in full.

                    COMPUCREDIT CORPORATION AND SUBSIDIARIES

13. SUBSEQUENT EVENTS

    On February 10, 1999, third party investors purchased the outstanding undivided interest in one of the Company's securitization structures for cash. The price paid by the purchasers exceeded the amounts required to be paid to the selling investors, which was limited to the selling investors' outstanding investment, accrued interest and unpaid fees. The excess totaled $31.4 million, of which $5.0 million was deposited into a reserve account to serve as a credit enhancement that was required by the new investors. The remaining $26.4 million was remitted to the Company's wholly owned subsidiary created in connection with the securitization.

    The Company expects to file Amendment No. 2 to its Form S-1 to register 8,125,000 shares of its common stock to be issued in an initial public offering on or about February 24, 1999.

                    COMPUCREDIT CORPORATION AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                               (UNAUDITED)
                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1999            1998
                                                              -------------   ------------
                                                                 (DOLLARS IN THOUSANDS)
ASSETS
Cash and cash equivalents...................................     $ 17,681        $12,256
Retained interests in credit card receivables securitized...      140,768         65,184
Accrued interest and fees...................................        5,845          1,979
                                                                 --------        -------
Net credit card receivables.................................      146,613         67,163

Amounts due from securitization.............................        5,432          3,243
Deferred costs, net.........................................        2,173          1,375
Software, furniture, fixtures and equipment, net............        5,158          1,736
Prepaid expenses............................................        1,406            195
Other assets................................................        4,099          1,615
                                                                 --------        -------
Total assets................................................     $182,562        $87,583
                                                                 ========        =======
LIABILITIES
Amounts due to securitization...............................     $  1,476        $10,774
Accrued expenses............................................       11,330          4,745
Deferred revenue............................................        5,844          2,075
Income tax liability........................................       17,775         15,479
                                                                 --------        -------
Total liabilities...........................................       36,425         33,073

SHAREHOLDERS' EQUITY
Preferred stock, no par value, 10,000,000 shares authorized, no shares issued and outstanding at September 30, 1999;
  $100 par value, cumulative and non-participating, 500,000
  shares authorized, 200,000 issued and outstanding at
  December 31, 1998.........................................           --         20,000
Common stock, no par value, 60,000,000 shares authorized,
  40,051,392 issued and outstanding at September 30, 1999;
  45,600,000 shares authorized, 32,384,860 issued and
  outstanding at December 31, 1998 (1)......................           --             --
Additional paid-in capital..................................       92,795          9,953
Retained earnings...........................................       53,342         24,557
                                                                 --------        -------
Total shareholders' equity..................................      146,137         54,510
                                                                 --------        -------
Total liabilities and shareholders' equity..................     $182,562        $87,583
                                                                 ========        =======

------------------------

(1) After giving effect to the 15.2-for-1 stock split effective April 28, 1999.

                            See accompanying notes.

                    COMPUCREDIT CORPORATION AND SUBSIDIARIES

            CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                                                                       FOR THE
                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              -------------------------
                                                                1999            1998
                                                              --------         -------
                                                               (DOLLARS IN THOUSANDS,
                                                               EXCEPT PER SHARE DATA)
Interest income.............................................  $  1,443         $   187

Interest expense:
  Short-term borrowings.....................................        --             536
                                                              --------         -------
Total interest expense......................................        --             536

Net interest income (expense)...............................     1,443            (349)

Other operating income:
  Securitization income, net................................     5,612           7,192
  Income from retained interests in credit card receivables
    securitized.............................................    48,416          21,615
  Servicing income..........................................     6,707           9,178
  Other credit card fees....................................    11,371           2,765
  Interchange fees..........................................     4,759           1,087
  Ancillary products........................................     4,236             387
                                                              --------         -------
Total other operating income................................    81,101          42,224

Other operating expense:
  Salaries and benefits.....................................     2,140             731
  Credit card servicing.....................................     4,826           1,669
  Marketing and solicitation................................    23,651           4,289
  Professional fees.........................................     1,296             604
  Data processing...........................................     1,900             959
  Net occupancy.............................................       493             111
  Ancillary product expense.................................     1,118             213
  Other.....................................................     1,820             802
                                                              --------         -------
Total other operating expense...............................    37,244           9,378

Income before income taxes..................................    45,300          32,497
Income tax expense..........................................   (16,515)        (12,478)
                                                              --------         -------
Net income..................................................  $ 28,785         $20,019
                                                              ========         =======
Net income attributable to common shareholders..............  $ 28,203         $18,673
                                                              ========         =======
Net income per common share--basic and diluted (1)..........  $   0.77         $  0.59
                                                              ========         =======

------------------------

(1) After giving effect to the 15.2-for-1 stock split effective on April 28, 1999.

                            See accompanying notes.

                    COMPUCREDIT CORPORATION AND SUBSIDIARIES

     CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (UNAUDITED)

             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998

                                      COMMON STOCK        ADDITIONAL               RETAINED        TOTAL
                                  ---------------------    PAID-IN     PREFERRED   EARNINGS    SHAREHOLDERS'
                                  SHARES(1)     AMOUNT     CAPITAL       STOCK     (DEFICIT)      EQUITY
                                  ----------   --------   ----------   ---------   ---------   -------------
                                                            (DOLLARS IN THOUSANDS)
Balance at December 31, 1997....  31,340,195     $ --       $    --    $ 20,000     $  (873)     $ 19,127
  Issuance of common stock......   1,044,665       --         9,953          --          --         9,953
  Net income....................          --       --            --          --      20,019        20,019
                                  ----------     ----       -------    --------     -------      --------
Balance at September 30, 1998...  32,384,860     $ --       $ 9,953    $ 20,000     $19,146      $ 49,099
                                  ==========     ====       =======    ========     =======      ========

Balance at December 31, 1998....  32,384,860     $ --       $ 9,953    $ 20,000     $24,557      $ 54,510
  Conversion of preferred
    stock.......................   1,916,532       --        20,000     (20,000)         --            --
  Issuance of common stock......   5,750,000       --        62,842          --          --        62,842
  Net income....................          --       --            --          --      28,785        28,785
                                  ----------     ----       -------    --------     -------      --------
Balance at September 30, 1999...  40,051,392     $ --       $92,795    $     --     $53,342      $146,137
                                  ==========     ====       =======    ========     =======      ========

------------------------

(1) After giving effect to the 15.2-for-1 stock split effective April 28, 1999.

                            See accompanying notes.

                    COMPUCREDIT CORPORATION AND SUBSIDIARIES

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                              FOR THE NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                              -------------------------
                                                                1999            1998
                                                              ---------       ---------
                                                               (DOLLARS IN THOUSANDS)
OPERATING ACTIVITIES
Net income..................................................  $  28,785       $  20,019
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation expense......................................        912             288
  Amortization expense......................................        977             559
  Securitization income.....................................     (5,612)         (7,192)
  Income from retained interests in credit card receivables
    securitized.............................................    (11,039)        (16,727)
  Changes in assets and liabilities:
    Accrued interest and fees...............................     (3,866)           (683)
    Amounts due from securitization.........................     (2,189)         (1,431)
    Deferred costs..........................................     (2,219)           (355)
    Prepaid expenses........................................     (1,211)            267
    Amounts due to securitization...........................     (9,298)          2,336
    Accrued expenses........................................      6,586           1,781
    Deferred revenue........................................      3,769           1,388
    Income tax liability....................................      2,296          12,478
    Other...................................................     (2,484)           (392)
                                                              ---------       ---------
Net cash provided by operating activities...................      5,407          12,336

INVESTING ACTIVITIES
Net loans originated or purchased...........................   (295,187)       (307,611)
Recoveries of loans previously charged off..................        270              40
Net proceeds from securitization of loans...................    199,632         273,379
Proceeds from retained interests in credit card receivables
  securitized...............................................     36,796          17,316
Purchases of and development of software, furniture,
  fixtures and equipment....................................     (4,335)         (1,097)
                                                              ---------       ---------
Net cash used in investing activities.......................    (62,824)        (17,973)

FINANCING ACTIVITIES
Net proceeds from issuance of common stock..................     62,842           9,953
Proceeds from short-term borrowings.........................         --          13,000
Payment of short-term borrowings............................         --         (13,000)
                                                              ---------       ---------
Net cash provided by financing activities...................     62,842           9,953

NET INCREASE IN CASH........................................      5,425           4,316
Cash and cash equivalents at beginning of period............     12,256           1,678
                                                              ---------       ---------
Cash and cash equivalents at end of period..................  $  17,681       $   5,994
                                                              =========       =========

                            See accompanying notes.

                    COMPUCREDIT CORPORATION AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                               SEPTEMBER 30, 1999

1. ORGANIZATION AND BASIS OF PRESENTATION

    The condensed consolidated financial statements include the accounts of CompuCredit Corporation and its subsidiaries (collectively, the "Company"). The principal subsidiaries are CompuCredit Funding Corp. and CompuCredit Acquisition Corporation, which were formed for the purpose of effecting the securitization of credit card receivables. All significant intercompany balances and transactions have been eliminated for financial reporting purposes. The Company was formed for the purpose of offering unsecured credit and fee based products and services to a specialized segment of the consumer credit market. The Company has a contractual arrangement with a third party financial institution pursuant to which the financial institution issues general purpose Visa credit cards under the Company's "Aspire" trademark, and the Company purchases the receivables relating to such accounts.

    The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete consolidated financial statements. In the opinion of management, all normal recurring adjustments considered necessary to fairly state the results for the interim periods presented have been included. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements as well as the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates. Certain estimates such as credit losses, payment and discount rates have a significant impact on the gains recorded on securitizations. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of the results for the year ended December 31, 1999. The notes to the financial statements for the year ended December 31, 1998 contained in the Company's final prospectus dated April 22, 1999 and filed with the Securities and Exchange Commission on April 23, 1999 should be read in conjunction with these condensed consolidated financial statements.

    Certain amounts in prior period financial statements have been reclassified to conform to the current period presentation.

2. SIGNIFICANT ACCOUNTING POLICIES

    The following is a summary of significant accounting policies followed in the preparation of the consolidated financial statements.

ASSET SECURITIZATION

    The Company has securitized a substantial portion of its credit card receivables. When the Company sells receivables in securitizations, it retains certain undivided ownership interests, interest-only strips and servicing rights. Although the Company continues to service the underlying credit card accounts and maintains the client relationships, these transactions are treated as sales and the securitized receivables are not reflected on the consolidated balance sheet. The retained ownership interests are included in Retained Interests in Credit Card Receivables Securitized.

                    COMPUCREDIT CORPORATION AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                         SEPTEMBER 30, 1999 (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

    Under Statement of Financial Accounting Standards No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" ("Statement No. 125"), gains are recognized at the time of each sale. These gains are based on the estimated fair value of the retained interests which are based on the estimated present value of the cash flows the Company expects to receive over the estimated outstanding life of the receivables. These cash flows represent estimates of finance charges and late fees, servicing fees, costs of funds paid to investors, payment rates, credit losses, and required amortization payments to investors.

    The retained interests are subsequently accounted for as trading securities and reported at estimated fair market value with changes in fair value included in income in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("Statement No. 115"). Certain estimates used in the determination of the gains and the related fair values of interest-only strips and retained ownership interests are influenced by factors outside the Company's control, and, as a result, such estimates could materially change in the near term.

3. SECURITIZATIONS

    The Company securitizes a substantial portion of its Company issued credit card receivables through the CompuCredit Credit Card Master Trust (the "Master Trust"). Credit card receivables are transferred to the Master Trust, which issues certificates representing undivided ownership interests in the assets of the Master Trust. In 1998, the Company also securitized two purchased portfolios of credit card receivables through securitization structures with third party commercial paper conduits. The Company's transfers are treated as sales as they satisfy the requirements of Statement No. 125 and the receivables are removed from the consolidated balance sheet. The securitization transactions do not affect the relationship the Company has with its clients and the Company continues to service the credit card receivables. As of September 30, 1999, the Company receives servicing fees ranging up to 10% per year of the cash collected on receivables or up to 6% per year of the principal receivables securitized. The Company either provides the servicing or contracts with third party service providers.

    The table below summarizes the Company's securitization activity:

                                                              FOR THE NINE MONTHS ENDED
                                                                    SEPTEMBER 30
                                                              -------------------------
                                                                1999             1998
                                                              --------         --------
                                                                   (IN THOUSANDS)
Proceeds from securitizations...............................  $236,428         $290,695
Excess cash flows received on retained interests............    59,120           21,676
Pretax securitization income................................     5,612            7,192

    The investors in the Company's securitization transactions have no recourse against the Company for its clients' failure to pay their credit card loans. However, most of the Company's retained interests are subordinated to the investors' interests until the investors have been fully paid.

    As an additional credit enhancement on CompuCredit's securitization structures associated with its purchased receivables, CompuCredit pays the excess cash collected on the receivables to the investors as an accelerated amortization payment. This excess cash that the Company paid to the investors

                    COMPUCREDIT CORPORATION AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                         SEPTEMBER 30, 1999 (CONTINUED)

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

totaled $36.8 million and $17.3 million for the nine months ended September 30, 1999 and 1998, respectively. The increase in 1999 is due to the timing of the Company's purchases of receivables. The Company purchased its first portfolio of receivables during the three months ended June 30, 1998, and thus did not receive or pay to the investors any excess cash until after April 1998. The Company's valuation of its retained interests incorporates this credit enhancement, and the Company estimates that it takes approximately three to five years from the inception of each securitization structure to completely repay the investors using excess cash collected on the receivables. Once the investors are repaid, any remaining receivables and funds held in the securitization structure will be payable to the Company.

    The pretax securitization income recorded by the Company and the measurement of the Company's retained interests are dependent upon management's estimates of future cash flows using the cash-out method. Under the cash-out method, the future cash flows (including the release of any cash related to credit enhancements) are recorded at a discounted value. The cash flows are discounted based on the timing of when the Company expects to receive the cash flows. The discount rates are based on management's estimates of returns that would be required by investors in an investment with similar terms and credit quality. Interest rates received on the credit card receivables are estimated based on the stated annual percentage rates in the credit card agreements. Estimated default and payment rates are based on historical results, adjusted for expected changes based on the Company's credit risk models. Credit card receivables are typically charged off in the next billing cycle after becoming 180 days past due, although earlier charge-offs may occur specifically related to accounts of bankrupt or deceased clients. Bankrupt and deceased clients' accounts are typically charged off within 30 days of verification.

    Subsequent to each sale, the Company's retained interests are carried at estimated fair market value with changes in fair value included in income as they are classified as trading securities. Since quoted market prices are generally not available, the Company estimates fair value based on the estimated present value of future cash flows using management's best estimates of key assumptions. Changes in any of these assumptions could impact the fair value estimates and the realization of future cash flows. The weighted average key assumptions used to estimate the fair value of the Company's retained interests as of the end of each nine-month period are presented below:

                                                                  SEPTEMBER 30,
                                                              ----------------------
                                                                1999          1998
                                                              --------      --------
Payment rate (monthly)......................................     7.2%          5.0%

Expected credit loss rate (annualized)......................    10.9          13.7

Residual cash flows discount rate...........................    19.4          29.8

    The return to the investors in the securitizations is based on management's estimates of forward yield curves. The changes in the weighted average assumptions from September 30, 1998 to September 30, 1999 are primarily due to the change in the mix of CompuCredit's originated and purchased receivables. Since the receivables originated by CompuCredit have historically performed better than the purchased portfolio, the significant growth experienced in the originated portfolio has caused the weighted average assumptions to improve as of September 30, 1999.

                    COMPUCREDIT CORPORATION AND SUBSIDIARIES
        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
                         SEPTEMBER 30, 1999 (CONTINUED)

4. EARNINGS PER SHARE

    The following tables sets forth the computation of earnings per share:

                                                              FOR THE NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                                 1999          1998
                                                              ----------   ------------
Numerator:
  Net income................................................   $28,785       $20,019
  Preferred stock dividends.................................      (582)       (1,346)
                                                               -------       -------
  Income attributable to common shareholders................    28,203        18,673
Denominator:
  Denominator for basic earnings per share--
    Weighted-average shares outstanding.....................    36,747        31,497
    Effect of dilutive stock options........................        49            --
  Denominator for diluted earnings per share--
    Adjusted weighted-average shares........................    36,796        31,497
                                                               -------       -------
Basic earnings per share....................................   $  0.77       $  0.59
                                                               =======       =======
Diluted earnings per share..................................   $  0.77       $  0.59
                                                               =======       =======

    There are no differences between diluted and basic earnings per share. The number of weighted average shares outstanding gives effect to the 15.2-for-1 stock split effective April 28, 1999 which occurred in connection with the Company's initial public offering. On April 28, 1999, the Company completed its initial public offering of 5,000,000 shares of common stock at $12.00 per share. On May 5, 1999, the Company issued an additional 750,000 shares of common stock at $12.00 per share following the exercise by the Underwriters of their over-allotment option granted in connection with the Company's initial public offering.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

           , 2000

                                     [LOGO]

                            COMPUCREDIT CORPORATION

                        4,000,000 SHARES OF COMMON STOCK

                                 --------------

                              P R O S P E C T U S
                              -------------------

                          DONALDSON, LUFKIN & JENRETTE
                               J.P. MORGAN & CO.
                            BEAR, STEARNS & CO. INC.
                          FIRST UNION SECURITIES, INC.
                            PAINEWEBBER INCORPORATED
                                 DLJDIRECT INC.

---------------------------------------------------------

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or the affairs of CompuCredit have not changed since the date hereof.
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Registration fee to Securities and Exchange Commission......  $ 35,000
Nasdaq National Market listing fee..........................    17,500
Printing costs..............................................   275,000
Accounting fees and expenses................................   100,000
Legal fees and expenses.....................................   400,000
Miscellaneous expenses......................................    50,500
Total.......................................................  $878,000

    The foregoing items, except for the registration fee to the Securities and Exchange Commission, are estimated.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Georgia Business Corporation Code (the "GBCC") permits a corporation to eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of duty of care or other duty as a director, provided that no provisions shall eliminate or limit the liability of a director: (i) for any appropriation, in violation of his duties, of any business opportunity of the corporation; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) for unlawful corporate distributions; or (iv) for any transaction from which the director received an improper personal benefit. This provision pertains only to breaches of duty by directors in their capacity as directors (and not in any other corporate capacity, such as officers) and limits liability only for breaches of fiduciary duties under the GBCC (and not for violation of other laws, such as the federal securities laws). The Amended and Restated Articles of Incorporation exonerate the directors of CompuCredit Corporation ("CompuCredit") from monetary liability to the extent permitted by this statutory provision.

    CompuCredit's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws also provide that CompuCredit shall indemnify any director, and may indemnify any officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of CompuCredit), by reason of the fact that such person is or was a director or officer of CompuCredit, or is or was serving at the request of CompuCredit as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including reasonable attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of CompuCredit (and with respect to any criminal action or proceeding, if such person had no reasonable cause to believe such person's conduct was unlawful), to the maximum extent permitted by, and in the manner provided by, the GBCC. In addition, the Amended and Restated Bylaws provide that CompuCredit will advance to its directors, and may advance to its officers, reasonable expenses of any such proceeding; provided that, such person furnishes CompuCredit with (i) a written affirmation of such person's good faith belief that such person has met the applicable standard of conduct and (ii) a written undertaking to repay any advances if it is ultimately determined that such person is not entitled to indemnification.

    Notwithstanding any provision of CompuCredit's Amended and Restated Articles of Incorporation and Amended and Restated Bylaws to the contrary, the GBCC provides that CompuCredit shall not indemnify a director or officer for any liability incurred in a proceeding in which a director or officer is adjudged liable to CompuCredit or is subjected to injunctive relief in favor of
CompuCredit: (i) for any appropriation, in violation of his duties, of any business opportunity of CompuCredit; (ii) for acts or omissions which involve intentional misconduct or a knowing violation of law; (iii) for unlawful corporate distributions; and (iv) for any transaction from which the director or officer received an improper personal benefit.

    CompuCredit has purchased insurance with respect to, among other things, liabilities that may accrue under the statutory provisions referred to above.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    The share numbers provided in the following paragraphs of this Item 15 do not reflect the stock split effected by CompuCredit contemporaneously with the closing of its initial public offering.

    On August 29, 1997, CompuCredit issued to the partners of CompuCredit, L.P., a Georgia limited partnership, in connection with the merger of CompuCredit, L.P. with and into CompuCredit, an aggregate of 2,000,000 shares of common stock and 200,000 shares of preferred stock in exchange for an aggregate of 86 Series A Units, 14 Series B Units and 1 Series C Unit of CompuCredit, L.P. This transaction was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), based on the facts set forth below.

    On August 29, 1997, CompuCredit issued to Atlantic Equity Corporation, in connection with the execution of a certain Certificate Purchase Agreement relating to a securitization of credit card receivables by CompuCredit, an aggregate of 61,855 shares of common stock in consideration of the benefits accruing to CompuCredit under such Certificate Purchase Agreement. This transaction was exempt from registration under Section 4(2) of the Securities Act, based on the facts set forth below. On August 21, 1998, CompuCredit issued to Greystone Capital Partners I, L.P., in a private placement exempt from registration under Section 4(2) of the Securities Act, based on the facts set forth below, an aggregate of 68,728 shares of common stock for an aggregate purchase price of $10,000,000.

    On April 28, 1999, concurrently with the closing of CompuCredit's initial public offering, shares of CompuCredit's preferred stock held by the following shareholders were exchanged with CompuCredit for common stock under a plan of recapitalization. Each share of preferred stock held by such shareholders had a stated value of $100 per share and accrued dividends at a rate of 9% per annum from the date of issuance. The number of shares of common stock each shareholder received was determined by dividing the liquidation preference amount, including accrued dividends, on the closing date of CompuCredit's initial public offering by $12.00 per share, the offering price per share of the common stock in CompuCredit's initial public offering. The exchange was exempt from registration under Section 4(2) of the Securities Act based on the facts set forth below.

                                                  PREFERRED   LIQUIDATION PREFERENCE, INCLUDING    COMMON
                                                   SHARES             ACCRUED DIVIDENDS            SHARES
STOCKHOLDER                                         HELD            AS OF APRIL 28, 1999          RECEIVED
-----------                                       ---------   ---------------------------------   --------
Bravo Trust One.................................   95,451                $10,976,080              914,674
Bravo Trust Two.................................   95,451                 10,976,080              914,674
CompuCredit Management Corp.....................    2,298                    264,251               22,021
Brett M. Samsky.................................    6,800                    781,944               65,163

    All of the shares of common stock were acquired by the investors described above for investment purposes and with no present intention toward the resale or distribution thereof. The offers and sales were made without public solicitation, and the stock certificates bear restrictive legends. No underwriter was involved in the transactions, and no commissions were paid.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits

     EXHIBIT NO.                                DESCRIPTION
     -----------                                -----------
       1.1*             Form of Underwriting Agreement.
       3.1              Amended and Restated Articles of Incorporation of
                        CompuCredit Corporation (incorporated by reference to
                        Exhibit 3.1 to CompuCredit's Registration Statement on Form
                        S-1 (File No. 333-62327)).
       3.2              Amended and Restated Bylaws of CompuCredit Corporation
                        (incorporated by reference to Exhibit 3.2 to CompuCredit's
                        Registration Statement on Form S-1 (File No. 333-62327)).
       4.1              Form of certificate representing shares of the Registrant's common stock (incorporated by reference to Exhibit 4.1 to
                        CompuCredit's Registration Statement on Form S-1 (File
                        No. 333-69879)).
       5.1*             Legal opinion of Troutman Sanders LLP regarding legality of securities being registered.
      10.1+             Stockholders Agreement, dated as of April 28, 1999, by and among CompuCredit, Frank J. Hanna, III, individually and as
                        Trustee of Bravo Trust One, David G. Hanna, individually and as Trustee of Bravo Trust Two, Richard W. Gilbert and
                        Richard R. House, Jr.
      10.2.1            Amended and Restated 1998 Stock Option Plan (incorporated by reference to Exhibit 10.2 to CompuCredit's Registration
                        Statement on Form S-1 (File No. 333-69879)).
      10.2.2            CompuCredit Employee Stock Purchase Plan (incorporated by
                        reference to Exhibit 4.3 to CompuCredit's Registration
                        Statement on Form S-1 (File No. 333-92899)).
      10.3.1            Form of Employment Agreement with Schedule of Terms
                        (incorporated by reference to Exhibit 10.3 to CompuCredit's
                        Registration Statement on Form S-1 (File No. 333-69879)).
      10.3.2+           Form of Amendment to Employment Agreement with Schedule of
                        Parties.
      10.4              Agreement, dated as of September 23, 1997, by and among
                        CompuCredit Corporation, Visionary Systems, Inc. and VSX
                        Corporation (incorporated by reference to Exhibit 10.6 to
                        CompuCredit's Registration Statement on Form S-1 (File
                        No. 333-62327)).
      10.5.1**          Affinity Card Agreement, dated as of January 6, 1997,
                        between Columbus Bank and Trust Company and CompuCredit,
                        L.P. (incorporated by reference to Exhibit 10.7.1 to
                        CompuCredit's Registration Statement on Form S-1 (File
                        No. 333-62327)).
      10.5.2            Amendment to Affinity Card Agreement, dated as of March 26,
                        1998, between Columbus Bank and Trust Company and
                        CompuCredit Corporation, as successor to CompuCredit, L.P.
                        (incorporated by reference to Exhibit 10.7.2 to
                        CompuCredit's Registration Statement on Form S-1 (File
                        No. 333-62327)).
      10.5.3            Amendment to Affinity Card Agreement, dated as of August 1,
                        1998, by and among Columbus Bank and Trust Company and
                        CompuCredit Corporation, as successor to CompuCredit, L.P., and CompuCredit Acquisition Corp. (incorporated by reference to Exhibit 10.7.3 to CompuCredit's Registration Statement on
                        Form S-1 (File No. 333-69879)).
      10.5.4**          Facilities Management Services Agreement, dated as of August
                        1, 1998, between Columbus Bank and Trust Company and
                        CompuCredit Corporation, as successor to CompuCredit, L.P.
                        (incorporated by reference to Exhibit 10.7.4 to
                        CompuCredit's Registration Statement on Form S-1 (File
                        No. 333-69879)).
      10.5.5            Amendment to Affinity Card Agreement and Facilities
                        Management Agreement, dated as of November 11, 1998, by and among Columbus Bank and Trust Company, CompuCredit
                        Corporation, as successor to CompuCredit, L.P., and
                        CompuCredit Acquisition Corp. (incorporated by reference to
                        Exhibit 10.7.5 to CompuCredit's Registration Statement on
                        Form S-1 (File No. 333-69879)).

     EXHIBIT NO.                                DESCRIPTION
     -----------                                -----------
      21.1+             Subsidiaries of the Registrant.
      23.1+             Consent of Ernst & Young LLP.
      23.2*             Consent of Troutman Sanders LLP (included in Exhibit 5.1).
      24.1+             Power of Attorney (included in the signature pages to this
                        Registration Statement).

------------------------

 *  To be filed by amendment.

** Confidential treatment has been granted with respect to portions of this exhibit.

 +  Filed herewith.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction to the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
    (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering hereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on January 18, 2000.

                                          COMPUCREDIT CORPORATION

                                          By: /s/ DAVID G. HANNA
--------------------------------------------------------------------------------
                                              David G. Hanna
                                              President

                               POWER OF ATTORNEY

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David G. Hanna and Brett M. Samsky, and each of them, his or her true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement, has been signed below by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                              TITLE                        DATE
                  ---------                              -----                        ----
             /s/ DAVID G. HANNA                President and Chairman of
    ------------------------------------         the Board (Principal           January 18, 2000
               David G. Hanna                    Executive Officer)

             /s/ BRETT M. SAMSKY               Chief Financial Officer
    ------------------------------------         (Principal Financial           January 18, 2000
               Brett M. Samsky                   Officer)

            /s/ ASHLEY L. JOHNSON              Treasurer and Controller
    ------------------------------------         (Principal Accounting          January 18, 2000
              Ashley L. Johnson                  Officer)

           /s/ RICHARD W. GILBERT
    ------------------------------------       Director                         January 18, 2000
             Richard W. Gilbert

           /s/ FRANK J. HANNA, III
    ------------------------------------       Director                         January 18, 2000
             Frank J. Hanna, III

                  SIGNATURE                              TITLE                        DATE
                  ---------                              -----                        ----
          /s/ RICHARD E. HUDDLESTON
    ------------------------------------       Director                         January 18, 2000
            Richard E. Huddleston

          /s/ GAIL COUTCHER HUGHES
    ------------------------------------       Director                         January 18, 2000
            Gail Coutcher Hughes

           /s/ JAMES P. KELLY, III
    ------------------------------------       Director                         January 18, 2000
             James P. Kelly, III

            /s/ MACK F. MATTINGLY
    ------------------------------------       Director                         January 18, 2000
              Mack F. Mattingly

          /s/ THOMAS G. ROSENCRANTS
    ------------------------------------       Director                         January 18, 2000
            Thomas G. Rosencrants